



Rabobank

Rabobank Nederland
Directoraat Control Rabobank Groep

Sender UC-G 717, Postbus 17100, 3500 HG Utrecht

Visiting address Croeselaan 18, Utrecht

Telephone 00 31 302162615
Fax 0031 302161940

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Our reference BB/jcd
Date Oktober 1, 2010

Subject Rabobank Nederland Rule 12g3-2(b) File No. 82-5010

The enclosed Interim Report 2010, press releases from the periode September 2010 and the Pricing Supplements of September 2010 are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Rabobank Nederland (the "Bank") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) there under.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Yours sincerely,
Rabobank Nederland

Prof.dr.ir.Bert Bruggink
Executive Board / CFO Rabobank Group

10/15

Press releases September 2010

Rabobank Agri Commodities Monthly September

29-9-2010 | Food and Agribusiness news

Sugar prices reached new highs in September, causing Rabobank analysts to ask how much further can they rise? While wheat prices appear to have reached an interim peak, corn prices rallied to their highest level since mid-2008. Rabobank again lifted its soybean price forecast, despite a record U.S. soybean harvest. The Rabobank Agri Commodities Monthly for September looks at the effects of global fundamentals and prices, and gives an outlook for wheat, sugar, corn and soybeans.

WHEAT

- Rabobank production estimate unchanged
- Rising corn prices supportive to wheat
- Continued production uncertainty in Southern Hemisphere and Russia

As global wheat prices consolidate the gains made during the summer rally, Rabobank has maintained its estimate of world wheat production at 639 million tonnes. The market has now realised that the lack of feed grain exports from the Black Sea Region places additional pressure on U.S. corn to fill the gap until next harvest, meaning that stronger corn prices may support grain markets through to year-end. Weather-related production uncertainty continues in the Southern Hemisphere and for new crop winter wheat plantings in Russia.

SUGAR

- Global stocks still low
- Weather still affecting output in Brazil, Thailand, Russia, China, Pakistan
- How much further can prices rise?

Continuing dry weather in Brazil, strong demand, and expectations of an impending trade flow deficit have driven prices to new highs. The impact of weather damage on the beet crop in Russia and the cane crops in China and Pakistan is still being evaluated. But late rains in Thailand brought relief and demonstrated the danger of marking crops down immediately following harsh weather. With global stocks very low and the projected 2010/11 production surplus looking vulnerable, it's hard to argue that current prices are wildly overstating the situation. It remains to be seen how much further they can rise.

CORN

- Disappointing U.S. yield reports
- Need for corn to gain acres in 2011
- Threats to South America plantings

Corn prices are at their highest level since summer 2008 as yields from early harvest regions in the U.S. disappoint. Corn needs to gain around 5 million acres to replenish depleted stocks, so corn prices will need to maintain a level that incentivises farmers to plant extra corn acreage. In Southern Brazil, the most important summer corn producing region, dry conditions have delayed planting. If these delays continue into October, more corn area could shift to soybean production, which requires less water and has a longer planting window.

SOYBEANS

- Higher grain prices and weather risks push up forecasts
- Strong global export demand
- Potential impact of La Niña weather pattern

Rabobank again raised its soybean price forecast due to further increases in grain prices. Near-term supply is more or less assured, with a record U.S. harvest and higher ending stocks in South America. But demand remains high, and an extremely strong La Niña weather pattern poses a very real threat to South American supply in 2010/11. A production downgrade in Argentina, Brazil or Paraguay would intensify the battle for acres in the U.S. Given the current relative price positions of wheat, corn and cotton, soybean prices would have to increase just to avoid losing acreage.

Agricultural scientist Bruce Lee receives 2010 Rabobank Leadership Award

27-9-2010 | Food and Agribusiness news

Dr Bruce Lee, head of the Food Futures Flagship programme at Australia's national science agency, has been awarded the Rabobank Leadership Award in recognition of his outstanding contribution to the food, beverage and agribusiness industries in Australia and New Zealand.

Presenting the award, Rabobank Australia's Chief Executive Officer Thos Gieskes said : "As a leading agricultural scientist Dr Lee plays a crucial role in leadership of not just one company, but of our entire industry. So in many respects, he is a true leader of the agribusiness industry."

A collaboration between the Commonwealth Scientific and Industrial Research Organisation (CSIRO), industry and research partners, the Food Futures Flagship is designed to transform Australia's agrifood sector by applying leading-edge technologies to high-potential food industries. A mix of research, investment and partnerships, its goal is to add $3 billion annually to the Australian agrifood industry.

"The potential impact of Dr Lee's work goes far beyond just benefiting the food and agribusiness industries," Mr Gieskes said. "The world is facing a rapidly increasing global population whose food requirements will essentially have to be serviced from a limited available base of arable land," he said. "The work being undertaken by Bruce and his team, and those they are partnering with, will in all likelihood ultimately play a role in ensuring the world is better able to feed its growing population. And in that way, contribute to fighting global famine."

The Rabobank Leadership Award is a key recognition of achievement in – and contribution to – Australia and New Zealand's food, beverage and agribusiness industries. Past winners of the annual award include agribusiness leaders Robert Hill Smith, Nick Burton Taylor, Max Ould and John Watson.

Rabobank sponsors World Equestrian Games

27-9-2010 | Other news

Rabobank has become a sponsor and the Official Agribusiness bank of the 2010 Alltech FEI World Equestrian Games. "We are pleased to have Rabobank join our family of sponsors," said Terry Johnson, vice president of marketing and sales for the World Games 2010 Foundation. "Their commitment to financing agribusiness around the world makes them a perfect fit for the 2010 Games."

As a leading financial services provider to the global food and agribusiness industry, Rabobank is the bank of choice to many leading animal feed companies in the U.S. and in key international markets. The bank also actively supports equestrian sports in its home country, the Netherlands, sponsoring the Royal Dutch Equestrian Federation and Dutch Olympic Equestrian Teams, as well as talent development programmes for young Dutch equestrians.

"Rabobank is delighted to be a part of the 2010 Alltech FEI World Equestrian Games," said Adriaan Weststrate, Managing Director, Rabobank North America Wholesale banking, "and to lend our support as Official Agribusiness Bank to an event which will bring together world leaders in the areas of equestrian health, nutrition and sports. This sponsorship is a wonderful way to continue and extend our commitment to our many valued clients in the global animal feed industry, and to showcase the talent of the Dutch equestrian team. We are especially pleased to be involved with the Games the first time they are held in the U.S., where over the course of our 30-year presence we have established a leadership position in the F&A market."

The World Equestrian Games run from September 25-October 10 at the Kentucky Horse Park in Lexington and feature eight world championships in equestrian sports: Dressage, Driving, Endurance, Eventing, Jumping, Para Dressage, Reining, and Vaulting. The Games are held every four years, two years prior to the Olympic Games, and are governed by the Fédération Equestre Internationale (FEI).

Dutch team has high hopes

With two world titles to defend, the 21-strong Dutch team is one of the favourites at this year's Games and is hoping to finish within the top eight teams.

The member banks in the Rabobank cooperative network in the Netherlands have been issued with special Kentucky guides for clients, who can also take part in an internet competition to guess how many medals the Dutch team will bring home. A special Rabobank film crew will also be following the team in Kentucky so that fans at home can watch them on the Dutch Rabosport.nl website.

RaboDirect named Australia's most trusted bank

20-9-2010 | Other news

RaboDirect, the online savings and investment platform of Rabobank Australia, was named Australia's 'most trusted bank' in the first Mozo People's Choice Awards announced on 14 September 2010. The finance comparison website Mozo asked twenty-three thousand Australian consumers to rate their individual banking experiences by six key criteria: overall satisfaction, price, features, customer service, convenience and trust.

The aggregated results of the survey provide a comprehensive report card on the Australian banking industry. RaboDirect Australia's General Manager Greg McAweeney is thrilled by the award. "Unlike other banking awards, which the industry votes for, these awards represent the voices of real people talking about their day-to-day experiences with their banks. It's very heartening to be held as the most trusted bank in an industry that is characterised by banks that continually put shareholders' interests over customers. Without trust we have nothing and I'm grateful that the Australian public view RaboDirect as the people's bank."

Mozo.com.au is an online finance comparison and reviews service that launched in October 2008 to help Australians navigate the money maze. Mozo is the first service to combine financial product comparison tools with customer ratings and reviews, allowing Australians to compare banking products and providers on everything from interest rates to customer service.

Five major risks for world grain markets

17-9-2010 | Food and Agribusiness news

In a report entitled 'Where Next for Grains?' Rabobank Food and Agri analysts outline five major risks facing world grain markets in the coming months. Rabobank does not at this stage believe that the world is re□entering a 2007/08□type 'food crisis' scenario. But significant risks in the U.S., China, Russia and the Southern Hemisphere could push grain prices higher over coming months.

Doubts on official forecasts US and China

Global grain markets are still precariously balanced following this season's devastating crop losses in the Black Sea Region, says Luke Chandler of Rabobank's Agri Commodity Markets Research team. Given the much lower feed grain exports from the Black Sea Region this season, global demand will have to be met by the corn harvest in the U.S. and China, and wheat production from Argentina and Australia. According to the Rabobank report, the official yield and harvest forecasts in all these regions may be overstated.

Weather in Southern Hemisphere

The major risk to Southern Hemisphere production is the strengthening La Niña weather pattern – represented by cooling sea surface temperatures in the Pacific Ocean. According to the latest indicators, La Niña has continued to strengthen in September and looks set to continue through the remainder of 2010. Luke Chandler predicts that the subsequent threat to wheat and soybean yields in South America will be a significant risk for both grains and oilseeds markets in 2010/11.

Setbacks in Black Sea region

The prolonged drought which devastated crops in Russia, Ukraine and Kazakhstan this summer could also be a setback to new crop winter plantings. With no end in sight to the hot and dry conditions, many farmers are missing the optimal planting window for winter wheat as they wait for rains to improve subsoil moisture. And there are fears that even the areas that miss winter planting and pick up spring planting will face lower yields.

Battle for acres

With prices for grains, oilseeds and cotton at such high levels, cropping farmers worldwide are set for a bumper 12 months. Luke Chandler: "The risk here is that farmers will increase their plantings of high price crops such as wheat, soybean and cotton at the expense of lower price crops such as corn."

Corn is used not just for food and animal feed but also for fuel in the form of bio-ethanol. Luke Chandler: "If we don't expand corn acreage, there will be significant shortages in 2011/2012, particularly if drought continues to hinder feed-grain exports from the Black Sea region."

Rabobank issues 100-year bond

15-9-2010 | Press Releases

Rabobank has issued USD 350 million in bonds with the exceptional term to maturity of 100 years. Twelve investors from Asia, the US and Europe contributed funds.

Rabobank already issued bonds last summer with a 50-year term to maturity, which is also uncommon. Michael Gower, who is responsible for raising long-term funding, says it already became clear at the time of that bond issue that there was a great deal of interest on the part of large investors, particularly pension funds and insurance companies.
'This was an excellent opportunity to look into the possibilities of a bond issue with a longer term to maturity. The current low interest rates make it especially attractive at this time. The bonds carry an interest rate of 5.8 percent,'says Gower.

This is the first time a bank has ever issued a 100-year bond. Until now only a few railroads and power stations have conducted a bond issue of this type.
"It's a real confirmation of the strength of the credit, and obviously, it's borrowing 100-year money at historically low levels," concludes Gower.

Fresh-cut fruit and vegetables doing well despite downturn

13-9-2010 | Food and Agribusiness news

Sales of pre-packed fresh-cut vegetables, salads and fruits continue to grow across the EU despite the recession. Although European consumers are still looking for value for money, health and convenience are also on their shopping lists. The Rabobank Market Update on EU Fresh-Cut Fruits and Vegetables (F&V) estimates that growth in the F&V sector will continue at 4 per cent per year, subject to market rationalisation.

Cindy van Rijswick wrote the Market Update for Rabobank's Food & Agribusiness Research and Advisory department. She defines fresh-cut F&V as whole fresh fruit and vegetables that are washed, peeled, cut and portioned, then packed in bags or containers in a controlled atmosphere. The three main categories are leafy salads, fresh-cut vegetables (for stir fry or crudités for instance) and fresh-cut fruit.

Cindy is agreeably surprised by how the relatively young sector has held up to its first economic downturn. "Since these products were introduced in the 1980s, the sector has enjoyed double-digit growth in the EU. Compare this to annual volume growth of no more than 2 per cent for uncut fresh or processed fruit and vegetables."

Adapting to altered shopping behaviour

Consumers have not turned away from fresh-cut F&V products despite the broad availability of often cheaper substitutes, proving that people are still hungry for healthy and time-saving food solutions. Cindy van Rijswick: "In Spain the recession has hit consumers hard. Despite the fact that the fresh-cut F&V market is still in an early stage of development there, market growth in Spain was much higher than in more developed markets like the Netherlands."

The United Kingdom is the largest fresh-cut F&V market, accounting for around a third of total EU consumption. F&V companies in the UK have responded quickly to customers' shrinking budgets by offering better value for money products, using cheaper basic products or smaller package sizes.

Capitalising on market potential

The total EU fresh-cut F&V market is estimated to grow more than 4 per cent per year on average from 2011, both in value and volume terms. Growth in relatively immature markets such as Germany and the eastern European EU members could be as high as 6 per cent.

According to Cindy van Rijswick it's the companies that are in full control of the supply chain (sourcing, planning and logistics) and that tailor their products to customers' needs that will be best placed to capitalise on the potential of the F&V market.

"To keep volumes up and safeguard profits in the downturn, the fresh-cut F&V companies have already increased energy efficiency, reduced labour costs and cut down on waste. This streamlining and rationalisation process may lead to a stronger industry, and an even more attractive product category in the future."

Will you grow with Rabobank?

10-9-2010 | Other news

Career opportunities at Rabobank businesses around the world are now visible on a single vacancy site. Around 3,500 candidates apply for a new job at the international Food & Agri bank each year, most of them responding to vacancies on the careers website. Annemarie Engelhart from Human Resources wants the new site to put Rabobank on the world map as the employer of choice in financial services.

"Rabobank was voted Best Employer in the Netherlands in 2009 and 2010," says Annemarie Engelhart. "As an international financial services provider operating on cooperative principles we've weathered the the financial crisis well. So we are still recruiting widely for positions in retail banking, wholesale banking, asset management, leasing and real estate services. We currently have more than 500 vacancies open."

Rabobank is now embarking on a round of recruitment fairs to attract graduates from the leading Dutch universities. The bank also organises in-house sessions for Masters students to learn about the Management Traineeship opportunities during informal lunch sessions.

The new careers site includes a film 'Will you grow with Rabobank?' which echoes the style of the international corporate advertising campaign.

Rabobank Group employs 58,400 full time employees in 48 countries. Around 14,500 full time employees work at Rabobank International, serving Food & Agri clients in the Netherlands and around the world.

Economic Research: Western Europe September update

10-9-2010 | Economic news

Growth is set to slow down in Europe in the second half of 2010 as export growth falls in line with slower global economic growth. Second quarter GDP figures show Germany and the Netherlands experiencing very strong growth. France and Italy posted more moderate growth rates and Spain lagged firmly behind. Although domestic demand has increased its role in the economic recovery, the outlook for consumption and investment remains weak.

Germany – To infinity, and beyond?

The performance of the German economy was stellar in the second quarter, exceeding expectations. But the situation is less rosy going forward. Leading indicators point to waning optimism amongst German producers amid increasing uncertainty on the global economic outlook. The troubles in the European periphery combined with slowing growth in China and the US implies that Germany's GDP growth will slow down in the second half of 2010.

France – Second quarter surprises

The French economy showed surprisingly strong volume growth of 0.6% quarter-on-quarter. With strong support from inventory formation, exports, household consumption and business investment chipped in positively as well. Despite strong and broadly based growth, the relatively muted recovery of producer confidence and unfavourable prospects for household income are still obstacles on the road to French recovery.

Italy – Counting blessings

The Italian economy continued to grow briskly in the second quarter of 2010. The Italians are counting their blessings that early indications for the third quarter are also favourable for exports and inventory formation. However domestic spending does not seem to be latching onto the trade recovery. The willingness to invest and consume are respectively hostage to low capacity utilisation rates and a weak labour market.

Spain – Back to contraction

Following two quarters of very low economic growth, the Spanish economy will probably resume its downward path in the third quarter of this year. Consumption grew briskly in the first half of 2010, but government austerity measures will probably lead to a renewed fall in consumption in the third quarter. Meanwhile, the government has success¬fully started to reign in its budget deficit.

The Netherlands – Strong growth in the second quarter

The second quarter saw strong GDP-growth in the Netherlands and signs of stabilisation on the labour market. The worldwide recovery has benefited Dutch exporters and producers. But with world trade growth expected to tail off in the second half of 2010, so will Dutch GDP-growth. Consumers are still largely pessimistic about the economic outlook, so consumer spending will remain subdued for some time yet.

The Rabobank Economic Research Department follows, analyses and predicts financial and economic developments in the Netherlands and around the world.

Rabobank Christchurch withstands powerful earthquake

|

6-9-2010 | Other news

The Rabobank office in Christchurch New Zealand avoided any significant damage when a powerful 7.1 magnitude earthquake struck 30 kilometres west of the town in the early hours of Saturday 4 September. The office reopened for business on Monday 6 September.

Ben Russell, General Manager, Country Banking New Zealand says that Rabobank's building and systems remained largely unaffected by the most damaging earthquake to hit the country since 1931. Luckily all twenty staff are fine too. "While the Christchurch office will open for business as usual today, it will be operating on reduced manpower for a couple of days, given the disruption to basic services, including schools and in some areas water and sewerage."

The Rabobank Business Continuity Team was at work all through the weekend. While a lot of businesses and all schools are shut today, members of the Rabobank Christchurch team are in the office, ringing clients to find out how they are and to show support.

Vast potential for agriculture in Argentina

6-9-2010 | Food and Agribusiness news

Rabobank is sponsoring the Dutch women's hockey team as they defend their World Cup title this month in Rosario, Argentina. Jorge Correa, Head of Rabobank's Representative Office in Buenos Aires, is keeping to himself whether he supports the Dutch ladies or their Argentinian challengers 'Las Leonas'. But he is happy to talk about the Food & Agri opportunities for Rabobank in Argentina.

Vast potential

"Argentina is a vast country, rich in natural resources, blessed with good soil and excellent weather," says Jorge Correa. Twenty percent of GDP is agriculture related, making the agricultural sector in Argentina important not just for Rabobank, but for the world economy. "As the land available for agricultural production around the world becomes increasingly scarce, yield will be key to maintaining food supplies in the future. And few agricultural economies can compete with the yields obtained by Argentinean farmers."

Small team serving large clients

Rabobank does not have a banking licence in Argentina, but does have a team of twenty-eight staff in its Representative Office in Buenos Aires. "Ninety percent of our portfolio is Food and Agribusiness, providing trade and commodity finance services to large primary producers, processors and exporters involved in grains and oilseeds." And when Jorge Correa says 'large', he's referring to farms ranging from 100,000 to 1 million hectares.

While Food and Agribusiness and Trade and Commodity finance account for the lion's share of business, Rabobank is also increasing its participation in the growing renewable energy sector in Argentina, mainly in the biodiesel and bioethanol sectors.

Soybean producer

Argentina, Brazil and the U.S. account for 80 percent of world soybean production. Jorge Correa: "As the world's largest exporter of soy meals and soy oil Argentina plays a key role in supplying the increasing demand for soy proteins. Soy oil is the second most consumed vegetable oil in the world after palm oil. And soy meal is the best and the largest ingredient in protein contents used in the animal feed industry."

In the August 2010 update on Agricultural Commodities Rabobank analysts state that soybean demand from China is almost insatiable, despite record soybean production this year in both the U.S and South America. Jorge Correa: "The total value of the soy industry was estimated at USD 110 billion in 2009, divided across soy oil (33 percent) and soy meals (67 percent). And there's still plenty of room for growth."

Comparing lemons with pears

Argentina is also the second largest producer of lemons and the biggest producer of pears in the world. The fact that Rabobank works with clients in the lemon sector but not in the pear sector has to do with the structure of the market, explains Jorge Correa. "The pear producers are mostly small companies working in a very fragmented sector. Our strategy focuses on large companies and the sectors with the best economies of

scale and competitive advantage. This includes large processors in the lemon sector, but also major local food processing companies producing candy and cookies."

Hockey online

Jorge Correa admits that in the land of Maradonna, football is his main passion. But he is proud to invite wholesale banking customers to sample Dutch-Argentinian hospitality at the hockey World Cup, which runs until 12 September. And Dutch-speaking clients who can't make it in person, can follow the progress of the Orange team online, via Twitter and smartphone apps set up by Rabobank in the Netherlands

Rabobank Agri Commodities Monthly August

2-9-2010 | Food and Agribusiness news

The wheat production shocks of last month could also impact soybean and corn prices. Extreme rains and drought may keep sugar in short supply. The Rabobank Agri Commodities Monthly for August looks at the effects of global fundamentals and prices, and gives an outlook for wheat, sugar, corn and soybeans.

Wheat

- Russian export bans increase pressure on other exporters
- Southern Hemisphere production is uncertain
- Adverse harvest weather in Northern Europe

Rabobank has lowered its world wheat production forecast for the 2010/11 season to 639 million tonnes, 5 million tonnes lower than the International Grains Council predicted last month. The fundamental balance of the global wheat market changed dramatically after Russia imposed an export ban on all grains from 15 August through 31 December. Prices in the EU and US have eased, but any production setbacks in either Australia or Argentina during their spring could dramatically affect prices.

Sugar

- Weather issues could affect supply and demand balance
- Low stock levels worldwide
- Logistics back□up continues in Brazilian ports

The weather continues to impact global sugar production and prices. After two years of low stocks, the smaller than expected surplus this season means less capacity to rebuild global stocks. Beet crops in Russia and the EU are causing concern, and the impact of the severe floods in Pakistan is not yet clear. Wet weather has reduced Indonesian output, while South Africa's production may hit a 15□year low as a result of a severe drought. The backlog of containers loading sugar product for export continues in Brazil's ports.

Corn

- Wheat production losses will impact coarse grain market
- Chinese supply uncertainty
- U.S. corn yields may be overstated

Global coarse grain fundamentals have tightened substantially following the recent production losses in the BSR. Many market participants are questioning the official stock levels for Chinese corn. The likelihood of sizeable Chinese imports this season will hinge on seasonal conditions in China over the next month. The U.S. corn crop is still developing earlier than normal. Despite expectations of a good harvest there are

still many questions on the eventual corn yield.

Soybeans

- Chinese demand is understated
- Potential for U.S. yields to underperform
- La Niña weather pattern threatens South American production

Despite record production in the U.S. and South America, the soybean market is still buoyant due to the near insatiable demand for soybean from China. Rabobank believes that the USDA is understating Chinese soybean demand for this and the coming season. In the U.S. additional rainfall will be needed for soybean yields to meet expectations. A La Niña weather pattern could impact plantings and yields in Argentina and Southern Brazil. Soybean acreage in Brazil may face competition from cotton as cotton prices reach their highest levels since 2004.

Rising cost of breakfast items
Luke Chandler, of Rabobank's Agri Commodity Markets Research team commented recently for CNN on the rising price of the food we take for granted on the breakfast table.

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2259A
TRANCHE NO: 3
GBP 125,000,000 Floating Rate Notes 2010 due 20 July 2011 (the "Notes") (to be consolidated and form a single series with the Issuer's GBP 500,000,000 Floating Rate Notes 2010 due 20 July 2011 issued on 16 July 2010) (the Tranche 1 Notes) and GBP 50,000,000 Floating Rate Notes 2010 due 20 July 2011 issued on 13 August 2010 (the Tranche 2 Notes)

Issue Price: 100.05 per cent. plus 44 days' accrued interest from (and including) 20 July 2010 to (but excluding) 2 September 2010

Rabobank International

The date of these Final Terms is 1 September 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 (the 'Offering Circular') which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the Notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2259A
	(ii)	Tranche Number:	3 (to be consolidated and form a single series with the Issuer's GBP 500,000,000 Floating Rate Notes 2010 due 20 July 2011 issued on 16 July 2010) (the "**Tranche 1 Notes**") and GBP 50,000,000 Floating Rate Notes 2010 due 20 July 2011 issued on 13 August 2010 (the "**Tranche 2 Notes**")
3	Specified Currency or Currencies:		Sterling ("**GBP**")
4	Aggregate nominal amount:		
	(i)	Series:	GBP 675,000,000
	(ii)	Tranche:	GBP 125,000,000
5	Issue Price:		100.05 per cent. of the aggregate nominal amount plus 44 days' accrued interest from (and including) 20 July 2010 to (but excluding) 2 September 2010
6	(i)	Specified Denominations:	GBP 50,000
	(ii)	Calculation Amount:	GBP 50,000
7	(i)	Issue Date:	2 September 2010

	(ii)	Interest Commencement Date (if different from the Issue Date):	20 July 2010
8	Maturity Date:		Specified Interest Payment Date falling in or nearest to 20 July 2011
9	Domestic Note (if Domestic Note, there will be no gross-up for withholding tax):		No
10	Interest Basis:		3-month GBP LIBOR + 0.15 per cent. Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Not Applicable
17	**Floating Rate Note Provisions**		Applicable
	(i)	Interest Period(s):	Subject as provided below, each period from and including a Specified Interest Payment Date to but excluding the next subsequent Specified Interest Payment Date, save for the first Interest Period which shall be the period from and including the Issue Date to but excluding the first Specified Interest Payment Date.
	(ii)	Specified Interest Payment Dates:	20 October, 20 January, 20 April and 20 July in each year commencing on 20 October 2010 and ending on the Maturity Date, subject in each case to adjustment in accordance with the Business Day Convention specified below.
	(iii)	Business Day Convention:	Modified Following Business Day Convention
	(iv)	Business Centre(s) (Condition 1(*a*)):	London
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi)	Interest Period Date(s):	Not Applicable
	(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s):	Calculation Agent

	(viii)	Screen Rate Determination (Condition 1(*a*)):	Applicable
		– Reference Rate:	3-month GBP LIBOR
		– Interest Determination Date:	The first day in each Interest Period
		– Relevant Screen Page:	Reuters LIBOR01
	(ix)	ISDA Determination (Condition 1(*a*)):	Not Applicable
	(x)	Margin(s):	+ 0.15 per cent. per annum
	(xi)	Minimum Rate of Interest:	Not Applicable
	(xii)	Maximum Rate of Interest:	Not Applicable
	(xiii)	Day Count Fraction (Condition 1(*a*)):	Actual/365, adjusted
	(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	GBP 50,000 per Calculation Amount
25	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	

(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	No
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
	New Global Notes:	Yes
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	Not Applicable
30	Talons for future Coupons or Receipts	No

	to be attached to Definitive Notes (and dates on which such Talons mature):	
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	Not Applicable

37	If non-syndicated, name and address of Dealer	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International), London Branch, Thames Court, One Queenhithe, London EC4V 3RL, United Kingdom If the sole Dealer in respect of Notes issued by Rabobank Nederland is Rabobank International, Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable
GENERAL		
41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(*a*):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 1.180000, producing a sum of (for Notes not denominated in Euro):	EUR 147,500,000
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:



By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from, at the earliest, the Issue Date. The Tranche 1 Notes and Tranche 2 Notes are already admitted to trading on this regulated market.
(iii)	Estimate of total expenses related to admission to trading:	Euro 400

2 Ratings

Rating:

The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

4 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	Yes Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility

		criteria.
(ii)	ISIN:	XS0527900855
(iii)	Common Code:	052790085
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s):	Deutsche Bank AG, London Branch, Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom

5 General — Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2282A
TRANCHE NO: 1
SEK 500,000,000 2.00 per cent. Fixed Rate Notes 2010 due 3 September 2012 (the "Notes")

Issue Price: 99.806 per cent.

Swedbank

The date of these Final Terms is 1 September 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 (the 'Offering Circular') which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and *www.bourse.lu*.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the Notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	2282A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Swedish Krona ("**SEK**")
4	Aggregate nominal amount:	
	(i) Series:	SEK 500,000,000
	(ii) Tranche:	SEK 500,000,000
5	Issue Price:	99.806 per cent. of the aggregate nominal amount
6	(i) Specified Denominations:	SEK 1,000,000 and integral multiples thereafter
	(ii) Calculation Amount:	SEK 1,000,000
7	(i) Issue Date:	3 September 2010
	(ii) Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:	3 September 2012
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No

10	Interest Basis:	2.00 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	2.00 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	3 September in each year, commencing on 3 September 2011 and ending on the Maturity Date
	(iii) Fixed Coupon Amount:	SEK 20,000 per Calculation Amount
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(*a*)):	30/360, unadjusted
	(vi) Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption**	SEK 1,000,000 per Calculation Amount

	Notes) of Each Note	
25	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent

		Global Note
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	Stockholm and TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	Not Applicable

	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Managers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:	Swedbank AB (publ) SE-105 34 Stockholm Sweden
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.105628, producing a sum of (for Notes not denominated in Euro):	EUR 52,814,000
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:



Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 3 September 2010.
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,030

2 Ratings

Rating:

The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided the *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0538724500
(iii)	Common Code:	053872450
(iv)	German WKN-code:	Not Applicable

(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s):	Deutsche Bank AG, London Branch, Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom

6 General

Not Applicable

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number S86FC3634A)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2261A
TRANCHE NO: 2
AUD 50,000,000 5.75 per cent. Fixed Rate Notes 2010 due 28 July 2014 (the "Notes")

(to be consolidated and form a single series with the AUD 100,000,000 5.75 per cent. Fixed Rate Notes 2010 due 28 July 2014 issued on 28 July 2010 (the "Existing Notes"))

Issue Price: 102.115 per cent. (plus 37 days' accrued interest from and including 28 July 2010 to but excluding 3 September 2010)

Rabobank International **TD Securities**

The date of these Final Terms is 1 September 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 (the 'Offering Circular') which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the Notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
2	(i)	Series Number:	2261A
	(ii)	Tranche Number:	2
	(If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible.)		(to be consolidated and form a single series with the Existing Notes on the Issue Date)
3	Specified Currency or Currencies:		Australian Dollar ("**AUD**")
4	Aggregate nominal amount:		
	(i)	Series:	AUD 150,000,000
	(ii)	Tranche:	AUD 50,000,000
5	Issue Price:		102.115 per cent. of the aggregate nominal amount (plus accrued interest from and including 28 July 2010 to but excluding 3 September 2010)
6	(i)	Specified Denominations:	AUD 1,000 and integral multiples thereof
	(ii)	Calculation Amount:	AUD 1,000
7	(i)	Issue Date:	3 September 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	28 July 2010

8	Maturity Date:	28 July 2014
9	Domestic Note (if Domestic Note, there will be no gross-up for withholding tax):	No
10	Interest Basis:	5.75 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate(s) of Interest:	5.75 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	28 July in each year, commencing on 28 July 2011 and ending on the Maturity Date
	(iii) Fixed Coupon Amount(s):	AUD 57.50 per Calculation Amount
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(*a*)):	Actual/Actual-ICMA; unadjusted
	(vi) Determination Date(s) (Condition 1(*a*)):	28 July in each year
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable

24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	AUD 1,000 per Calculation Amount
25	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes (Refer Condition 10(a)) Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note

	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London and Sydney
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom **The Toronto-Dominion Bank** 60 Threadneedle Street London EC2R 8AP

		United Kingdom
	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Managers' Commission:	1.40 per cent. selling concession 0.225 per cent. management and underwriting commission
37	If non-syndicated, name and address of Dealer	Not Applicable
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(*a*):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.697674, producing a sum of (for Notes not denominated in Euro):	Euro 34,883,700
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:



Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from 3 September 2010. The Notes are to be consolidated and form a single series with the Existing Notes which are listed and admitted to trading on the Luxembourg Stock Exchange
(iii)	Estimate of total expenses related to admission to trading:	EUR 400.00

2 Ratings

Rating: The Notes to be issued have been rated:

S&P: AAA

Moody's: Aaa

Fitch Ratings Ltd: AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Finanzmarktaufsicht* (FMA) in Austria, the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Finanstilsynet* in Denmark, *Finanssivalvonta* (Fiva) in Finland, *Autorité des marchés financiers* (AMF) in France, *Bundesanstalt für Finanzdienstleistungsaufsicht* (BaFin) in Germany, *Epitroph Kefalaiagoras* in Greece, Irish Financial Services Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa* (CONSOB) in Italy, *Commission de Surveillance du Secteur Financier* (CSSF) in Luxembourg, *Kredittilsynet* in Norway, *Comissão do Mercado de Valores Mobiliários* (CMVM) in Portugal, *Comisia Natională a Valorilor Mobiliare* (CNVM) in Romania, *Comisión Nacional del Mercado de Valores* (CNMV) in Spain, *Finansinspektionen* in Sweden and the Financial Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the

Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds:	AUD 50,501,438.36
(iii)	Estimated total expenses:	AUD 847,500 (comprising a combined management, selling and underwriting commission of AUD 812,500 and Managers' expenses of AUD 35,000).

6 Yield *(Fixed Rate Notes only)*	5.134 per cent. per annum.
Indication of yield:	The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN:	XS0527953110
(iii)	Common Code:	052795311
(iv)	German WKN-code:	A1AZBC
(v)	Private Placement number:	Not Applicable
(vi)	Valoren:	CH11548433
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/Delivery Agent(s) (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s):	Deutsche Bank AG, London Branch Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom

12 General

Not Applicable

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2259A
TRANCHE NO: 3
GBP 125,000,000 Floating Rate Notes 2010 due 20 July 2011 (the "Notes") (to be consolidated and form a single series with the Issuer's GBP 500,000,000 Floating Rate Notes 2010 due 20 July 2011 issued on 16 July 2010) (the Tranche 1 Notes) and GBP 50,000,000 Floating Rate Notes 2010 due 20 July 2011 issued on 13 August 2010 (the Tranche 2 Notes)

Issue Price: 100.05 per cent. plus 44 days' accrued interest from (and including) 20 July 2010 to (but excluding) 2 September 2010

Rabobank International

The date of these Final Terms is 1 September 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 (the 'Offering Circular') which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the Notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2259A
	(ii)	Tranche Number:	3 (to be consolidated and form a single series with the Issuer's GBP 500,000,000 Floating Rate Notes 2010 due 20 July 2011 issued on 16 July 2010) (the "**Tranche 1 Notes**") and GBP 50,000,000 Floating Rate Notes 2010 due 20 July 2011 issued on 13 August 2010 (the "**Tranche 2 Notes**")
3	Specified Currency or Currencies:		Sterling ("**GBP**")
4	Aggregate nominal amount:		
	(i)	Series:	GBP 675,000,000
	(ii)	Tranche:	GBP 125,000,000
5	Issue Price:		100.05 per cent. of the aggregate nominal amount plus 44 days' accrued interest from (and including) 20 July 2010 to (but excluding) 2 September 2010
6	(i)	Specified Denominations:	GBP 50,000
	(ii)	Calculation Amount:	GBP 50,000
7	(i)	Issue Date:	2 September 2010

	(ii)	Interest Commencement Date (if different from the Issue Date):	20 July 2010
8	Maturity Date:		Specified Interest Payment Date falling in or nearest to 20 July 2011
9	Domestic Note (if Domestic Note, there will be no gross-up for withholding tax):		No
10	Interest Basis:		3-month GBP LIBOR + 0.15 per cent. Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Not Applicable
17	**Floating Rate Note Provisions**		Applicable
	(i)	Interest Period(s):	Subject as provided below, each period from and including a Specified Interest Payment Date to but excluding the next subsequent Specified Interest Payment Date, save for the first Interest Period which shall be the period from and including the Issue Date to but excluding the first Specified Interest Payment Date.
	(ii)	Specified Interest Payment Dates:	20 October, 20 January, 20 April and 20 July in each year commencing on 20 October 2010 and ending on the Maturity Date, subject in each case to adjustment in accordance with the Business Day Convention specified below.
	(iii)	Business Day Convention:	Modified Following Business Day Convention
	(iv)	Business Centre(s) (Condition 1(*a*)):	London
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi)	Interest Period Date(s):	Not Applicable
	(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s):	Calculation Agent

(viii)	Screen Rate Determination (Condition 1(*a*)):	Applicable
	– Reference Rate:	3-month GBP LIBOR
	– Interest Determination Date:	The first day in each Interest Period
	– Relevant Screen Page:	Reuters LIBOR01
(ix)	ISDA Determination (Condition 1(*a*)):	Not Applicable
(x)	Margin(s):	+ 0.15 per cent. per annum
(xi)	Minimum Rate of Interest:	Not Applicable
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 1(*a*)):	Actual/365, adjusted
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable

18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	GBP 50,000 per Calculation Amount
25	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	

(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	No
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
	New Global Notes:	Yes
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	Not Applicable
30	Talons for future Coupons or Receipts	No

	to be attached to Definitive Notes (and dates on which such Talons mature):	
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	Not Applicable

37	If non-syndicated, name and address of Dealer	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International), London Branch, Thames Court, One Queenhithe, London EC4V 3RL, United Kingdom If the sole Dealer in respect of Notes issued by Rabobank Nederland is Rabobank International, Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable
GENERAL		
41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(*a*):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 1.180000, producing a sum of (for Notes not denominated in Euro):	EUR 147,500,000
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised



PART B – OTHER INFORMATION

1 Listing

(i) Listing:	Luxembourg Stock Exchange
(ii) Admission to Trading:	Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from, at the earliest, the Issue Date. The Tranche 1 Notes and Tranche 2 Notes are already admitted to trading on this regulated market.
(iii) Estimate of total expenses related to admission to trading:	Euro 400

2 Ratings

Rating:

The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

4 Operational information

(i) Intended to be held in a manner which would allow Eurosystem eligibility:	Yes Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility

		criteria.
(ii)	ISIN:	XS0527900855
(iii)	Common Code:	052790085
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s):	Deutsche Bank AG, London Branch, Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom

5 General Not Applicable

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2283A
TRANCHE NO: 1
SEK 850,000,000 Floating Rate Notes 2010 due 6 September 2012 (the "Notes")

Issue Price: 100.00 per cent.

Swedbank

The date of these Final Terms is 2 September 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 (the 'Offering Circular') which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2283A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Swedish Krona ("**SEK**")
4	Aggregate nominal amount:		
	(i)	Series:	SEK 850,000,000
	(ii)	Tranche:	SEK 850,000,000
5	Issue Price:		100.00 per cent. of the aggregate nominal amount
6	(i)	Specified Denominations:	SEK 1,000,000
	(ii)	Calculation Amount:	SEK 1,000,000
7	(i)	Issue Date:	6 September 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		Specified Interest Payment Date falling in or nearest to September 2012

9	Domestic Note (if Domestic Note, there will be no gross-up for withholding tax):	No
10	Interest Basis:	3-month STIBOR + 0.45 per cent. Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Note Provisions**	Applicable
	(i) Interest Period(s):	Subject as provided below, each period from and including a Specified Interest Payment Date to but excluding the next subsequent Specified Interest Payment Date, save for the first Interest Period which shall be the period from and including the Issue Date to but excluding the first Specified Interest Payment Date.
	(ii) Specified Interest Payment Dates:	6 December, 6 March, 6 June and 6 September in each year commencing on 6 December 2010 and ending on the Maturity Date.
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s) (Condition 1(*a*)):	Stockholm, TARGET
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi) Interest Period Date(s):	Not Applicable
	(vii) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s):	Calculation Agent
	(viii) Screen Rate Determination (Condition 1(*a*)):	Applicable
	– Reference Rate:	3-month STIBOR

	–	Interest Determination Date:	Two (2) Stockholm Business Days prior to the first day in each Interest Period
	–	Relevant Screen Page:	SEK-SIBOR-SIDE
	(ix)	ISDA Determination (Condition 1(*a*)):	Not Applicable
	(x)	Margin(s):	+ 0.45 per cent. per annum
	(xi)	Minimum Rate of Interest:	Not Applicable
	(xii)	Maximum Rate of Interest:	Not Applicable
	(xiii)	Day Count Fraction (Condition 1(*a*)):	Actual/360, adjusted
	(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	SEK 1,000,000 per Calculation Amount
25	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each**	Not Applicable

Note

27 Early Redemption Amount

(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	No
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special	Not Applicable

	provisions relating to payment dates:	
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	Not Applicable

37	If non-syndicated, name and address of Dealer	Swedbank AB (publ) SE-105 34 Stockholm Sweden
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(*a*):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.105995, producing a sum of (for Notes not denominated in Euro):	EUR 90,095,750
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Luxembourg Stock Exchange with effect from the Issue Date
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,320

2 Ratings

Rating: The Notes to be issued have been rated:

S&P: AAA

Moody's: Aaa

Fitch Ratings Ltd: AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided *Commissione Nazionale per le Società e la Borsa* (*CONSOB*) in Italy and Commission de *Surveillance du Secteur Financier* (*CSSF*) in Luxembourg with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN:	XS0538894253
(iii)	Common Code:	053889425
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number:	Not Applicable

(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s):	Deutsche Bank AG, London Branch, Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom

6 General Not Applicable

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2281A
TRANCHE NO: 1
ZAR 250,000,000 7.00 per cent. Fixed Rate Notes 2010 due 8 September 2014 (the "Notes")

Issue Price: 100.140 per cent.

RBC Capital Markets

Zurich Cantonalbank

Daiwa Capital Markets Europe | **Danske Bank**
Deutsche Bank | **TD Securities**

The date of these Final Terms is 3 September 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 (the 'Offering Circular') which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the Notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2281A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		South African Rand ("**ZAR**")
4	Aggregate nominal amount:		
	(i)	Series:	ZAR 250,000,000
	(ii)	Tranche:	ZAR 250,000,000
5	Issue Price:		100.140 per cent. of the aggregate nominal amount
6	(i)	Specified Denominations:	ZAR 5,000 and integral multiples thereof
	(ii)	Calculation Amount:	ZAR 5,000
7	(i)	Issue Date:	8 September 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		8 September 2014
9	Domestic Note (if Domestic Note, there will be no gross-up for withholding tax):		No

10	Interest Basis:	7.00 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate(s) of Interest:	7.00 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	8 September in each year, commencing on 8 September 2011 and ending on the Maturity Date
	(iii) Fixed Coupon Amount(s):	ZAR 350 per Calculation Amount
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(*a*)):	Actual/Actual-ICMA; unadjusted
	(vi) Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	ZAR 5,000 per Calculation Amount

25	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes (Refer Condition 10(a)) Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London and Johannesburg

30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	**Royal Bank of Canada Europe Limited** 71 Queen Victoria Street London EC4V 4DE United Kingdom **Zurich Cantonalbank** Bahnhofstrasse 9 CH-8001 Zurich Switzerland **Dalwa Capital Markets Europe Limited** 5 King William Street London EC4N 7AX United Kingdom

		Danske Bank A/S 2-12 Holmens Kanal DK-1092 Copenhagen K Denmark
		Deutsche Bank AG, London Branch Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom
		The Toronto-Dominion Bank 60 Threadneedle Street London EC2R 8AP United Kingdom
	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Managers' Commission:	1.400 per cent. selling concession 0.225 per cent. management and underwriting commission
37	If non-syndicated, name and address of Dealer:	Not Applicable
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	For the purposes of this issue of Notes only and not for other Series under the Programme, the following paragraph will be inserted in the Offering Circular under "Plan of Distribution": Republic of South Africa. Each Manager will be required to represent and agree that it has not and will not offer for sale or subscription or sell any Notes, directly or indirectly, within the Republic of South Africa or to any person, corporate or other entity resident in the Republic of South Africa except in accordance with South African exchange control regulations, and in circumstances which would not constitute an offer to the public within the meaning of the South African Companies Act, 1973 (as amended or replaced).
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(*a*):	Not Applicable

42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.107206, producing a sum of (for Notes not denominated in Euro):	Euro 26,801,500
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:



Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from 8 September 2010.
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,660

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Finanzmarktaufsicht* (FMA) in Austria, the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Finanstilsynet* in Denmark, *Finanssivalvonta* (Fiva) in Finland, *Autorité des marchés financiers* (AMF) in France, *Bundesanstalt für Finanzdienstleistungsaufsicht* (BaFin) in Germany, *Epitroph Kefalaiagoras* in Greece, Irish Financial Services Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa* (CONSOB) in Italy, *Commission de Surveillance du Secteur Financier* (CSSF) in Luxembourg, *Kredittilsynet* in Norway, *Comissão do Mercado de Valores Mobiliários* (CMVM) in Portugal, *Comisia Natională a Valorilor Mobiliare* (CNVM) in Romania, *Comisión Nacional del Mercado de Valores* (CNMV) in Spain, *Finansinspektionen* in Sweden and the Financial Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds:	ZAR 246,287,500
(iii)	Estimated total expenses:	ZAR 4,062,500 (comprising a combined management, selling and underwriting commission).

6 Yield	6.959 per cent. per annum.
Indication of yield:	The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates (Floating Rate Notes only)

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (Index-Linked Notes only)

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN:	XS0538702951
(iii)	Common Code:	053870295
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number:	Not Applicable

(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s):	Deutsche Bank AG, London Branch Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom

12 General

(i)	Time period during which the offer is open:	The offer is subject to a public offer period in Austria, Belgium, Germany, Luxembourg, the Netherlands and the United Kingdom. From and including 3 September 2010 to 30 days from 8 September 2010, provided that the offer period: (i) in Austria will not commence until the filing required by the competent authority of Austria has been duly made; and (ii) in Germany will not commence until the Final Terms have been published in accordance with Article 14 of the Prospectus Directive.
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Investors will be notified of their allocations of Notes and the settlement arrangements in respect thereof. The Notes will be issued on the Issue Date against payment to the Issuer of the net subscription moneys.
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable

(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable
(ix)	Process for notification to applicants of the amount allotted and the indication whether dealing may begin before notification is made:	Not Applicable

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2234A
TRANCHE NO: 4
EUR 500,000,000 Floating Rate Notes 2010 due 17 June 2013 (the "Notes") (to be consolidated and form a single series with the EUR 1,000,000,000 Floating Rate Notes 2010 due 17 June 2013 issued on 17 June 2010, the EUR 100,000,000 Floating Rate Notes 2010 due 17 June 2013 issued on 7 July 2010 and the EUR 150,000,000 Floating Rate Notes 2010 due 17 June 2013 issued on 12 July 2010)

Issue Price: 100.281 per cent. (plus EUR 1,352,208 accrued interest from and including 17 June 2010 to but excluding 8 September 2010)

BNP PARIBAS **Credit Suisse** **Rabobank International**

The date of these Final Terms is 6 September 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 (the 'Offering Circular') which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the Notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2234A
	(ii)	Tranche Number:	4
	(If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible.)		To be consolidated and form a single series on the Issue Date with the EUR 1,000,000,000 Floating Rate Notes 2010 due 17 June 2013 issued on 17 June 2010, the EUR 100,000,000 Floating Rate Notes 2010 due 17 June 2013 issued on 7 July 2010 and the EUR 150,000,000 Floating Rate Notes 2010 due 17 June 2013 issued on 12 July 2010.
3	Specified Currency or Currencies:		Euro ("**EUR**")
4	Aggregate nominal amount:		
	(i)	Series:	EUR 1,750,000,000
	(ii)	Tranche:	EUR 500,000,000
5	Issue Price:		100.281 per cent. of the aggregate nominal amount plus EUR 1,352,208 accrued interest from and including 17 June 2010 to but excluding the Issue Date
6	(i)	Specified Denominations:	EUR 1,000
	(ii)	Calculation Amount:	EUR 1,000

7	(i)	Issue Date:	8 September 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	17 June 2010
8	Maturity Date:		Specified Interest Payment Date falling in or nearest to June 2013
9	Domestic Note (if Domestic Note, there will be no gross-up for withholding tax):		No
10	Interest Basis:		3-month Euribor + 0.45 per cent. Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Not Applicable
17	**Floating Rate Note Provisions**		Applicable
	(i)	Interest Period(s):	Subject as provided below, each period from and including a Specified Interest Payment Date to but excluding the next subsequent Specified Interest Payment Date, save for the first Interest Period which shall be the period from and including 17 June 2010 to but excluding the first Specified Interest Payment Date.
	(ii)	Specified Interest Payment Dates:	17 June, 17 September, 17 December and 17 March in each year commencing on 17 September 2010 and ending on the Maturity Date, subject in each case to adjustment in accordance with the Business Day Convention Specified below.
	(iii)	Business Day Convention:	Modified Following Business Day Convention
	(iv)	Business Centre(s) (Condition 1(*a*)):	TARGET
	(v)	Manner in which the Rate(s) of Interest is/are	Screen Rate Determination

	to be determined:	
(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s):	Calculation Agent
(viii)	Screen Rate Determination (Condition 1(*a*)):	Applicable
	– Reference Rate:	3-month Euribor
	– Interest Determination Date:	Two TARGET Business Days prior to the first day in each Interest Period
	– Relevant Screen Page:	Reuters EURIBOR01
(ix)	ISDA Determination (Condition 1(*a*)):	Not Applicable
(x)	Margin(s):	+ 0.45 per cent. per annum
(xi)	Minimum Rate of Interest:	Not Applicable
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 1(*a*)):	Actual/360 adjusted
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable

23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	EUR 1,000 per Calculation Amount
25	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	No
	(iii) Unmatured Coupons to become void upon early	Yes

	redemption (Bearer Notes only) (Condition 10(*f*)):	

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note. Upon issue of the temporary Global Note, the temporary ISIN and temporary Common Code will be those set out in paragraphs 11(ii)(a) and 11(iii)(a) of Part B of these Final Terms. Upon exchange of the temporary Global Note for the permanent Global Note, the Notes will be consolidated with and form a single series with the Issuer's EUR 1,000,000,000 Floating Rate Notes 2010 due 17 June 2013 issued on 17 June 2010, the EUR 100,000,000 Floating Rate Notes 2010 due 17 June 2013 issued on 7 July 2010 and the EUR 150,000,000 Floating Rate Notes 2010 due 17 June 2013 issued on 12 July 2010 and the ISIN and Common Code will be those set out in paragraphs 11(ii)(b) and 11(iii)(b) of Part B of these Final Terms.
	New Global Notes:	Yes
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	Not Applicable
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable

33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**BNP PARIBAS** 10 Harewood Avenue London NW1 6AA United Kingdom **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom **Credit Suisse Securities (Europe) Limited** One Cabot Square London E14 4QJ United Kingdom
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer		Not Applicable
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(*a*):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Euronext Amsterdam:	Applicable
	(i) Numbering and letters:	Not Applicable
	(ii) Amsterdam Listing Agent:	Rabobank Nederland or Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)
	(iii) Amsterdam Paying Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:



By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Euronext Amsterdam
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Euronext, Amsterdam with effect from the Issue Date. The Notes are to be consolidated and form a single series with the EUR 1,000,000,000 Floating Rate Notes 2010 due 17 June 2013 issued on 17 June 2010, the EUR 100,000,000 Floating Rate Notes 2010 due 17 June 2013 issued on 7 July 2010 and the EUR 150,000,000 Floating Rate Notes 2010 due 17 June 2013 issued on 12 July 2010 which are listed on Euronext, Amsterdam.
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,025

2 Ratings

Rating: The Notes to be issued have been rated:

S&P: AAA

Moody's: Aaa

Fitch Ratings Ltd: AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Finanzmarktaufsicht* (FMA) in Austria, the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Finanstilsynet* in Denmark, *Finanssivalvonta (Fiva)* in Finland, *Autorité des marchés financiers (AMF)* in France, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Epitroph Kefalaiagoras* in Greece, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg, *Kredittilsynet* in Norway, *Comissão do Mercado de Valores Mobiliários (CMVM)* in Portugal, *Comisia Natională a Valorilor Mobiliare* in Romania, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Finansinspektionen* in Sweden and the Financial Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking Business
(ii)	Estimated net proceeds	EUR 502,757,208
(iii)	Estimated total expenses:	None

6 Yield *(Fixed Rate Notes Only)*

Not Applicable

7 Historic interest rates *(Floating Rate Notes only)*

Details of historic Euribor rates can be obtained from Bloomberg

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rates of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	Yes Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.

(ii)	ISIN		
	(a)	Temporary ISIN:	XS0540064200
	(b)	ISIN:	XS0518422513
(iii)	Common Code		
	(a)	Temporary Common Code:	054006420
	(b)	Common Code:	051842251
(iv)	German WKN-code:		Not Applicable
(v)	Private Placement number:		Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):		Not Applicable
(vii)	Delivery:		Delivery against payment
(viii)	Names and addresses of additional Paying/Delivery Agent(s) (if any):		Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s):		Deutsche Bank AG, London Branch, Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom

12 General — Applicable

(i)	Time period during which the offer is open:	30 days from 8 September 2010
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Investors will be notified of their allocations of Notes and the settlement arrangements in respect thereof. The Notes will be issued on the Issue Date against payment to the Issuer of the net subscription moneys.
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2268A
TRANCHE NO: 2
NZD 50,000,000 5.250 per cent. Fixed Rate Notes 2010 due 5 August 2014 (the "Notes")

(to be consolidated and form a single series with the Issuer's NZD 100,000,000 5.250 per cent. Fixed Rate Notes 2010 due 5 August 2014 issued on 5 August 2010 (the "Existing Notes"))

Issue Price: 102.479 per cent.

(plus 36 days' accrued interest from and including 5 August 2010 to but excluding 10 September 2010)

RBC Capital Markets **Rabobank International**

The date of these Final Terms is 7 September 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 (the 'Offering Circular') which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the Notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
2	(i)	Series Number:	2268A
	(ii)	Tranche Number:	2 On the Issue Date the Notes will be consolidated and form a single series with the Existing Notes.
3	Specified Currency or Currencies:		New Zealand Dollars ("**NZD**")
4	Aggregate nominal amount:		
	(iii)	Series:	NZD 150,000,000
	(iv)	Tranche:	NZD 50,000,000
5	Issue Price:		102.479 per cent. of the aggregate nominal amount (plus 36 days' accrued interest from and including 5 August 2010 to but excluding 10 September 2010)
6	(i)	Specified Denominations:	NZD 1,000 and integral multiples thereof
	(ii)	Calculation Amount:	NZD 1,000
7	(i)	Issue Date:	10 September 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	5 August 2010

8	Maturity Date:		5 August 2014
9	Domestic Note (if Domestic Note, there will be no gross-up for withholding tax):		No
10	Interest Basis:		5.250 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate(s) of Interest:	5.250 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	5 August in each year, commencing on 5 August 2011 and ending on the Maturity Date
	(iii)	Fixed Coupon Amount(s):	NZD 52.50 per Calculation Amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA; unadjusted
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable

24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	NZD 1,000 per Calculation Amount
25	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes (Refer Condition 10(a)) Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note

	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	TARGET, Auckland and Wellington
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**Royal Bank of Canada Europe Limited** 71 Queen Victoria Street London EC4V 4DE United Kingdom

		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Thames Court One Queenhithe London EC4V 3RL United Kingdom
	(ii) Stabilising Manager(s) (if any):	Not applicable
	(iii) Managers' Commission:	1.400 per cent. selling concession 0.225 per cent. management and underwriting commission
37	If non-syndicated, name and address of Dealer	Not Applicable
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	For the purposes of this issue of Notes only and not for other Series under the Programme, the following paragraph will be inserted in the Offering Circular under "Plan of Distribution": No Prospectus in respect of the Notes has been, nor will be, registered under the New Zealand Securities Act 1978 (the "**Act**"). Accordingly, the Notes must not be offered to the public in New Zealand within the meaning of that Act. Without limitation, no person may (directly or indirectly) offer for subscription or purchase or issue invitations to subscribe for or buy, or sell the Notes, or distribute the Prospectus or any other advertisement or offering material relating to the Notes in New Zealand, or to any resident of New Zealand, except that the Notes may be offered (i) to persons whose principal business is the investment of money or who, in the course of and for the purpose of their business habitually invest money, or who in the circumstances can properly be regarded as having been selected other than as members of the public or (ii) otherwise as permitted under the Act, the Securities Regulations and any other applicable laws.
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(*a*):	Not Applicable

42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.557604, producing a sum of (for Notes not denominated in Euro):	Euro 27,880,200
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:



Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from the Issue Date. On the Issue Date the Notes will be consolidated and form a single series with the Existing Notes which have already been admitted to trading on the Luxembourg Stock Exchange's Regulated Market.
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating:

The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Finanzmarktaufsicht* (FMA) in Austria, the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Finanstilsynet* in Denmark, *Finanssivalvonta* (Fiva) in Finland, *Autorité des marchés financiers* (AMF) in France, *Bundesanstalt für Finanzdienstleistungsaufsicht* (BaFin) in Germany, *Epitroph Kefalaiagoras* in Greece, Irish Financial Services Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa* (CONSOB) in Italy, *Commission de Surveillance du Secteur Financier* (CSSF) in Luxembourg, *Kredittilsynet* in Norway, *Comissão do Mercado de Valores Mobiliários* (CMVM) in Portugal, *Comisia Natională a Valorilor Mobiliare* (CNVM) in Romania, *Comisión Nacional del Mercado de Valores* (CNMV) in Spain, *Finansinspektionen* in Sweden and the Financial Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds:	NZD 50,685,904.11 (being the proceeds of NZD 50,427,000 plus 36 days' accrued interest of NZD 258,904.11)
(iii)	Estimated total expenses:	NZD 812,500 (comprising a combined management, selling and underwriting commission).

6 Yield	4.539 per cent. per annum.
Indication of yield:	The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN:	XS0529512591
(iii)	Common Code:	052951259
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number:	Not Applicable
(vi)	Valoren:	Not Applicable

(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/Delivery Agent(s) (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s):	Deutsche Bank AG, London Branch Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom

8 General — Not Applicable

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2285A
TRANCHE NO: 1
EUR 25,000,000 Floating Rate Notes 2010 due 9 September 2012 (the "Notes")

Issue Price: 99.96 per cent.

Swedbank

The date of these Final Terms is 7 September 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 (the 'Offering Circular') which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2285A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate nominal amount:		
	(i)	Series:	EUR 25,000,000
	(ii)	Tranche:	EUR 25,000,000
5	Issue Price:		99.96 per cent. of the aggregate nominal amount
6	(i)	Specified Denominations:	EUR 100,000
	(ii)	Calculation Amount:	EUR 100,000
7	(i)	Issue Date:	9 September 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		Specified Interest Payment Date falling in or nearest to September 2012

9	Domestic Note (if Domestic Note, there will be no gross-up for withholding tax):	No
10	Interest Basis:	3-month EURIBOR + 0.20 per cent. Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Note Provisions**	Applicable
	(i) Interest Period(s):	Subject as provided below, each period from and including a Specified Interest Payment Date to but excluding the next subsequent Specified Interest Payment Date, save for the first Interest Period which shall be the period from and including the Issue Date to but excluding the first Specified Interest Payment Date.
	(ii) Specified Interest Payment Dates:	9 December, 9 March, 9 June and 9 September in each year commencing on 9 December 2010 and ending on the Maturity Date.
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s) (Condition 1(*a*)):	TARGET
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi) Interest Period Date(s):	Not Applicable
	(vii) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s):	Calculation Agent
	(viii) Screen Rate Determination (Condition 1(*a*)):	Applicable
	– Reference Rate:	3-month EURIBOR

	–	Interest Determination Date:	Two (2) TARGET Business Days prior to the first day in each Interest Period
	–	Relevant Screen Page:	Reuters page 'EURIBOR 01'
	(ix)	ISDA Determination (Condition 1(*a*)):	Not Applicable
	(x)	Margin(s):	+ 0.20 per cent. per annum
	(xi)	Minimum Rate of Interest:	Not Applicable
	(xii)	Maximum Rate of Interest:	Not Applicable
	(xiii)	Day Count Fraction (Condition 1(*a*)):	Actual/360, adjusted
	(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	EUR 100,000 per Calculation Amount
25	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each**	Not Applicable

Note

27	**Early Redemption Amount**	
(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	No
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special	Not Applicable

	provisions relating to payment dates:	
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	Not Applicable

37	If non-syndicated, name and address of Dealer	Swedbank AB (publ) SE-105 34 Stockholm Sweden
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(*a*):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [ ] producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:



Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Luxembourg Stock Exchange with effect from the Issue Date
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,030

2 Ratings

Rating: The Notes to be issued have been rated:

S&P: AAA

Moody's: Aaa

Fitch Ratings Ltd: AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided *Commission de Surveillance du Secteur Financier* (*CSSF*) in Luxembourg with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN:	XS0540406104
(iii)	Common Code:	054040610
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number:	Not Applicable

(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s):	Deutsche Bank AG, London Branch, Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom

6 General Not Applicable

Execution Version

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2287A
TRANCHE NO: 1
GBP 65,000,000 Floating Rate Notes 2010 due 13 September 2011 (the "Notes")

Issue Price: 100 per cent.

Rabobank International

The date of these Final Terms is 10 September 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 (the 'Offering Circular') which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2287A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Sterling ("GBP")
4	Aggregate nominal amount:		
	(i)	Series:	GBP 65,000,000
	(ii)	Tranche:	GBP 65,000,000
5	Issue Price:		100 per cent. of the aggregate nominal amount
6	(i)	Specified Denominations:	GBP 50,000
	(ii)	Calculation Amount:	GBP 50,000
7	(i)	Issue Date:	13 September 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		The Specified Interest Payment Date falling on or nearest to 13 September 2011
9	Domestic Note (if Domestic		No

	Note, there will be no gross-up for withholding tax):	
10	Interest Basis:	3 months GBP- LIBOR-BBA plus 0.11 per cent. Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Note Provisions**	Applicable
	(i) Interest Period(s):	The period commencing on (and including) the Issue Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period commencing on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date
	(ii) Specified Interest Payment Dates:	Each of 13 March, 13 June, 13 September and 13 December commencing from (and including) 13 December 2010 to (and including) the Maturity Date
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s) (Condition 1(*a*)):	London
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	ISDA Determination
	(vi) Interest Period Date(s):	As set out in the Conditions
	(vii) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s):	Calculation Agent
	(viii) Screen Rate Determination (Condition 1(*a*)):	Not Applicable
	(ix) ISDA Determination	Applicable

	(Condition 1(*a*)):		
	–	Floating Rate Option:	GBP-LIBOR-BBA
	–	Designated Maturity:	3 months
	–	Reset Date:	The first date of each Interest Period
	–	ISDA Definitions *(if different from those set out in the Conditions):*	Applicable
(x)	Margin(s):		plus 0.11 per cent. per annum
(xi)	Minimum Rate of Interest:		Not Applicable
(xii)	Maximum Rate of Interest:		Not Applicable
(xiii)	Day Count Fraction (Condition 1(*a*)):		Actual/365 (Sterling), adjusted
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:		Not Applicable

18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	GBP 50,000 per Calculation Amount
25	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable

26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	No
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note

	New Global Notes:	Yes
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers'/Dealer's Commission:	Not Applicable

37	If non-syndicated, name and address of Dealer	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International), Thames Court, One Queenhithe, London EC4V 3RL, United Kingdom If the sole Dealer in respect of Notes issued by Rabobank Nederland is Rabobank International Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(*a*):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 1.200000, producing a sum of (for Notes not denominated in Euro):	EUR 78,000,000
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised



PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from at the earliest, the Issue Date
(iii)	Estimate of total expenses related to admission to trading:	EUR 815

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

4 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	Yes Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria
(ii)	ISIN:	XS0541306436
(iii)	Common Code:	054130643
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number:	Not Applicable

(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s):	Deutsche Bank AG, London Branch, Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom

5 General Not Applicable

EXECUTION COPY

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number S86FC3634A)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2289A
TRANCHE NO: 1
U.S.$500,000,000 1.875 per cent. Fixed Rate Notes 2010 due 15 December 2014 (the "Notes")

Issue Price: 99.46 per cent.

Goldman Sachs International | **TD Securities**

Rabobank International

The date of these Final Terms is 13 September 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 (the 'Offering Circular') which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the Notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2289A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		United States Dollars ("**U.S.$**")
4	Aggregate nominal amount:		
	(i)	Series:	U.S.$500,000,000
	(ii)	Tranche:	U.S.$500,000,000
5	Issue Price:		99.46 per cent. of the aggregate nominal amount
6	(i)	Specified Denominations:	U.S.$1,000 and integral multiples thereof
	(ii)	Calculation Amount:	U.S.$1,000
7	(i)	Issue Date:	15 September 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		15 December 2014
9	Domestic Note (if Domestic Note, there will be no gross-up for withholding tax):		No
10	Interest Basis:		1.875 per cent. Fixed Rate

			(further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate(s) of Interest:	1.875 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	15 December in each year, commencing with a short first coupon payable on 15 December 2010 and ending on the Maturity Date
	(iii)	Fixed Coupon Amount(s):	U.S.$18.75 per Calculation Amount
	(iv)	Broken Amount:	U.S.$4.74 per Calculation Amount in respect of the period from and including 15 September 2010 to but excluding 15 December 2010
	(v)	Day Count Fraction (Condition 1(*a*)):	30/360; unadjusted
	(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable

24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	U.S.$1,000 per Calculation Amount
25	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes (Refer Condition 10(a)) Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note

	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London and New York
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	**Goldman Sachs International** Peterborough Court 133 Fleet Street London EC4A 2BB United Kingdom **The Toronto-Dominion Bank** 60 Threadneedle Street London EC2R 8AP United Kingdom

		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Thames Court One Queenhithe London EC4V 3RL United Kingdom
	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Managers' Commission:	0.225 per cent. of the aggregate nominal amount combined management, underwriting and selling commission
37	If non-syndicated, name and address of Dealer	Not Applicable
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(*a*):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of0.784314, producing a sum of (for Notes not denominated in Euro):	Euro 392,157,000
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised



PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from 15 September 2010.
(iii)	Estimate of total expenses related to admission to trading:	Euro 2,540

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Finanzmarktaufsicht* (FMA) in Austria, the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Finanstilsynet* in Denmark, *Finanssivalvonta (Fiva)* in Finland, *Autorité des marchés financiers (AMF)* in France, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Epitroph Kefalaiagoras* in Greece, Irish Financial Services Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg, *Kredittilsynet* in Norway, *Comissão do Mercado de Valores Mobiliários (CMVM)* in Portugal, *Comisia Natională a Valorilor Mobiliare (CNVM)* in Romania, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Finansinspektionen* in Sweden and the Financial Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds:	U.S.$496,175,000
(iii)	Estimated total expenses:	A combined management, selling and underwriting commission of U.S.$1,125,000

6 Yield *(Fixed Rate Notes Only)*	2.010 per cent. per annum.
Indication of yield:	The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates (Floating Rate Notes only)

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rates of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN:	XS0541928353
(iii)	Common Code:	054192835
(iv)	Private Placement number:	Not Applicable
(v)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable

(vi)	Delivery:	Delivery against payment
(vii)	Names and addresses of additional Paying/Delivery Agent(s) (if any):	Not Applicable
(viii)	Names (and addresses) of Calculation Agent(s):	Deutsche Bank AG, London Branch Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable
(ix)	Process for notification to applicants of the amount allotted and the indication whether dealing may begin before notification is made:	Not Applicable

EXECUTION COPY

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2181A
TRANCHE NO: 3

EUR 200,000,000 3.00 per cent. Fixed Rate Notes 2010 due 16 February 2015 (the "Notes") (to be consolidated and form a single series with the Issuer's EUR 750,000,000 3.00 per cent. Fixed Rate Notes 2010 due 16 February 2015 issued on 27 August 2010 and the EUR 2,000,000,000 3.00 per cent. Fixed Rate Notes 2010 due 16 February 2015 issued on 16 February 2010)

Issue Price: 103.186 per cent. (plus 212 days' accrued interest from and including 16 February 2010 to but excluding 16 September 2010)

UBS Investment Bank

The date of these Final Terms is 14 September 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions contained in the Agency Agreement dated 8 May 2009 and set forth in the Offering Circular dated 8 May 2009 and the supplemental Offering Circulars dated 23 October 2009 and 8 December 2009 (the "**Conditions**"), which are incorporated by reference in the Offering Circular dated 6 May 2010. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**") and must be read in conjunction with the Offering Circular dated 6 May 2010, which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms, the Offering Circular dated 6 May 2010 and the Conditions. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular dated 6 May 2010 and the Conditions. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular dated 6 May 2010 and the Conditions, contains all information that is material in the context of the issue of the Notes. The Offering Circular dated 6 May 2010 and the Conditions are available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the Notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2181A
	(ii)	Tranche Number	3
	(If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible.)		The Notes will, on or after 27 October 2010 and upon the exchange of the temporary Global Note for the permanent Global Note, be consolidated and form a single series with the Issuer's EUR 750,000,000 3.00 per cent. Fixed Rate Notes 2010 due 16 February 2015 issued on 27 August 2010 and the EUR 2,000,000,000 3.00 per cent. Fixed Rate Notes 2010 due 16 February 2015 issued on 16 February 2010 (the "**Original Notes**")
3	Specified Currency or Currencies:		Euro ("**EUR**")
4	Aggregate nominal amount:		
	(i)	Series:	EUR 2,950,000,000
	(ii)	Tranche:	EUR 200,000,000

5	Issue Price:		103.186 per cent. of the aggregate nominal amount of the Notes, plus 212 days' accrued interest from and including 16 February 2010 to but excluding 16 September 2010
6	(i)	Specified Denominations:	EUR 1,000
	(ii)	Calculation Amount	EUR 1,000
7	(i)	Issue Date:	16 September 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	16 February 2010
8	Maturity Date:		16 February 2015
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		3.00 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	3.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	16 February in each year commencing on 16 February 2011 and ending on the Maturity Date
	(iii)	Fixed Coupon Amount(s):	EUR 30.00 per Calculation Amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual ICMA
	(vi)	Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable

19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable
PROVISIONS RELATING TO REDEMPTION		
22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	EUR 1,000 per Calculation Amount
25	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions

	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
	New Global Notes:	Yes
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the

		Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Dealer's Commission:	Combined management and underwriting commission of 0.10 per cent. of the aggregate nominal amount of the Notes
37	If non-syndicated, name and address of Dealer:		**UBS Limited** 1 Finsbury Avenue London EC2M 2PP United Kingdom
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):		Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):		Not Applicable
43	In the case of Notes listed on Euronext Amsterdam:		Applicable
	(i)	Numbering and letters:	Not Applicable
	(ii)	Amsterdam Listing Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)
	(iii)	Amsterdam Paying Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:



Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Euronext Amsterdam by NYSE Euronext
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Euronext Amsterdam by NYSE Euronext with effect from 16 September 2010 On exchange of the temporary Global Note for the permanent Global Note, the Notes will be consolidated and form a single series with the Original Notes which are listed on Euronext Amsterdam by NYSE Euronext.
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,387.50

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Finanzmarktaufsicht* (FMA) in Austria, the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Finanstilsynet* in Denmark, *Finanssivalvonta (Fiva) in* Finland, *Autorité des marchés financiers (AMF)* in France, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Epitroph Kefalaiagoras* in Greece, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg, *Kredittilsynet* in Norway, *Comissão do Mercado de Valores Mobiliàrios (CMVM)* in Portugal, *Comisia Natională a Valorilor Mobiliare* in Romania, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Finansinspektionen* in Sweden and the Financial

Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	EUR 209,656,931.51 (which includes 212 days' accrued interest)
(iii)	Estimated total expenses:	EUR 200,000 (comprising a combined management and underwriting commission)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	2.233 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates (Floating Rate Notes only)

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (Index-Linked Notes only)

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment (Dual Currency Notes only)

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying (Equity-Linked Notes only)

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	Yes Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSD's as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem

		either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the European eligibility criteria.
(ii)	ISIN Code:	From and including the Issue Date to but excluding the Exchange Date (as defined in the temporary Global Note) XS0542371462 and thereafter XS0487438979
(iii)	Common Code:	From and including the Issue Date to but excluding the Exchange Date (as defined in the temporary Global Note) 054237146 and thereafter 048743897
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s):	**Deutsche Bank AG, London Branch** Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Investors will be notified of their allocations of Notes and the settlement arrangements in respect thereof. The Notes will be issued on the Issue Date against payment to the Issuer of the net subscription moneys.
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable

(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

EXECUTION COPY

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2286A
TRANCHE NO: 1
CHF 400,000,000 2.00 per cent. Fixed Rate Notes 2010 due 16 September 2021 (the "Notes")

Issue Price: 100.407 per cent.

UBS Investment Bank **Credit Suisse** **Bank Sarasin & Co. Ltd**

The date of these Final Terms is 14 September 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 (the "**Offering Circular**") which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular and the Swiss Prospectus dated 16 September 2010 (the "**Swiss Prospectus**") which has been prepared in conjunction with the issue of, and the admission to trading of, the Notes on SIX Swiss Exchange Ltd. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms, the Offering Circular and the Swiss Prospectus. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular and the Swiss Prospectus. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular and the Swiss Prospectus contains all information that is material in the context of the issue of the Notes. The Offering Circular and the Swiss Prospectus may be obtained from, UBS AG, Prospectus Library, P.O. Box, CH-8098 Zurich, Switzerland, or can be ordered by telephone (+41-44-239 47 03), fax (+41-44-239 69 14) or by e-mail (swiss-prospectus@ubs.com).

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the Notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2286A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Swiss Francs ("**CHF**")
4	Aggregate nominal amount:		
	(i)	Series:	CHF 400,000,000
	(ii)	Tranche:	CHF 400,000,000
5	Issue Price:		100.407 per cent. of the aggregate nominal amount
6	(i)	Specified Denominations:	CHF 5,000 and integral multiples thereof
	(ii)	Calculation Amount:	CHF 5,000
7	(i)	Issue Date:	16 September 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable

8	Maturity Date:	16 September 2021
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	2.00 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	2.00 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	16 September in each year commencing on 16 September 2011 and ending on the Maturity Date
	(iii) Fixed Coupon Amounts(s):	CHF 100.00 per Calculation Amount
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
	(vi) Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable

24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	CHF 5,000 per Calculation Amount
25	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(c)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes

The Notes and all rights in connection therewith are documented in the form of a Permanent Global Note (the "**Permanent Global Note**") in accordance with article 973b of the Swiss Code of Obligations (*Globalurkunde*). The Permanent Global Note will be substantially in the form attached to the supplemental agency agreement dated 14 September 2010 (the "**Supplemental Agency Agreement**") between the Issuer, UBS AG in its capacity as the issuing and principal Swiss paying agent (the "**Issuing and Principal Swiss Paying Agent**") and others.

The Permanent Global Note shall be deposited by UBS AG with SIX SIS Ltd or any other intermediary in Switzerland recognised for such purposes by SIX Swiss Exchange Ltd (SIX SIS Ltd or any such other intermediary, the "**Intermediary**"). Once the Permanent Global Note is deposited with the Intermediary and entered into the accounts of one or more participants of the Intermediary, the Notes will constitute intermediated securities (*Bucheffekten*) ("**Intermediated Securities**") in accordance with the provisions of the Swiss Federal Intermediated Securities Act.

Each of the Holders (as defined below) shall have a quotal co-ownership interest (*Miteigentumsanteil*) in the Permanent Global Note to the extent of its claim against the Issuer, provided that for so long as the Permanent Global Note remains deposited with the Intermediary the co-ownership interest shall be suspended and the Notes may only be transferred or otherwise disposed of in accordance with the provisions of the Swiss Federal Intermediated Securities Act (by entry of the transferred Notes in a securities account of the transferee).

Neither the Issuer nor the Holders (as defined below) shall at any time have the rights to effect or demand the conversion of

the Permanent Global Note (*Globalurkunde*) into, or the delivery of, uncertificated securities (*Wertrechte*) or Definitive Notes (*Wertpapiere*).

The records of the Intermediary will determine the number of Notes held through each participant in that Intermediary. In respect of the Notes held in the form of Intermediated Securities, the holders of the Notes (the "**Holders**") will be the persons holding the Notes in a securities account in their own name and for their own account.

The Permanent Global Note is exchangeable in whole but not in part for Definitive Notes only (i) if the Issuing and Principal Swiss Paying Agent deems, in its reasonable discretion, the printing of Definitive Notes to be necessary at any time, or if, under Swiss or any other applicable foreign laws and regulations, the enforcement of obligations under the Notes can only be ensured by means of effective Definitive Notes or (ii) upon the occurrence of the events set out in the Permanent Global Note. In such cases, the Issuer shall provide, at its own cost and expense, for the printing and delivery of Definitive Notes with Coupons attached in accordance with the rules and regulations of SIX Swiss Exchange Ltd.

Should the Definitive Notes and Coupons be printed, the Issuing and Principal Swiss Paying Agent will then exchange the Permanent Global Note against delivery of the Definitive Notes and Coupons and thereupon cancel and return the Permanent Global Note to the Issuer. The Definitive Notes and Coupons will be printed and issued to the holders of beneficial interests in the Permanent Global Note free of charge in exchange of such interests in the Permanent Global Note.

	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or	Zurich

	other special provisions relating to payment dates:	
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	
	(i) Payments:	Payments of principal and interest in respect of the Notes (denominated in Swiss Francs) will be made irrespective of any present or future transfer restrictions and without regard to any bilateral or multilateral payment or clearing agreement which may be applicable at the time of such payments in freely disposable Swiss Francs without collection costs in Switzerland and without any restrictions and irrespective of nationality, domicile or residence of a holder of a Note or Coupon and without requiring any certification, affidavit or the fulfilment of any other formality. The receipt by the Issuing and Principal Swiss Paying Agent of the due and punctual payment of the funds in Swiss Francs in Zurich releases the Issuer from its obligations under the Notes and Coupons for the payment of interest and principal due on the respective payment dates to the extent of such payment. Condition 10(a) shall be construed accordingly.
	(ii) Paying Agents:	In respect of the Notes (denominated in

		Swiss Francs), the Issuer will at all times maintain a Paying Agent having a specified office in Switzerland and will at no time maintain a Paying Agent having a specified office outside Switzerland in relation to such Notes. Condition 10(e) shall be construed accordingly.
(iii)	Notices:	So long as the Notes are listed on SIX Swiss Exchange Ltd and so long as the rules of SIX Swiss Exchange Ltd so require, all notices in respect of the Notes will be validly given through the Issuing and Principal Swiss Paying Agent (i) by means of electronic publication on the internet website of SIX Swiss Exchange Ltd (http://www.six-exchange-regulation.com/publications/communiques/official_notices_en.html), or (ii) otherwise in accordance with the regulations of SIX Swiss Exchange Ltd. Condition 17 shall be construed accordingly.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**UBS AG** Bahnhofstrasse 45 P.O. Box CH-8098 Zurich Switzerland **Credit Suisse AG** Paradeplatz 8 CH-8001 Zurich Switzerland **Bank Sarasin & Co. Ltd** Elisabethenstrasse 62 CH-4051 Basel Switzerland
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	The Managers will receive a combined management and underwriting commission of 1.00 per cent. of the aggregate nominal amount

37	If non-syndicated, name and address of Dealer:	Not Applicable
38	Applicable TEFRA exemption:	D Rules applicable in accordance with usual Swiss practice
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate 0.769231, producing a sum of (for Notes not denominated in Euro):	Euro 307,692,400
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:



By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	SIX Swiss Exchange Ltd
(ii)	Admission to Trading:	Application has been made for the Notes to be provisionally admitted to trading on SIX Swiss Exchange Ltd with effect from 13 September 2010.
(iii)	Estimate of total expenses related to admission to trading:	Not Applicable

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's, an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

Not Applicable.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular and the Swiss Prospectus so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds:	CHF 397,503,000
(iii)	Estimated total expenses:	CHF 4,125,000 (comprising CHF 125,000 Managers' expenses and CHF 4,000,000 combined management and underwriting commission.

6 Yield

(i)	Indication of yield:	1.9585 per cent.

This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate.

The yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	CH0115457670
(iii)	Common Code:	053655807
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	SIX SIS Ltd, the Swiss Securities Services Corporation in Olten, Switzerland Swiss Security Number: 11.545.767
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	**UBS AG** Bahnhofstrasse 45 P.O. Box CH-8098 Zurich Switzerland shall act as issuing and principal paying agent in Switzerland (the "**Issuing and Principal Swiss Paying Agent**") in respect of the Notes. All references in the Terms and Conditions of the Notes to the Fiscal Agent shall be deemed to be references to the Issuing and Principal Swiss Paying Agent. The following shall act as additional Swiss Paying Agents: **Credit Suisse AG** Paradeplatz 8 CH-8001 Zurich Switzerland **Bank Sarasin & Co. Ltd** Elisabethenstrasse 62 CH-4051 Basel Switzerland
(ix)	Names (and addresses) of Calculation Agent(s):	Not Applicable

8 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2288A
TRANCHE NO: 1
USD 15,000,000 Zero Coupon Callable Notes 2010 due 16 September 2040 (the "Notes")

Issue Price: 100.00 per cent.

Société Générale

The date of these Final Terms is 14 September 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 (the 'Offering Circular') which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2288A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		U.S. Dollars ("USD")
4	Aggregate nominal amount:		
	(i)	Series:	USD 15,000,000
	(ii)	Tranche:	USD 15,000,000
5	Issue Price:		100.00 per cent. of the aggregate nominal amount
6	(i)	Specified Denominations:	USD 100,000
	(ii)	Calculation Amount:	USD 100,000
7	(i)	Issue Date:	16 September 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable

8	Maturity Date:	16 September 2040
9	Domestic Note (if Domestic Note, there will be no gross-up for withholding tax):	No
10	Interest Basis:	Zero Coupon *(further particulars specified below)*
11	Redemption/Payment Basis:	The Final Redemption Amount shall be determined as provided below.
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Issuer Call (*further particulars specified below*)
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Note Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Applicable
	(i) Amortisation Yield (Condition 7(*b*)):	5.11 per cent. per annum
	(ii) Day Count Fraction (Condition 1(*a*)):	30/360, unadjusted
	(iii) Any other formula/basis of determining amount payable:	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22 Call Option Applicable

(i) Optional Redemption Date(s): The Issuer has the right to call the Notes in whole but not in part on the Optional Redemption Dates mentioned in the schedule below

(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):

Optional Redemption Date	Optional Redemption Amount expressed as a Percentage of the Calculation Amount (%)	Optional Redemption Amount per Calculation Amount (USD)
16 September 2011	105.110000%	105,110.00
16 September 2016	134.854119%	134,854.12
16 September 2021	173.015255%	173,015.26
16 September 2026	221.975262%	221,975.26
16 September 2031	284.790015%	284,790.02
16 September 2036	365.380140%	365,380.14

(iii) If redeemable in part:

Minimum Redemption Amount: Not Applicable

Maximum Redemption Amount: Not Applicable

(iv) Notice period: The Issuer shall give notice of its intention to redeem the Notes not less than five (5) Business Days prior to the relevant Optional Redemption Date

23 Put Option Not Applicable

24 Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note USD 445,985.853 per Calculation Amount

25 Final Redemption Amount (Index Linked Redemption Notes) of each Note Not Applicable

26 Final Redemption Amount (Equity Linked Redemption Notes) of each Note Not Applicable

27 Early Redemption Amount

(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	Yes
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment	

	dates:	New York, London
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	Not Applicable

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Manager's/Dealer's Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:		Société Générale 17, Cours Valmy 92987 Paris La Défense Cedex France
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by	Not Applicable

	an Extraordinary Resolution in accordance with Condition 14(*a*):	
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.779221, producing a sum of (for Notes not denominated in Euro):	EUR 11,688,315
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 125,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised



PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Luxembourg Stock Exchange with effect from the Issue Date
(iii)	Estimate of total expenses related to admission to trading:	EUR 6,700

2 Ratings

Rating:

The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd.:	AA+

As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has has provided each of the *Finanzmarktaufsicht* (FMA) in Austria, the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Finanstilsynet* in Denmark, *Finanssivalvonta (Fiva)* in Finland, *Autorité des marchés financiers (AMF)* in France, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Epitroph Kefalaiagoras* in Greece, Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg, *Finanstilsynet* in Norway, *Comissão do Mercado de Valores Mobiliários (CMVM)* in Portugal, *Comisia Natională a Valorilor Mobiliare (CNVM)* in Romania, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Finansinspektionen* in Sweden and the Financial Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue/offer

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	Yes Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.
(ii)	ISIN:	XS0540721478
(iii)	Common Code:	054072147
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable

(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s):	Société Générale 17, Cours Valmy 92987 Paris La Défense Cedex France

6 General Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2290A
TRANCHE NO: 1

TRY 100,000,000 7.00 per cent. Fixed Rate Notes 2010 due 8 September 2011 (the "Notes")

Issue Price: 100.67 per cent.

TD Securities

The date of these Final Terms is 14 September 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 (the 'Offering Circular') which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2290A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Turkish Lira ("**TRY**")
4	Aggregate nominal amount:		
	(i)	Series:	TRY 100,000,000
	(ii)	Tranche:	TRY 100,000,000
5	Issue Price:		100.67 per cent. of the aggregate nominal amount
6	(i)	Specified Denominations:	TRY 10,000 and integral multiples thereof
	(ii)	Calculation Amount:	TRY 10,000
7	(i)	Issue Date:	16 September 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		8 September 2011
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No

10	Interest Basis:		7.00 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	7.00 per cent. per annum payable on the Interest Payment Date
	(ii)	Interest Payment Date(s):	8 September 2011
	(iii)	Fixed Coupon Amount(s):	Not Applicable
	(iv)	Broken Amount:	TRY 684.66 per Calculation Amount
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual - ICMA; unadjusted
	(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	TRY 10,000 per Calculation Amount
25	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable

26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London, Istanbul and TARGET2
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on	No

which such Talons mature):

31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	0.90 per cent. selling commission 0.10 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:		**The Toronto-Dominion Bank** 60 Threadneedle Street London EC2R 8AP United Kingdom
38	Applicable TEFRA exemption:		Not Applicable
39	Additional selling restrictions:		For the purpose of this issue of Notes only and not for any other Tranche or Series under the Programme, the following paragraph will be inserted in the Offering

		Circular under "Plan of Distribution": **Turkey** The Dealer has acknowledged that the Notes have not been, and will not be, registered with the Turkish Capital Markets Board ("CMB") under the provisions of Law no. 2499 of the Republic of Turkey relating to capital markets. The Dealer has represented and agreed that neither the Prospectus nor any other offering material related to the offering will be utilised in connection with any general offering to the public within the Republic of Turkey for the purpose of the sale of the Notes (or beneficial interests therein) without the prior approval of the CMB. In addition, the Dealer has represented and agreed that it has not sold or caused to be sold and will not sell or cause to be sold outside Turkey the Notes (or beneficial interests therein) to residents of Turkey, unless such sale is authorised pursuant to Article 15(d)(ii) of Decree 32 (as amended from time to time) and the CMB regulations..
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.517241, producing a sum of (for Notes not denominated in Euro):	EUR 51,724,100
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

A11740137

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:



Duly authorised

A11740137

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from the Issue Date.
(iii)	Estimate of total expenses related to admission to trading:	Euro 715

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

Not Applicable

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	TRY 99,640,000
(iii)	Estimated total expenses:	TRY 1,030,000 (comprising a selling commission and a combined management and underwriting commission of TRY 1,000,000 and Dealer's expenses of TRY 30,000)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	6.273 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (*Index-Linked Notes only*)

Not Applicable

9 Performance of rate(s) of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN:	XS0541945449
(iii)	Common Code:	054194544
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s):	Deutsche Bank AG, London Branch, Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom

12 General Not Applicable

Final Terms

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)**
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH**
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH**
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

Euro 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

**SERIES NO: 2055A
TRANCHE NO: 16**

AUD 50,000,000 5.50 per cent. Fixed Rate Notes 2010 due 27 July 2012 (the "Notes")

(to be consolidated and form a single series with the AUD 175,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 issued on 27 July 2009, the AUD 100,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 issued on 5 August 2009, the AUD 75,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 issued on 27 August 2009, the AUD 75,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 issued on 16 September 2009, the AUD 100,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 issued on 24 September 2009, the AUD 75,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 issued on 14 October 2009, the AUD 100,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 issued on 6 November 2009, the AUD 75,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 issued on 25 November 2009, the AUD 75,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 issued on 14 December 2009, the AUD 75,000,000 5.50 per cent. Fixed Rate Notes 2009 due 27 July 2012 issued on 11 January 2010, the AUD 75,000,000 5.50 per cent. Fixed Rate Notes 2010 due 27 July 2012 issued on 16 February 2010, the AUD 50,000,000 5.50 per cent. Fixed Rate Notes 2010 due 27 July 2012 issued on 23 March 2010, the AUD 50,000,000 5.50 per cent. Fixed Rate Notes 2010 due 27 July 2012 issued on 30 April 2010, the AUD 50,000,000 5.50 per cent. Fixed Rate Notes 2010 due 27 July 2012 issued on 25 May 2010 and the AUD 100,000,000 5.50 per cent. Fixed Rate Notes 2010 due 27 July 2012 issued on 28 June 2010 (the "Existing Notes"))

Issue Price: 101.4875 per cent. (plus 51 days' accrued interest from and including 27 July 2010 to but excluding 16 September 2010)

TD Securities **Rabobank International**

The date of these Final Terms is 14 September 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions contained in the Agency Agreement dated 8 May 2009 and set forth in the Offering Circular dated May 8, 2009 and the supplemental Offering Circulars dated 23 October, 2009 and 8 December, 2009 (the 'Conditions'), which are incorporated by reference in the Offering Circular dated 6 May 2010. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive') and must be read in conjunction with the Offering Circular dated 6 May 2010 which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms, the Offering Circular dated 6 May 2010 and the Conditions. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular dated 6 May 2010 and the Conditions. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular dated 6 May 2010 and the Conditions, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
2	(i)	Series Number:	2055A
	(ii)	Tranche Number:	16
3	Specified Currency or Currencies:		Australian Dollars ("**AUD**")
4	Aggregate nominal amount:		
	(i)	Series:	AUD 1,300,000,000
	(ii)	Tranche:	AUD 50,000,000
	If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible:		(to be consolidated and form a single series with the Existing Notes on the Issue Date)
5	Issue Price:		101.4875 per cent. of the aggregate nominal amount plus 51 days' accrued interest from and including 27 July 2010 to but excluding 16 September 2010
6	(i)	Specified Denominations:	AUD 1,000

	(ii)	Calculation Amount:	AUD 1,000
7	(i)	Issue Date:	16 September 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	27 July 2009
8	Maturity Date:		27 July 2012
9	Domestic Note (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		5.50 per cent. Fixed Rate (Further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	5.50 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	27 July in each year commencing on 27 July 2011 and ending on the Maturity Date
	(iii)	Fixed Coupon Amount(s):	AUD 55.00 per Calculation Amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual - ICMA, unadjusted
	(vi)	Determination Date(s) (Condition 1(*a*)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable

20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**		AUD 1,000 per Calculation Amount
25	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**		Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London and Sydney
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**The Toronto-Dominion Bank** 60 Threadneedle Street London EC2R 8AP United Kingdom **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	0.9375 per cent. selling commission 0.1875 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:		Not Applicable
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.711765 producing a sum of (for Notes not denominated in Euro):	Euro 35,588,250
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 125,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised



PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from 16 September 2010. The Notes are to be consolidated and form a single series with the Existing Notes which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P: AAA

Moody's: Aaa

Fitch Ratings Ltd: AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Finanzmarktaufsicht* (FMA) in Austria, the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Finanstilsynet* in Denmark, *Finanssivalvonta (Fiva)* in Finland, *Autorité des marchés financiers (AMF)* in France, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Epitroph Kefalaiagoras* in Greece, Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg, *Kredittilsynet* in Norway, *Comissão do Mercado de Valores Mobiliários (CMVM)* in Portugal, *Comisia Natională a Valorilor Mobiliare (CNVM)* in Romania, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Finansinspektionen* in Sweden and the Financial Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	AUD 50,530,496.58 (including 51 days' accrued interest)
(iii)	Estimated total expenses:	AUD 597,500 (comprising a combined management, selling and underwriting commission of AUD 562,500 and Managers' expenses of AUD 35,000)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:	4.638 per cent. per annum The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN:	Permanent ISIN: XS0440737905; Temporary ISIN: XS0540513016
(iii)	Common Code:	Permanent Common Code: 044073790; Temporary Common Code: 054051301
(iv)	German WKN-code:	Permanent WKN: A1AKDU

		Temporary WKN: A1A0U8
(v)	Valoren Code:	Permanent Valoren: CH10371778; Temporary Valoren: CH11722596
(vi)	Private Placement number:	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s):	Deutsche Bank AG, London Branch Winchester House 1 Great Winchester Street London EC2N 2DB, United Kingdom

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable
(ix)	Process for notification to applicants of the amount allotted and the indication whether dealing may begin before notification is made:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2133A
TRANCHE NO: 10

AUD 25,000,000 6.00 per cent. Fixed Rate Notes 2010 due 15 January 2013 (the "Notes")

(to be consolidated and form a single series with the AUD 200,000,000 6.00 per cent. Fixed Rate Notes 2009 due 15 January 2013 issued on 8 December 2009, the AUD 50,000,000 6.00 per cent. Fixed Rate Notes 2010 due 15 January 2013 issued on 11 January 2010, the AUD 100,000,000 6.00 per cent. Fixed Rate Notes 2010 due 15 January 2013 issued on 5 February 2010, the AUD 50,000,000 6.00 per cent. Fixed Rate Notes 2010 due 15 January 2013 issued on 10 March 2010 and the AUD 50,000,000 6.00 per cent. Fixed Rate Notes 2010 due 15 January 2013 issued on 30 March 2010, the AUD 50,000,000 6.00 per cent. Fixed Rate Notes 2010 due 15 January 2013 issued on 4 May 2010, the AUD 50,000,000 6.00 per cent. Fixed Rate Notes 2010 due 15 January 2013 issued on 7 June 2010, the AUD 50,000,000 6.00 per cent. Fixed Rate Notes 2010 due 15 January 2013 issued on 12 July 2010 and the AUD 50,000,000 6.00 per cent. Fixed Rate Notes 2010 due 15 January 2013 issued on 12 August 2010) (the "Original Notes")

Issue Price: 101.915 per cent. plus 286 days' accrued interest from and including 8 December 2009 to but excluding 20 September 2010

TD Securities **Rabobank International**

The date of these Final Terms is 16 September 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions contained in the Agency Agreement dated 8 May 2009 and set forth in the Offering Circular dated 8 May 2009 (the 'Conditions'), which are incorporated by reference in the Offering Circular dated 6 May 2010. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive') and must be read in conjunction with the Offering Circular dated the 6 May 2010, which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms, the Offering Circular dated 6 May 2010 and the Conditions. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular dated 6 May 2010 and the Conditions. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular dated 6 May 2010 and the Conditions, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
2	(i)	Series Number:	2133A
	(ii)	Tranche Number:	10
			To be consolidated and form a single series with the Original Notes on the Issue Date
3	Specified Currency or Currencies:		Australian Dollars ("**AUD**")
4	Aggregate nominal amount:		
	(i)	Series:	AUD 675,000,000
	(ii)	Tranche:	AUD 25,000,000
5	Issue Price:		101.915 per cent. of the aggregate nominal amount plus 286 days' accrued interest from and including 8 December 2009 to but excluding 20 September 2010
6	(i)	Specified Denominations:	AUD 1,000 and integral multiples thereof
	(ii)	Calculation Amount:	AUD 1,000
7	(i)	Issue Date:	20 September 2010

	(ii)	Interest Commencement Date (if different from the Issue Date):	8 December 2009
8	Maturity Date:		15 January 2013
9	Domestic Note (if Domestic Note, there will be no gross-up for withholding tax):		No
10	Interest Basis:		6.00 per cent. Fixed Rate (Further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	6.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	15 January in each year, commencing on 15 January 2011
	(iii)	Fixed Coupon Amount(s):	AUD 60.00 per Calculation Amount
	(iv)	Broken Amount:	AUD 66.25 per Calculation Amount in respect of the period from, and including 8 December 2009 to, but excluding, 15 January 2011
	(v)	Day Count Fraction (Condition 1(*a*)):	Actual/Actual (ICMA), unadjusted
	(vi)	Determination Date(s) (Condition 1(*a*)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note**		Not Applicable

	Provisions	
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**		AUD 1,000 per Calculation Amount
25	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**		Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London and Sydney
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**The Toronto-Dominion Bank** 60 Threadneedle Street London EC2R 8AP United Kingdom **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	1.1875 per cent. selling commission 0.1875 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:		Not Applicable
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14*(a)*:	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.614525, producing a sum of (for Notes not denominated in Euro):	Euro 15,363,125
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:



Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from the Issue Date. The Notes are to be consolidated and form a single series with the Original Notes which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	Euro 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Finanzmarktaufsicht* (FMA) in Austria, the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Finanstilsynet* in Denmark, *Finanssivalvonta (Fiva)* in Finland, *Autorité des marchés financiers (AMF)* in France, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Epitroph Kefalaiagoras* in Greece, Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg, *Kredittilsynet* in Norway, *Comissão do Mercado de Valores Mobiliários (CMVM)* in Portugal, *Comisia Natională a Valorilor Mobiliare (CNVM)* in Romania, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Finansinspektionen* in Sweden and the Financial Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	AUD 26,285,342.47 (including 286 days' accrued interest)
(iii)	Estimated total expenses:	AUD 368,750 (comprising a combined management selling and underwriting commission of AUD 343,750 and Managers' expenses of AUD 25,000)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield: 5.085 per cent. per annum

The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (*Index-Linked Notes only*)

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN:	XS0469009285
(iii)	Common Code:	046900928
(iv)	German WKN-code:	A1AP78
(v)	Valoren Code:	CH10751512
(vi)	Private Placement number:	Not Applicable

(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/Delivery Agent(s) (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s):	Deutsche Bank AG, London Branch, Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom

12 General — Not Applicable

EXECUTION COPY

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2295A
TRANCHE NO: 1

USD 350,000,000 5.80 per cent. Fixed Rate Notes 2010 due 30 September 2110 (the "Notes")

Issue Price: 100 per cent.

Banc of America Securities LLC | **Credit Suisse Securities (USA) LLC**

Barclays Capital Inc. | **Goldman, Sachs & Co.**

Morgan Stanley & Co. Incorporated

The date of these Final Terms is 17 September 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 (the "**Offering Circular**") which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

THE NOTES REFERRED TO HEREIN THAT ARE REPRESENTED BY A RESTRICTED GLOBAL CERTIFICATE HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933 (THE 'SECURITIES ACT') OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT TO A PERSON THAT THE HOLDER AND ANY PERSON ACTING ON ITS BEHALF REASONABLY BELIEVE IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER, (2) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT OR (3) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF AVAILABLE), IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT FOR RESALES OF NOTES REPRESENTED BY A RESTRICTED GLOBAL CERTIFICATE.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the Notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2295A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		United States Dollars ("**USD**")

A12474852

4	Aggregate nominal amount:		
	(i)	Series:	USD 350,000,000
	(ii)	Tranche:	USD 350,000,000
5	Issue Price:		100 per cent. of the aggregate nominal amount
6	(i)	Specified Denominations:	USD 100,000 and integral multiples of USD 1,000 in excess thereof up to and including USD 199,000. No Notes in definitive form will be issued with a denomination above USD 199,000
	(ii)	Calculation Amount:	USD 1,000
7	(i)	Issue Date:	21 September 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		30 September 2110
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		5.80 per cent. Fixed Rate (Further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	5.80 per cent. per annum payable semi-annually in arrear
	(ii)	Interest Payment Date(s):	30 March and 30 September in each year commencing on 30 March 2011 and ending on the Maturity Date
	(iii)	Fixed Coupon Amount (s):	USD 29.00 per Calculation Amount

(iv)	Broken Amount:	There will be a long first coupon payable in respect of the period from and including the Issue Date to but excluding 30 March 2011, with a broken amount of USD 30.45 per Calculation Amount
(v)	Day Count Fraction (Condition 1(a)):	30/360
(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	USD 1,000 per Calculation Amount
25	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality	As set out in the Conditions

	(Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Registered Notes restricted Global Certificate exchangeable for Definitive Certificates in the limited circumstances specified in the restricted Global Certificate (for Notes issued pursuant to Rule 144A) unrestricted Global Certificate exchangeable for Definitive Certificates in the limited circumstances specified in the unrestricted Global Certificate (for Notes issued pursuant to Regulation S)
	New Global Notes	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	New York
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each	Not Applicable

	payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	Not Applicable

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**Banc of America Securities LLC** One Bryant Park New York, NY 10036 USA **Barclays Capital Inc.** 745 Seventh Avenue New York, NY 10019 USA **Credit Suisse Securities (USA) LLC** 11 Madison Avenue New York, NY 10010 USA **Goldman, Sachs & Co.** 200 West Street New York, NY 10282 USA **Morgan Stanley & Co. Incorporated** 1585 Broadway, 29th Floor New York, NY10036 USA
	(ii)	Managers' Commission:	1.00 per cent. of the aggregate nominal amount
37	If non-syndicated, name and address of Dealer:		Not Applicable
38	Applicable TEFRA exemption:		Not Applicable
39	Additional selling restrictions:		Not Applicable

40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.767742, producing a sum of (for Notes not denominated in Euro):	Euro 268,709,700
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:



By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	None
(ii)	Admission to Trading:	Not Applicable
(iii)	Estimate of total expenses related to admission to trading:	Not Applicable

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

Not Applicable

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

Not Applicable

6 Yield *(Fixed Rate Notes Only)*

Indication of the yield: 5.80 per cent.

The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	144A Notes: US74977RCM43 Reg S Notes: US74977SCM26
(iii)	Common Code:	Not Applicable
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Applicable
	The Depository Trust Company	144A Notes: CUSIP 74977RCM4 Reg S Notes: CUSIP 74977SCM2
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s):	**Deutsche Bank AG, London Branch** Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2297A
TRANCHE NO: 1
GBP 250,000,000 Floating Rate Notes 2010 due October 2011 (the "Notes")

Issue Price: 100 per cent.

Deutsche Bank AG, London Branch

The date of these Final Terms is 17 September 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 (the 'Offering Circular') which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2297A
	(ii)	Tranche Number	1
3	Specified Currency or Currencies:		Pounds Sterling ("GBP")
4	Aggregate nominal amount:		
	(i)	Series:	GBP 250,000,000
	(ii)	Tranche:	GBP 250,000,000
5	Issue Price:		100 per cent. of the aggregate nominal amount
6	(i)	Specified Denominations:	GBP 50,000
	(ii)	Calculation Amount:	GBP 50,000
7	(i)	Issue Date:	21 September 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable

8	Maturity Date:	Specified Interest Payment Date falling in or nearest to October 2011
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	4 month GBP LIBOR BBA + 0.14 per cent. for the first Interest Period, and 3 month GBP LIBOR BBA + 0.14 per cent. for each successive Interest Period Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Note Provisions**	Applicable
	(i) Interest Period(s):	The period beginning on (and including) the Issue Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.
	(ii) Specified Interest Payment Dates:	21 January 2011, 21 April 2011, 21 July 2011 and the Maturity Date, commencing with a long first coupon payable on 21 January 2011
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s)(Condition 1(a)):	London and TARGET

(v)	Manner in which the Rate(s) of Interest is / are to be determined:	Screen Rate Determination
(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s):	Calculation Agent
(viii)	Screen Rate Determination (condition 1(a)):	Applicable
	- Reference Rate:	3 month GBP LIBOR BBA
	- Interest Determination Date:	The first day of each Interest Period
	- Relevant Screen Page:	Reuters page LIBOR01
(ix)	ISDA Determination (Condition 1(a)):	Not Applicable
(x)	Margin(s):	+0.14 per cent. per annum
(xi)	Minimum Rate of Interest:	Not Applicable
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 1(a)):	Actual/365, adjusted
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable

18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	GBP 50,000 per Calculation Amount
25	**Final Redemption Amount (Index Linked Redemption Notes) of Each Note**	Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable

27 **Early Redemption Amount**

(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7*(j)* or (c), for taxation reasons (Condition 7*(c)*), or (d) in the case of Equity Linked redemption Notes, following certain corporate events in accordance with Condition 7*(g)* or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7*(h)*) of (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7*(i)*):	As set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes on in the limited circumstances specified in the permanent Global Note
	New Global Notes:	Yes
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London and TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the

day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:		Deutsche Bank AG, London Branch Winchester House 23 Great Winchester Street London EC2N 2DB United Kingdom
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 1.19, producing a sum of (for Notes not denominated in Euro):	EUR 297,500,000
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised



PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Luxembourg Stock Exchange with effect from 21 September 2010
(iii)	Estimate of total expenses related to admission to trading:	EUR 935

2 Ratings

Rating:

The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes have the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Finanzmarktaufsicht* (FMA) in Austria, the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Finanstilsynet* in Denmark, *Finanssivalvonta (Fiva)* in Finland, *Autorité des marchés financiers (AMF)* in France, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Epitroph Kefalaiagoras* in Greece, Irish Financial Services Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, Commission *de Surveillance du Secteur Financier (CSSF)* in Luxembourg, *Kredittilsynet* in Norway, *Comissão do Mercado de Valores Mobiliários (CMVM)* in Portugal, *Comisia Natională a Valorilor Mobiliare (CNVM)* in Romania, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Finansinspektionen* in Sweden and the Financial Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	Yes Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with (i) one of the ICSDs as common safekeeper or (ii) Clearstream Banking AG, Frankfurt, and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria
(ii)	ISIN Code:	XS0543359466
(iii)	Common Code:	054335946
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s):	Deutsche Bank AG, London Branch Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom

6 General **Not Applicable**

EXECUTION VERSION

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number S86FC3634A)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2214A

TRANCHE NO: 3

**EUR 80,000,000 Floating Rate Notes 2010 due May 2012 (the "Notes")
(to be consolidated and form a single series with the
EUR 330,000,000 Floating Rate Notes 2010 due May 2012 issued on 11 May 2010 and the
EUR 115,000,000 Floating Rate Notes 2010 due May 2012 issued on 15 July 2010)**

Issue Price: 100.03 per cent. (plus EUR 103,057.78 accrued interest from, and including, 11 August 2010 to, but excluding, 24 September 2010)

Morgan Stanley

The date of these Final Terms is 22 September 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 (the 'Offering Circular') which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the Notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2214A
	(ii)	Tranche Number:	3
	(If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible.)		To be consolidated and form a single series on the Issue Date with the EUR 330,000,000 Floating Rate Notes 2010 due May 2012 issued on 11 May 2010 and the EUR 115,000,000 Floating Rate Notes 2010 due May 2012 issued on 15 July 2010
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate nominal amount:		
	(i)	Series:	EUR 525,000,000
	(ii)	Tranche:	EUR 80,000,000
5	Issue Price:		100.03 per cent. of the aggregate nominal amount plus EUR 103,057.78 accrued interest from, and including, 11 August 2010 to, but excluding, the Issue Date
6	(i)	Specified Denominations:	EUR 50,000 and integral multiples of EUR 1,000 in excess thereof up to and including EUR 99,000. No Notes in definitive form will be issued with a denomination above EUR

			99,000
	(ii)	Calculation Amount:	EUR 1,000
7	(i)	Issue Date:	24 September 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	11 August 2010
8	Maturity Date:		Specified Interest Payment Date falling in or nearest to May 2012
9	Domestic Note (if Domestic Note, there will be no gross-up for withholding tax):		No
10	Interest Basis:		3-month Euribor + 0.15 per cent. Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Not Applicable
17	**Floating Rate Note Provisions**		Applicable
	(i)	Interest Period(s):	Each period from and including a Specified Interest Payment Date to but excluding the next subsequent Specified Interest Payment Date.
	(ii)	Specified Interest Payment Dates:	11 February, 11 May, 11 August and 11 November in each year commencing on 11 November 2010 and ending on the Maturity Date, subject in each case to adjustment in accordance with the Business Day Convention Specified below.
	(iii)	Business Day Convention:	Modified Following Business Day Convention
	(iv)	Business Centre(s) (Condition 1(*a*)):	TARGET
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi)	Interest Period Date(s):	Not Applicable
	(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s):	Calculation Agent

(viii)	Screen Rate Determination (Condition 1(*a*)):	Applicable
	– Reference Rate:	3-month Euribor
	– Interest Determination Date:	Two TARGET Business Days prior to the first day in each Interest Period
	– Relevant Screen Page:	Reuters EURIBOR01
(ix)	ISDA Determination (Condition 1(*a*)):	Not Applicable
(x)	Margin(s):	+ 0.15 per cent. per annum
(xi)	Minimum Rate of Interest:	Not Applicable
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 1(*a*)):	Actual/360 adjusted
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	EUR 1,000 per Calculation Amount
25	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if	As set out in the Conditions

	different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	No
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
	New Global Notes:	Yes
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	Not Applicable
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each	Not Applicable

	payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	Not Applicable
	(ii) Stabilising Manager(s) (if any):	Not Applicable
37	If non-syndicated, name and address of Dealer	Morgan Stanley & Co. International plc 25 Cabot Square Canary Wharf London E14 4QA United Kingdom
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(*a*):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into	Not Applicable

	Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: 

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from 24 September 2010. The Notes are to be consolidated and form a single series with the EUR 330,000,000 Floating Rate Notes 2010 due May 2012 issued on 11 May 2010 and the EUR 115,000,000 Floating Rate Notes 2010 due May 2012 issued on 15 July 2010 which are listed on the Luxembourg Stock Exchange's Regulated Market.
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating:

The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

4 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	Yes Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem

		monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.
(ii)	ISIN:	From, and including, the Issue Date to, but excluding, the Exchange Date (as defined in the temporary Global Note) XS0544304008 and thereafter XS0507737285
(iii)	Common Code:	From, and including, the Issue Date to, but excluding, the Exchange Date (as defined in the temporary Global Note) 054430400 and thereafter 050773728
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s):	Deutsche Bank AG, London Branch, Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom

5 General — Not Applicable

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number S86FC3634A)

(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2224A
TRANCHE NO: 5

NOK 150,000,000 3.00 per cent. Fixed Rate Notes 2010 due 15 August 2013 (the "Notes")

(to be consolidated and form a single series with the NOK 1,000,000,000 3.00 per cent. Fixed Rate Notes 2010 due 15 August 2013 issued on 1 June 2010, the NOK 250,000,000 3.00 per cent. Fixed Rate Notes 2010 due 15 August 2013 issued on 28 June 2010, the NOK 250,000,000 3.00 per cent. Fixed Rate Notes 2010 due 15 August 2013 issued on 21 July 2010 and the NOK 150,000,000 3.00 per cent. Fixed Rate Notes 2010 due 15 August 2013 issued on 18 August 2010) (the "Existing Notes")

Issue Price: 100.665 per cent. (plus 115 days' accrued interest from and including 1 June 2010 to but excluding 24 September 2010)

Rabobank International | **TD Securities**

The date of these Final Terms is 22 September 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 (the 'Offering Circular') which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the Notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2224A
	(ii)	Tranche Number:	5 To be consolidated and form a single series with the Existing Notes on the Issue Date
3	Specified Currency or Currencies:		Norwegian Kroner ("NOK")
4	Aggregate nominal amount:		
	(i)	Series:	NOK 1,800,000,000
	(ii)	Tranche:	NOK 150,000,000
5	Issue Price:		100.665 per cent. of the aggregate nominal amount plus 115 days' accrued interest from and including 1 June 2010 to but excluding 24 September 2010
6	(i)	Specified Denominations:	NOK 10,000 and integral multiples thereof
	(ii)	Calculation Amount:	NOK 10,000
7	(i)	Issue Date:	24 September2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	1 June 2010

8	Maturity Date:	15 August 2013
9	Domestic Note (if Domestic Note, there will be no gross-up for withholding tax):	No
10	Interest Basis:	3.00 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate(s) of Interest:	3.00 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	15 August in each year, commencing with a long first coupon payable on 15 August 2011 and ending on the Maturity Date
	(iii) Fixed Coupon Amount(s):	NOK 300 per Calculation Amount
	(iv) Broken Amount:	NOK 361.64 per Calculation Amount in respect of the period from and including 1 June 2010 to but excluding 15 August 2011
	(v) Day Count Fraction (Condition 1(*a*)):	Actual/Actual-ICMA; unadjusted
	(vi) Determination Date(s) (Condition 1(*a*)):	15 August in each year
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Note Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	NOK 10,000 per Calculation Amount
25	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes (Refer Condition 10(a))

		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London and Oslo
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom **The Toronto-Dominion Bank** 60 Threadneedle Street London EC2R 8AP United Kingdom
	(ii)	Stabilising Manager(s) (if any):	The Toronto-Dominion Bank
	(iii)	Managers' Commission:	1.1875 per cent. selling concession 0.1875 per cent. management and underwriting commission
37	If non-syndicated, name and address of Dealer		Not Applicable
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		For the purpose of this issue of Notes only and not for any other Tranche or Series under the Programme, the following paragraph will be inserted in the Offering Circular under "Plan of Distribution": The Issuer has not sought the approval of the Ministry of Finance of the Kingdom of Norway for the Notes to be publicly tradeable in Norway nor has it sought the approval of the Norwegian National Bank for the introduction of the Notes onto the Norwegian market. No offering material in relation to the Notes has therefore been, or will be, approved by the Oslo Stock Exchange. Accordingly, each Manager will be required to represent and agree that it has not offered or sold and will not offer or sell any Notes directly or indirectly in the Kingdom of Norway or to residents or citizens of the Kingdom of Norway and that it has not distributed and will not distribute the Offering Circular or any other offering material relating to the Notes in or from the Kingdom of Norway.
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.125134, producing a sum of (for Notes not denominated in Euro):	Euro 18,770,100
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: 

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from the Issue Date. The Notes are to be consolidated and form a single series with the Existing Notes which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Finanzmarktaufsicht* (FMA) in Austria, the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Finanstilsynet* in Denmark, *Finanssivalvonta (Fiva)* in Finland, *Autorité des marchés financiers (AMF)* in France, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Epitroph Kefalaiagoras* in Greece, Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg, *Kredittilsynet* in Norway, *Comissão do Mercado de Valores Mobiliários (CMVM)* in Portugal, *Comisia Natională a Valorilor Mobiliare (CNVM)* in Romania, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Finansinspektionen* in Sweden and the Financial

Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds:	NOK 150,232,808.22 (including 115 days' accrued interest)
(iii)	Estimated total expenses:	NOK 2,182,500 (comprising a combined management, selling and underwriting commission of NOK 2,062,500 and Managers' expenses of NOK 120,000).

6 Yield — 2.751 per cent. per annum

Indication of yield:	The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN:	XS0512076885
(iii)	Common Code:	051207688
(iv)	German WKN-code:	A1AXMY
(v)	Private Placement number:	Not Applicable
(vi)	Valoren:	CH11339742
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s): (i) The Depository Trust Company	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/Delivery Agent(s) (if any):	Not Applicable

(x)	Names (and addresses) of Calculation Agent(s):	Deutsche Bank AG, London Branch Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom

8 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable
(ix)	Process for notification to applicants of the amount allotted and the indication whether dealing may begin before notification is made:	Not Applicable

Execution Version

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2287A
TRANCHE NO: 2
GBP 50,000,000 Floating Rate Notes 2010 due 13 September 2011 (the "Notes") (to be consolidated and form a single series with the Issuer's GBP 65,000,000 Floating Rate Notes 2010 due 13 September 2011 issued on 10 September 2010) (the "Tranche 1 Notes")

Issue Price: 99.99 per cent.

Rabobank International

The date of these Final Terms is 24 September 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 (the 'Offering Circular') which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2287A
	(ii)	Tranche Number:	2 (to be consolidated and form a single series with the Issuer's GBP 65,000,000 Floating Rate Notes 2010 due 13 September 2011 issued on 10 September 2010) (the "**Tranche 1 Notes**")
3	Specified Currency or Currencies:		Sterling ("**GBP**")
4	Aggregate nominal amount:		
	(i)	Series:	GBP 115,000,000
	(ii)	Tranche:	GBP 50,000,000
5	Issue Price:		99.99 per cent. of the aggregate nominal amount (plus 15 days' accrued interest from (and including) 13 September 2010 to (but excluding) 28 September 2010
6	(i)	Specified Denominations:	GBP 50,000
	(ii)	Calculation Amount:	GBP 50,000
7	(i)	Issue Date:	28 September 2010
	(ii)	Interest Commencement Date (if different from the	13 September 2010

	Issue Date):		
8	Maturity Date:		The Specified Interest Payment Date falling on or nearest to 13 September 2011
9	Domestic Note (if Domestic Note, there will be no gross-up for withholding tax):		No
10	Interest Basis:		3 months GBP- LIBOR-BBA plus 0.11 per cent. Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Not Applicable
17	**Floating Rate Note Provisions**		Applicable
	(i)	Interest Period(s):	The period commencing on (and including) the Issue Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period commencing on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date
	(ii)	Specified Interest Payment Dates:	Each of 13 March, 13 June, 13 September and 13 December commencing from (and including) 13 December 2010 to (and including) the Maturity Date
	(iii)	Business Day Convention:	Modified Following Business Day Convention
	(iv)	Business Centre(s) (Condition 1(*a*)):	London
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	ISDA Determination
	(vi)	Interest Period Date(s):	As set out in the Conditions
	(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s):	Calculation Agent

	(viii)	Screen Rate Determination (Condition 1(*a*)):	Not Applicable
	(ix)	ISDA Determination (Condition 1(*a*)):	Applicable
		– Floating Rate Option:	GBP-LIBOR-BBA
		– Designated Maturity:	3 months
		– Reset Date:	The first date of each Interest Period
		– ISDA Definitions *(if different from those set out in the Conditions):*	Applicable
	(x)	Margin(s):	plus 0.11 per cent. per annum
	(xi)	Minimum Rate of Interest:	Not Applicable
	(xii)	Maximum Rate of Interest:	Not Applicable
	(xiii)	Day Count Fraction (Condition 1(*a*)):	Actual/365 (Sterling), adjusted
	(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each**	GBP 50,000 per Calculation Amount

	Note	
25	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	No
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes

		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	Yes
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	London
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable

	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Managers'/Dealer's Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International), Thames Court, One Queenhithe, London EC4V 3RL, United Kingdom If the sole Dealer in respect of Notes issued by Rabobank Nederland is Rabobank International Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 1,210000, producing a sum of (for Notes not denominated in Euro):	EUR 60,500,000
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:



By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from at the earliest, the Issue Date
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

4 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	Yes Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria
(ii)	ISIN:	XS0541306436
(iii)	Common Code:	054130643

(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s):	Deutsche Bank AG, London Branch, Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom

5 General Not Applicable

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2299A
TRANCHE NO: 1

EUR 100,000,000 Floating Rate Notes 2010 due September 2011 (the "Notes")

Issue Price: 99.98 per cent.

RBC Capital Markets

The date of these Final Terms is 27 September 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 (the "**Offering Circular**") which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2299A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("**EUR**")
4	Aggregate nominal amount:		
	(i)	Series:	EUR 100,000,000
	(ii)	Tranche:	EUR 100,000,000
5	Issue Price:		99.98 per cent. of the aggregate nominal amount
6	(i)	Specified Denominations:	EUR 50,000
	(ii)	Calculation Amount:	EUR 50,000
7	(i)	Issue Date:	29 September 2010
	(ii)	Interest Commencement Date (if different from the	Not Applicable

	Issue Date):	
8	Maturity Date:	Specified Interest Payment Date falling in or nearest to September 2011
9	Domestic Note (if Domestic Note, there will be no gross-up for withholding tax):	No
10	Interest Basis:	3-month EURIBOR + 0.03 per cent. Floating Rate (Further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(iii) Status of the Notes:	Senior
	(iv) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Note Provisions**	Applicable
	(i) Interest Period(s):	Subject as provided below, each period from and including a Specified Interest Payment Date to but excluding the next subsequent Specified Interest Payment Date, save for the first Interest Period which shall be the period from and including the Issue Date to but excluding the first Specified Interest Payment Date.
	(ii) Specified Interest Payment Dates:	29 December, 29 March, 29 June and 29 September in each year commencing 29 December 2010 and ending on the Maturity Date
	(iii) Business Day Convention:	Modified Following Business Day Convention
	(iv) Business Centre(s) (Condition 1(a)):	TARGET
	(v) Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi) Interest Period Date(s):	Not Applicable

(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s):	Calculation Agent
(viii)	Screen Rate Determination (Condition 1(a)):	Applicable
–	Reference Rate:	3-month EURIBOR
–	Interest Determination Date:	Two (2) TARGET Business Days prior to the first day in each Interest Period
–	Relevant Screen Page:	Reuters page 'EURIBOR 01'
(ix)	ISDA Determination (Condition 1(a)):	Not Applicable
(x)	Margin(s):	+ 0.03 per cent. per annum
(xi)	Minimum Rate of Interest:	Not Applicable
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 1(a)):	Actual/360, adjusted
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable

18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable

24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	EUR 50,000 per Calculation Amount
25	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	
(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(j)) or (c) for taxation reasons (Condition 7(c)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(g) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(h)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(i)):	As set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	New Global Notes	Yes

		Temporary Global Note exchangeable for a permanent Global Note not less than 40 days after the Issue Date which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	If syndicated, names and addresses of Managers:	Not Applicable
	(iv) Stabilising Manager(s) (if any):	Not Applicable
	(v) Managers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:	Royal Bank of Canada Level 46, 2 Park Street Sydney NSW 2000, Australia
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [ ], producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:



Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from the Issue Date.
(iii)	Estimate of total expenses related to admission to trading:	EUR 860

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd.:	AA+

As defined by S&P, an AAA rating means that the Notes have the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk.

As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided - each of the *Finanzmarktaufsicht* (FMA) in Austria, the *Commission bancaire, financière et des assurances* (CBFA) in Belgium, *Finanstilsynet* in Denmark, *Finanssivalvonta (Fiva)* in Finland, *Autorité des marchés financiers (AMF)* in France, *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, *Epitroph Kefalaiagoras* in Greece, Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg, *Kredittilsynet* in Norway, *Comissão do Mercado de Valores Mobiliários (CMVM)* in Portugal, *Comisia Natională a Valorilor Mobiliare (CNVM)* in Romania, *Comisión Nacional del Mercado de Valores (CNMV)* in Spain, *Finansinspektionen* in Sweden and the Financial Services Authority (FSA) in the United Kingdom with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	Yes Note that the designation 'yes' simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.
(ii)	ISIN Code:	XS0545013400
(iii)	Common Code:	054501340
(iv)	German WKN-code:	Not Applicable
(v)	Valoren Code:	Not Applicable
(vi)	Private Placement number:	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s) (if different from Deutsche Bank AG, London Branch):	Not Applicable

FINAL TERMS

Date: 27 September 2010

These Final Terms shall replace the Final Terms dated 4 August 2010

RABOBANK STRUCTURED PRODUCTS

Issue of EUR 15,000,000 Fixed Rate and Equity Linked Redemption Notes 2010 due 6 August 2015 (the "Notes") pursuant to the EUR 10,000,000,000 Structured Medium Term Note Programme

IN NO CIRCUMSTANCES MAY THE NOTES BE REDEEMED BY THE ISSUER AT THE MATURITY DATE FOR LESS THAN THE PROTECTION AMOUNT, EXCEPT THAT IN THE EVENT OF INSOLVENCY OF THE ISSUER OR IN THE EVENT OF AN EARLY REDEMPTION PURSUANT TO TERMS AND CONDITIONS 5(b), 5(e), 5(h), 8(b) OR 14 THE NOTES MAY BE REDEEMED AT LESS THAN THE PROTECTION AMOUNT.

THE ISSUER HAS MADE NO INVESTIGATION INTO THE TREATMENT OF THE NOTES BY THE TAX AUTHORITIES OF ANY COUNTRY, INCLUDING THE UNITED STATES OF AMERICA. INVESTORS ARE STRONGLY ADVISED TO TAKE THEIR OWN TAX ADVICE.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions set forth in the Offering Circular dated 21 December 2009, which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Offering Circular is available for viewing during normal business hours and may be obtained at Rabobank International, Croeselaan 18, 3521 CB Utrecht, The Netherlands and www.rabobank.nl.

References herein to numbered conditions are to the Terms and Conditions of the Notes.

These Final Terms do not constitute an offer to sell or the solicitation of an offer to buy any Notes other than the Notes to which they relate or an offer to sell or the solicitation of an offer to buy Notes by any person in any circumstances in which such offer or solicitation is unlawful.

The distribution of these Final Terms and the offering, sale and delivery of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession these Final Terms come are required by the Issuer to inform themselves about and to observe any such restrictions. For a further description of certain restrictions on the offering and sale of the Series, see "Subscription and Sale" in the Offering Circular as supplemented or amended by these Final Terms.

The information contained in these Final Terms does not constitute an investment recommendation.

The purchase of Notes may involve substantial risks and is suitable only for investors who have the knowledge and experience in financial and business matters necessary to enable them to evaluate the risks and the merits of an investment in the Notes. Before making an investment decision, prospective purchasers of Notes should consider carefully, in the light of their own financial circumstances and investment objectives, all the information set forth in these Final Terms and the Offering Circular, as supplemented from time to time.

1.	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Structured Products)
2.	(a)	Series Number:	4449
	(b)	Tranche Number:	1
3.	Specified Currency or Currencies:		Euro ("EUR")
4.	Aggregate nominal amount:		EUR 15,000,000
	(a)	Series:	EUR 15,000,000
	(b)	Tranche:	EUR 15,000,000
5.	Issue Price of Tranche:		100 per cent.
6.	(a)	Specified Denominations:	EUR 50,000
	(b)	Calculation Amount:	EUR 50,000
7.	(a)	Issue Date:	6 August 2010
	(b)	Interest Commencement Date:	The Issue Date
8.	Maturity Date or Redemption Month:		6 August 2015
9.	Interest Basis:		0.50 per cent. Fixed Rate *(Further particulars specified below)*
10.	(a)	Redemption/Payment Basis:	Equity Linked Redemption *(Further particulars specified in item 32 below)*
	(b)	Protection Amount:	Principal Protection *(Further particulars specified in item 32 below)*
11.	Change of Interest Basis or Redemption/Payment Basis:		Not Applicable
12.	Investor Put/Issuer Call/Obligatory Redemption:		Investor Put *(Further particulars specified below)*
13.	(a)	Status of the Notes:	Senior and unsecured
	(b)	Domestic Note:	No
	(c)	Date of approval for issuance of Notes:	Not Applicable
14.	Method of distribution:		Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

FIXED RATE NOTE PROVISIONS

15.	Fixed Rate Note Provisions:	Applicable
(a)	Rate(s) of Interest:	0.50 per cent. per annum payable annually in arrear.
(b)	Interest Payment Date(s):	6 August in each year from (and including) 6 August 2011 to (and including) the Maturity Date.
(c)	Determination Date(s):	Not Applicable
(d)	Business Day Convention:	Following Business Day Convention
(e)	Additional Financial Centre(s):	Not Applicable
(f)	Fixed Coupon Amount(s):	EUR 250 per Calculation Amount
(g)	Broken Amount(s):	Not Applicable
(h)	Day Count Fraction:	Not Applicable
(i)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	None

FLOATING RATE NOTE PROVISIONS

16.	Floating Rate Note Provisions:	Not Applicable

ZERO COUPON NOTE PROVISIONS

17.	Zero Coupon Note Provisions:	Not Applicable

CURRENCY LINKED INTEREST NOTE PROVISIONS

18.	Currency Linked Interest Note Provisions:	Not Applicable

COMMODITY LINKED INTEREST NOTE PROVISIONS

19.	Commodity Linked Interest Note Provisions:	Not Applicable

INDEX LINKED INTEREST NOTE PROVISIONS

20.	Index Linked Interest Note Provisions:	Not Applicable

EQUITY LINKED INTEREST NOTE PROVISIONS

21.	Equity Linked Interest Note Provisions:	Not Applicable

CREDIT LINKED INTEREST NOTE PROVISIONS

22.	Credit Linked Interest Note Provisions:	Not Applicable

FUND LINKED INTEREST NOTE PROVISIONS

23.	Fund Linked Interest Note Provisions:	Not Applicable

DUAL CURRENCY INTEREST NOTE PROVISIONS

24.	Dual Currency Interest Note Provisions:	Not Applicable

PROVISIONS RELATING TO OPTIONAL REDEMPTION AND FINAL REDEMPTION AMOUNT

25.	Issuer Call: (Condition 5(c))	Not Applicable
26.	Investor Put: (Condition 5(d))	Not Applicable
27.	Obligatory Redemption: (Condition 5(f))	Not Applicable
28.	Final Redemption Amount of each Note:	See item 32 below

CURRENCY LINKED REDEMPTION NOTE PROVISIONS

29.	Currency Linked Redemption Notes:	Not Applicable

COMMODITY LINKED REDEMPTION NOTE PROVISIONS

30.	Commodity Linked Redemption Notes:	Not Applicable

INDEX LINKED REDEMPTION NOTE PROVISIONS

31.	Index Linked Redemption Notes:	Not Applicable

EQUITY LINKED REDEMPTION NOTE PROVISIONS

32.	Equity Linked Redemption Notes:	Applicable
	(a) Whether the Notes relate to a single Equity or a Basket of Equities and the identity of the relevant Equity Issuer(s) of the Equity/Equities):	Single Equity (i) Equity: Existing ordinary shares of the Equity Issuer. (ii) Equity Issuer: Diageo plc (Bloomberg® code: DGE LN <EQUITY>). (iii) the ISIN/Common Code of Equity/Equities: GB0002374006.

(b)	Partial Lookthrough Depository Receipt Provisions:	Not Applicable
(c)	Full Lookthrough Depository Receipt Provisions:	Not Applicable
(d)	Whether redemption of the Notes will be by (i) Cash Settlement or (ii) Physical Delivery or (iii) Cash Settlement and/or Physical Delivery:	Cash Settlement
(e)	Relevant provisions for determining the Final Redemption Amount:	The Final Redemption Amount shall be determined by the Calculation Agent on the Valuation Date in accordance with the following provisions:

1. If the result of the product of (i) the Conversion Ratio multiplied by (ii) the Final Price and (iii) the Exchange Rate is, in the determination of the Calculation Agent, equal to or lower than the Specified Denomination, then the Final Redemption Amount shall be equal to the Specified Denomination;

OR

2. If the result of the product of (i) the Conversion Ratio and multiplied by (ii) the Final Price and (iii) the Exchange Rate is, in the determination of the Calculation Agent, higher than the Specified Denomination, then the Final Redemption Amount shall be calculated by the Calculation Agent in accordance with the following formula (as rounded to the third decimal):

$$\text{Conversion Ratio} \times \text{Final Price} \times \text{Exchange Rate}$$

Where:

"**Conversion Ratio**" means 2,875.07, i.e. the number of Shares per Note, subject to adjustment from time to time in accordance with the provisions set out in Condition 8(b), calculated in accordance with the following formula:

$$\frac{\text{Denomination}}{\text{Initial Price} \times \text{Exchange Rate} \times (1 + \text{Premium})}$$

"**Exchange Rate**" means 1.1834, i.e. the GBP foreign exchange spot rate expressed in EUR per one GBP as published on Bloomberg page GBPEUR <CRNCY> at 5:20 p.m. (CET) on the Trade Date.

"**Final Price**" means the Reference Price on the

		Valuation Date in GBP.
		"**Initial Price**" means GBP 11.15, subject to adjustment from time to time in accordance with the provisions set out in Condition 8(b).
		"**Premium**": means 31.80%, subject to adjustment from time to time in accordance with the provisions set out in Condition 8(b).
(f)	Observation Period(s):	Not Applicable
(g)	Observation Date(s):	Not Applicable
(h)	Valuation Date(s)/Averaging Date(s):	Valuation Date: 23 July 2015. Averaging Date(s): means the second and third Scheduled Trading Days immediately following the Valuation Date.
	Adjustment provisions in the event of a Disrupted Day:	Modified Postponement
(i)	Valuation Time:	As set out in Condition 8(f)
(j)	Disrupted Day:	Applicable Definitions of "Averaging Date" and "Valuation Date" are amended in order to reduce the number of Scheduled Trading Days from eight to three until which the last Averaging Date or, as the case may be, the Valuation Date shall be postponed if any of such dates would be a Disrupted Day.
(k)	Multiplier for each Equity comprising the Basket (which is subject to adjustment as set out in Condition 8(b)):	Not Applicable
(l)	Trade Date:	16 July 2010
(m)	Relevant Assets:	Not Applicable
(n)	Asset Amount:	Not Applicable
(o)	Cut-off Date:	Not Applicable
(p)	Delivery provisions for Asset Amount (including details of who is to make such delivery) if different from Terms and Conditions:	Not Applicable
(q)	Clearance System:	Not Applicable

(r)	Additional Disruption Events:	Applicable Change in Law Hedging Disruption Increased Cost of Hedging Insolvency Filing
(s)	Exchange(s):	London Stock Exchange
(t)	Related Exchange(s):	Euronext-Liffe
(u)	Exchange Rate:	Not Applicable
(v)	Other terms or special conditions:	Not Applicable

CREDIT LINKED REDEMPTION NOTE PROVISIONS

33.	Credit Linked Redemption Notes:	Not Applicable

FUND LINKED REDEMPTION NOTE PROVISIONS

34.	Fund Linked Redemption Notes:	Not Applicable

DUAL CURRENCY REDEMPTION NOTE PROVISIONS

35.	Dual Currency Redemption Notes:	Not Applicable

GENERAL PROVISIONS RELATING TO REDEMPTION

36.	Partly Paid Notes:	Not Applicable
37.	Instalment Notes:	Not Applicable
38.	Early Redemption Amount:	As defined in the Conditions
39.	Adjustment for Early Redemption Unwind Costs:	Applicable Standard Early Redemption Unwind Costs

GENERAL PROVISIONS APPLICABLE TO THE NOTES

40.	Form of Notes:	Bearer Notes Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances set out in the Permanent Global Note.
41.	Additional Financial Centre(s) or other special provisions relating to Payment Days in Condition 11(f):	Not Applicable
42.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

43.	Other final terms:	The definition of "Reference Price" set forth in the Offering Circular is deleted and supplemented by the following provisions which supersede the amended definition as of the Issue Date in respect of the Notes: ""**Reference Price**" means an amount equal to the arithmetic average of the official closing price on the Averaging Dates of the Equity quoted on the relevant Exchange as determined by the Calculation Agent (or if, in the opinion of the Calculation Agent, no such official closing price can be determined at such time, the Calculation Agent's good faith estimate of the value of the Equity at the Valuation Time on the relevant date. The amount determined pursuant to the foregoing shall be converted into the Specified Currency at the Exchange Rate and such converted amount shall be the Reference Price."
44.	Further Issues provision:	Condition 18 applies

DISTRIBUTION

45.	(a)	If syndicated, names and addresses of Dealers and underwriting commitments:	Not Applicable
	(b)	Date of Subscription Agreement:	Not Applicable
	(c)	Stabilising Manager(s):	Not Applicable
	(d)	If non-syndicated, name and address of relevant Dealer:	NATIXIS 47, quai d'Austerlitz 75013 Paris France
	(e)	Total commission and concession:	Not Applicable
	(f)	U.S. Selling Restrictions:	Reg. S Compliance Category; TEFRA D
46.	Additional selling restrictions:		Not Applicable
47.	Additional United States Tax Considerations:		Not Applicable

PURPOSE OF FINAL TERMS

These Final Terms comprise the final terms required for issue and admission to trading on Luxembourg Stock Exchange's Regulated Market of the Notes described herein pursuant to the Structured Medium Term Note Programme of Rabobank Structured Products.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: 

Duly authorised

PART B – OTHER INFORMATION

1. **LISTING AND ADMISSION TO TRADING**

(i)	Listing and Admission to trading:	Application has been made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from the Issue Date
(ii)	Estimate of total expenses related to admission to trading:	EUR 1,975.

2. **RATINGS**

Ratings:	Not Applicable

3. **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save for any fees payable to the Dealers, so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer.

4. **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

(a)	Reasons for the offer (other than general corporate purposes):	Not Applicable
(b)	Estimated net proceeds:	EUR 15,000,000
(c)	Estimated total expenses:	None

5. **YIELD** (*Fixed Rate Notes only*)

Indication of yield:	Calculated as on the Issue Date. The yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

6. **HISTORIC INTEREST RATES** (*Floating Rate Notes only*)

Not Applicable

7. **PERFORMANCE OF INDEX/INDICES, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE INDEX/INDICES** (*Index Linked Notes only*)

Not Applicable

8. **PERFORMANCE OF RATE(S) OF EXCHANGE/FORMULA/CURRENCIES, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE RATE(S) OF EXCHANGE/FORMULA/CURRENCIES** (*Currency Linked Notes only*)

Not Applicable

9. **PERFORMANCE OF THE COMMODITY/COMMODITIES, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE COMMODITY/COMMODITIES** (*Commodity Linked Notes only*)

Not Applicable

10. **PERFORMANCE OF RATE(S) OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND OTHER INFORMATION CONCERNING THE UNDERLYING** (*Dual Currency Notes only*)

Not Applicable

11. **PERFORMANCE OF EQUITY/EQUITIES/REFERENCE FUND/FUNDS, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE EQUITY/EQUITIES/REFERENCE FUND/FUNDS** (*Equity Linked Notes and Fund Linked Notes only*)

The Issuer does not intend to provide post-issuance information.

12. **INFORMATION IN RELATION TO THE REFERENCE ENTITY, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE REFERENCE ENTITY** (*Credit Linked Notes only*)

Not Applicable

13. **OPERATIONAL INFORMATION**

(a)	ISIN:	XS0528548810
(b)	Common Code:	052854881
(c)	The Depository Trust Company:	Not Applicable
(d)	Any clearing system(s) other than DTC, Euroclear Bank S.A./N.V. and Clearstream Banking société anonyme and the relevant identification number(s):	Not Applicable
(e)	Delivery:	Delivery against payment
(f)	Names (and addresses) of additional (Paying/Delivery) Agent(s) (if any):	Not Applicable
(g)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale	NATIXIS Calculation Agent department 40 avenue des Terroirs de France

Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International)):	75012 Paris France

EXECUTION COPY

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2286A
TRANCHE NO: 1
CHF 400,000,000 2.00 per cent. Fixed Rate Notes 2010 due 16 September 2021 (the "Notes")

Issue Price: 100.407 per cent.

UBS Investment Bank **Credit Suisse** **Bank Sarasin & Co. Ltd**

The date of these Final Terms is 14 September 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 (the "**Offering Circular**") which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular and the Swiss Prospectus dated 16 September 2010 (the "**Swiss Prospectus**") which has been prepared in conjunction with the issue of, and the admission to trading of, the Notes on SIX Swiss Exchange Ltd. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms, the Offering Circular and the Swiss Prospectus. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular and the Swiss Prospectus. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular and the Swiss Prospectus contains all information that is material in the context of the issue of the Notes. The Offering Circular and the Swiss Prospectus may be obtained from, UBS AG, Prospectus Library, P.O. Box, CH-8098 Zurich, Switzerland, or can be ordered by telephone (+41-44-239 47 03), fax (+41-44-239 69 14) or by e-mail (swiss-prospectus@ubs.com).

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the Notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2286A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Swiss Francs ("**CHF**")
4	Aggregate nominal amount:		
	(i)	Series:	CHF 400,000,000
	(ii)	Tranche:	CHF 400,000,000
5	Issue Price:		100.407 per cent. of the aggregate nominal amount
6	(i)	Specified Denominations:	CHF 5,000 and integral multiples thereof
	(ii)	Calculation Amount:	CHF 5,000
7	(i)	Issue Date:	16 September 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable

8	Maturity Date:	16 September 2021
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	2.00 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	2.00 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	16 September in each year commencing on 16 September 2011 and ending on the Maturity Date
	(iii) Fixed Coupon Amounts(s):	CHF 100.00 per Calculation Amount
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
	(vi) Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable

24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	CHF 5,000 per Calculation Amount
25	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	

(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*)) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	As set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	No

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes

The Notes and all rights in connection therewith are documented in the form of a Permanent Global Note (the "**Permanent Global Note**") in accordance with article 973b of the Swiss Code of Obligations (*Globalurkunde*). The Permanent Global Note will be substantially in the form attached to the supplemental agency agreement dated 14 September 2010 (the "**Supplemental Agency Agreement**") between the Issuer, UBS AG in its capacity as the issuing and principal Swiss paying agent (the "**Issuing and Principal Swiss Paying Agent**") and others.

The Permanent Global Note shall be deposited by UBS AG with SIX SIS Ltd or any other intermediary in Switzerland recognised for such purposes by SIX Swiss Exchange Ltd (SIX SIS Ltd or any such other intermediary, the "**Intermediary**"). Once the Permanent Global Note is deposited with the Intermediary and entered into the accounts of one or more participants of the Intermediary, the Notes will constitute intermediated securities (*Bucheffekten*) ("**Intermediated Securities**") in accordance with the provisions of the Swiss Federal Intermediated Securities Act.

Each of the Holders (as defined below) shall have a quotal co-ownership interest (*Miteigentumsanteil*) in the Permanent Global Note to the extent of its claim against the Issuer, provided that for so long as the Permanent Global Note remains deposited with the Intermediary the co-ownership interest shall be suspended and the Notes may only be transferred or otherwise disposed of in accordance with the provisions of the Swiss Federal Intermediated Securities Act (by entry of the transferred Notes in a securities account of the transferee).

Neither the Issuer nor the Holders (as defined below) shall at any time have the rights to effect or demand the conversion of

the Permanent Global Note (*Globalurkunde*) into, or the delivery of, uncertificated securities (*Wertrechte*) or Definitive Notes (*Wertpapiere*).

The records of the Intermediary will determine the number of Notes held through each participant in that Intermediary. In respect of the Notes held in the form of Intermediated Securities, the holders of the Notes (the "**Holders**") will be the persons holding the Notes in a securities account in their own name and for their own account.

The Permanent Global Note is exchangeable in whole but not in part for Definitive Notes only (i) if the Issuing and Principal Swiss Paying Agent deems, in its reasonable discretion, the printing of Definitive Notes to be necessary at any time, or if, under Swiss or any other applicable foreign laws and regulations, the enforcement of obligations under the Notes can only be ensured by means of effective Definitive Notes or (ii) upon the occurrence of the events set out in the Permanent Global Note. In such cases, the Issuer shall provide, at its own cost and expense, for the printing and delivery of Definitive Notes with Coupons attached in accordance with the rules and regulations of SIX Swiss Exchange Ltd.

Should the Definitive Notes and Coupons be printed, the Issuing and Principal Swiss Paying Agent will then exchange the Permanent Global Note against delivery of the Definitive Notes and Coupons and thereupon cancel and return the Permanent Global Note to the Issuer. The Definitive Notes and Coupons will be printed and issued to the holders of beneficial interests in the Permanent Global Note free of charge in exchange of such interests in the Permanent Global Note.

	New Global Notes:	No
29	Financial Centre(s) (Condition 10(*h*)) or	Zurich

	other special provisions relating to payment dates:	
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	
	(i) Payments:	Payments of principal and interest in respect of the Notes (denominated in Swiss Francs) will be made irrespective of any present or future transfer restrictions and without regard to any bilateral or multilateral payment or clearing agreement which may be applicable at the time of such payments in freely disposable Swiss Francs without collection costs in Switzerland and without any restrictions and irrespective of nationality, domicile or residence of a holder of a Note or Coupon and without requiring any certification, affidavit or the fulfilment of any other formality. The receipt by the Issuing and Principal Swiss Paying Agent of the due and punctual payment of the funds in Swiss Francs in Zurich releases the Issuer from its obligations under the Notes and Coupons for the payment of interest and principal due on the respective payment dates to the extent of such payment. Condition 10(a) shall be construed accordingly.
	(ii) Paying Agents:	In respect of the Notes (denominated in

Swiss Francs), the Issuer will at all times maintain a Paying Agent having a specified office in Switzerland and will at no time maintain a Paying Agent having a specified office outside Switzerland in relation to such Notes.

Condition 10(e) shall be construed accordingly.

(iii)	Notices:	So long as the Notes are listed on SIX Swiss Exchange Ltd and so long as the rules of SIX Swiss Exchange Ltd so require, all notices in respect of the Notes will be validly given through the Issuing and Principal Swiss Paying Agent (i) by means of electronic publication on the internet website of SIX Swiss Exchange Ltd (http://www.six-exchange-regulation.com/publications/communiques/official_notices_en.html), or (ii) otherwise in accordance with the regulations of SIX Swiss Exchange Ltd. Condition 17 shall be construed accordingly.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**UBS AG** Bahnhofstrasse 45 P.O. Box CH-8098 Zurich Switzerland **Credit Suisse AG** Paradeplatz 8 CH-8001 Zurich Switzerland **Bank Sarasin & Co. Ltd** Elisabethenstrasse 62 CH-4051 Basel Switzerland
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	The Managers will receive a combined management and underwriting commission of 1.00 per cent. of the aggregate nominal amount

37	If non-syndicated, name and address of Dealer:	Not Applicable
38	Applicable TEFRA exemption:	D Rules applicable in accordance with usual Swiss practice
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate 0.769231, producing a sum of (for Notes not denominated in Euro):	Euro 307,692,400
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:



By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	SIX Swiss Exchange Ltd
(ii)	Admission to Trading:	Application has been made for the Notes to be provisionally admitted to trading on SIX Swiss Exchange Ltd with effect from 13 September 2010.
(iii)	Estimate of total expenses related to admission to trading:	Not Applicable

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's, an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

Not Applicable.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular and the Swiss Prospectus so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds:	CHF 397,503,000
(iii)	Estimated total expenses:	CHF 4,125,000 (comprising CHF 125,000 Managers' expenses and CHF 4,000,000 combined management and underwriting commission.

6 Yield

(i)	Indication of yield:	1.9585 per cent.

This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate.

The yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

7 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	CH0115457670
(iii)	Common Code:	053655807
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	SIX SIS Ltd, the Swiss Securities Services Corporation in Olten, Switzerland Swiss Security Number: 11.545.767
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	**UBS AG** Bahnhofstrasse 45 P.O. Box CH-8098 Zurich Switzerland shall act as issuing and principal paying agent in Switzerland (the "**Issuing and Principal Swiss Paying Agent**") in respect of the Notes. All references in the Terms and Conditions of the Notes to the Fiscal Agent shall be deemed to be references to the Issuing and Principal Swiss Paying Agent. The following shall act as additional Swiss Paying Agents: **Credit Suisse AG** Paradeplatz 8 CH-8001 Zurich Switzerland **Bank Sarasin & Co. Ltd** Elisabethenstrasse 62 CH-4051 Basel Switzerland
(ix)	Names (and addresses) of Calculation Agent(s):	Not Applicable

8 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number S86FC3634A)
(a coöperatie formed under the laws of the Netherlands with its statutory seat in Amsterdam)

EUR 125,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 2298A
TRANCHE NO: 1
USD 30,000,000 Callable Zero Coupon Notes 2010 due 30 September 2040 (the "Notes")

Issue Price: 100 per cent.

Morgan Stanley & Co. International plc

The date of these Final Terms is 28 September 2010

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 6 May 2010 (the 'Offering Circular') which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	2298A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		United States Dollars ("USD")
4	Aggregate nominal amount:		
	(i)	Series:	USD 30,000,000
	(ii)	Tranche:	USD 30,000,000
5	Issue Price:		100 per cent. of the aggregate nominal amount
6	(i)	Specified Denominations:	USD 1,000,000
	(ii)	Calculation Amount:	USD 1,000,000
7	(i)	Issue Date:	30 September 2010
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		30 September 2040

9	Domestic Note (if Domestic Note, there will be no gross-up for withholding tax):	No
10	Interest Basis:	Zero Coupon (further particulars specified below)
11	Redemption/Payment Basis:	The Final Redemption Amount shall be determined as provided below
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Issuer Call (further particulars specified below)
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Note Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Applicable
	(i) Amortisation Yield (Condition 7(*b*)):	5.25 per cent. per annum
	(ii) Day Count Fraction (Condition 1(*a*)):	30/360, unadjusted
	(iii) Any other formula/basis of determining amount payable:	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Applicable
	(i) Optional Redemption Date(s):	The Issuer has the right to call the Notes, in whole but not in part, on the Optional Redemption Dates set out in the table below in accordance with the Modified Following Business Day Convention.
	(ii) Optional Redemption	In respect of each Optional Redemption Date, the Optional Redemption Amount per

	Amount(s) of each Note and method, if any, of calculation of such amount(s):	Calculation Amount shall be as follows:

Optional Redemption Date	Optional Redemption Amount expressed as a percentage of the Calculation Amount
30 September 2011	105.250000%
30 September 2016	135.935418%
30 September 2021	175.567106%
30 September 2026	226.753329%
30 September 2031	292.862789%
30 September 2036	378.246325%

(iii)	If redeemable in part:	
	Minimum Redemption Amount:	Not Applicable
	Maximum Redemption Amount:	Not Applicable
(iv)	Notice period:	The Issuer shall give notice of its intention to redeem the Notes not less than five (5) New York and London Business Days prior to the relevant Optional Redemption Date

23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note**	4,641,551.09 per Calculation Amount
25	**Final Redemption Amount (Index Linked Redemption Notes) of each Note**	Not Applicable
26	**Final Redemption Amount (Equity Linked Redemption Notes) of each Note**	Not Applicable
27	**Early Redemption Amount**	

(i)	Early Redemption Amount(s) payable per Calculation Amount and/or the method of calculating the same (if required or if different from that set out in the Conditions) on redemption (a) on the occurrence of an event of	As set out in the Conditions

		default (Condition 13) or (b) for illegality (Condition 7(*j*)) or (c) for taxation reasons (Condition 7(*c*)), or (d) in the case of Equity Linked Redemption Notes, following certain corporate events in accordance with Condition 7(*g*) or (e) in the case of Index Linked Redemption Notes, following an Index Modification, Index Cancellation or Index Disruption Event (Condition 7(*h*) or (f) in the case of Equity Linked Redemption Notes or Index Linked Redemption Notes, following an Additional Disruption Event (if applicable) (Condition 7(*i*)):	
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(*c*)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	New Global Notes:	Yes
29	Financial Centre(s) (Condition 10(*h*)) or other special provisions relating to payment dates:	New York and London
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Dealer's Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer		Morgan Stanley & Co. International plc 25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(*a*):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.769231, producing a sum of (for Notes not denominated in Euro):	Euro 23,076,930
43	In the case of Notes listed on Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the EUR 125,000,000,000 Global Medium-Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised



PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 30 September 2010
(iii)	Estimate of total expenses related to admission to trading:	EUR 6,700

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meets its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided the *Commission de Surveillance du Secteur Financier (CSSF)* in Luxembourg with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Operational information

(i) Intended to be held in a manner which would allow Eurosystem eligibility: Yes

Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSDs as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such

		recognition will depend upon satisfaction of the Eurosystem eligibility criteria.
(ii)	ISIN:	XS0543796337
(iii)	Common Code:	054379633
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s):	Deutsche Bank AG, London Branch, Winchester House, 1 Great Winchester Street, London EC2N 2DB, United Kingdom

6 General — Not Applicable



Rabobank

Interim Report 2010

Rabobank Group

Key figures

Loan portfolio
in billions of euros



500
400
300
200
100
0
30-06 2008
31-12 2008
30-06 2009
31-12 2009
30-06 2010

Amounts due to customers
in billions of euros



300
250
200
150
100
50
0
30-06 2008
31-12 2008
30-06 2009
31-12 2009
30-06 2010

Net profit
in millions of euros



2,000
1,600
1,200
800
400
0
2008-I
2008-II
2009-I
2009-II
2010-I

Return on equity
in %



12
10
8
6
4
2
0
2008-I
2008-II
2009-I
2009-II
2010-I

Tier 1 ratio
in %



15
12
9
6
3
0
30-06 2008
31-12 2008
30-06 2009
31-12 2009
30-06 2010

Amounts in millions of euros	30-Jun-10	31-Dec-09	30-Jun-09	31-Dec-08	30-Jun-08
Volume of services					
Total assets	**675,847**	607,698	615,361	612,120	567,787
Private sector loan portfolio	**435,120**	415,748	415,239	408,620	380,880
Amounts due to customers	**297,765**	286,338	284,908	304,214	275,530
Assets under management and held in custody for clients	**250,100**	230,400	194,700	183,600	209,700
Financial position and solvency					
Equity	**40,461**	38,098	36,853	33,459	32,192
Tier 1 capital	**33,178**	32,190	31,178	30,358	29,840
Qualifying capital	**34,140**	32,831	32,273	30,912	31,017
Risk-weighted assets	**223,304**	233,372	239,670	238,080	216,132
	2010-I	2009-II	2009-I	2008-II	2008-I
Profit and loss account					
Income	**6,468**	5,445	6,422	5,899	5,753
Operating expenses	**3,906**	3,444	3,860	3,894	3,717
Value adjustments	**569**	840	1,119	1,031	158
Taxation	**332**	189	127	-167	265
Net profit	**1,661**	972	1,316	1,141	1,613
Ratios					
Tier 1 ratio	**14.9%**	13.8%	13.0%	12.7%	11.2%
BIS ratio	**15.3%**	14.1%	13.5%	13.0%	11.6%
Net profit growth	**26%**	-15%	-18%	-14%	18%
Return on equity	**10.3%**	6.4%	8.7%	8.0%	11.3%
Efficiency ratio	**60.4%**	63.3%	60.1%	66.0%	64.6%
	30-Jun-10	31-Dec-09	30-Jun-09	31-Dec-08	30-Jun-08
Nearby					
Local Rabobanks	**143**	147	152	153	161
Branches	**950**	1,010	1,061	1,112	1,130
Cash-dispensing machines	**2,986**	3,063	3,079	3,097	3,134
Members (x 1,000)	**1,784**	1,762	1,731	1,707	1,678
Foreign places of business	**637**	624	603	569	517
Market shares (in the Netherlands)					
Mortgages	**31%**	30%	30%	30%	30%
Savings	**39%**	40%	40%	41%	41%
SMEs	**41%**	41%	41%	39%	38%
Ratings					
Standard & Poor's	**AAA**	AAA	AAA	AAA	AAA
Moody's Investor Service	**Aaa**	Aaa	Aaa	Aaa	Aaa
Fitch	**AA+**	AA+	AA+	AA+	AA+
DBRS	**AAA**	AAA	AAA	AAA	AAA
Personell data					
Number of employees (in fte)	**58,419**	59,311	60,490	60,568	60,247

Interim Report 2010

Pages 1 to 43 of this Interim Report are unaudited or have not been subject to a limited review. The independent external auditor has issued a review report on the interim financial information on pages 44 to 65.

Profile of Rabobank Group

Rabobank Group is an international financial services provider operating on the basis of cooperative principles. Rabobank Group offers retail banking, wholesale banking, asset management, leasing and real estate services, with emphasis on providing a comprehensive package of financial services in the Netherlands. Internationally the Rabobank Group is focussed on the food and agri sector. Rabobank Group is comprised of independent local Rabobanks plus Rabobank Nederland, their umbrella organisation, and a number of specialist subsidiaries. The group entities maintain strong mutual ties. Rabobank Group's total employee base numbers about 58,400 FTEs, who serve approximately 10 million clients in 48 countries.

In terms of tier 1 capital, Rabobank Group ranks among the world's 25 largest financial institutions. Rabobank Group has the highest credit rating, awarded by rating agencies Standard & Poor's, Moody's Investor Service and DBRS.

The 143 local Rabobanks in the Netherlands are Rabobank Group's cooperative core business. They employ about 27,400 FTEs. Committed, nearby and trend-setting in their service offering, they serve some 6.8 million retail clients and about 800,000 corporate clients in the Netherlands, offering a comprehensive range of financial services. With 950 branches, which operate 2,986 cash-dispensing machines, Rabobank forms the densest banking network in the Netherlands. The local Rabobanks offer their clients the best possible services by leveraging different distribution channels, including the branch network, and online and telephone services. Rooted in the bank's cooperative structure, clients can become members of their local Rabobank. About 1.8 million clients are members of their local Rabobank. The local Rabobanks are members and shareholders of Rabobank Nederland, the umbrella cooperative that provides guidance and support to their local service organisations.

On behalf of the Dutch Central Bank (DNB), Rabobank Nederland monitors the business practices, outsourcing, solvency and liquidity of the local Rabobanks. It also acts as the holding company of a number of specialist subsidiaries, both in the Netherlands and abroad. Rabobank Nederland has an employee base of about 6,400 FTEs.

Rabobank International – the wholesale banking and international retail banking divisions of Rabobank Group – has about 14,500 employees (in FTEs) including the foreign subsidiaries. Boasting a presence in 30 countries and 534 business locations, Rabobank International is a well-known player in the world's key financial markets.

Rabo Development supports the advancement of a banking infrastructure in developing countries by acquiring non-controlling interests in rural banks and offering them expertise and human capital. Rabobank Foundation, Rabobank Group's social fund, helps vulnerable and underprivileged groups in and outside the Netherlands by contributing funds, human resources and knowledge.

Mission and ambition

Working in the common interest of individuals and communities, Rabobank Group wants to contribute to the sustainable development of prosperity and well-being. Its goal is to help people and communities achieve their ambitions. Strengthening mutual collaboration and supplying the best possible financial solutions are the means to achieve that end.

As part of this mission, Rabobank Group wants to be the best and most customer-oriented and innovative financial institution in the Netherlands. On a global level, Rabobank Group aspires to be the leading food and agri bank, with a strong presence in the world's major food and agriculture countries. For this purpose, Rabobank Group harnesses the knowledge and experience it has accumulated in the Netherlands over many years. Rabobank Group also wants to achieve excellence in corporate social responsibility and sustainability, as befits a bank with its identity and position in society. Corporate social responsibility has been, and will be further, integrated into the core activities.

Rabobank Group core values

Rabobank Group has four core values, which extend naturally from its mission and ambition: respect, integrity, professionalism and sustainability. Based on these values, Rabobank Group offers its clients all the financial services they need as they participate in a modern economy. Rabobank Group respects the culture and traditions of the countries where it operates without losing sight of its own objectives and values, and of legal constraints.


Rabobank Group organisational chart
Situation at 1 July 2010
10 million clients
1.8 million members
143 local Rabobanks with 950 branches
Rabobank Nederland
Support of local Rabobanks
Retail Clients
Corporate Clients
Private Banking
Other support units
Wholesale banking and international retail banking
Food and agribusiness
Rabobank International
Rabo Development
Staff functions Rabobank Group
CSR
- Rabobank Foundation
Investor Relations
Long Term Funding
Other staff units
All-finance services
Asset management
Robeco, Sarasin, Schretlen & Co, Orbay
Leasing
De Lage Landen - Athlon Car Lease, Freo
Real estate
Rabo Real Estate Group - Bouwfonds Property Development, MAB Development, FGH Bank, Bouwfonds REIM, Fondsenbeheer Nederland
Insurance
Eureko (39%) - Interpolis
Corporate
Rembrandt Mergers & Acquisitions
Mortgages
Obvion
International retail
ACCBank, Bank BGZ (59%)
Partner banks
Banco Terra (31%), Banco Regional (40%), BPR (35%), NMB (35%), Zanaco (46%), URCB (9%)

The local Rabobanks make up the core of the banking business. They form the heart of the cooperative. Being the umbrella organisation, Rabobank Nederland supports the local Rabobanks, for instance by helping them develop new products and market their services. Rabobank Nederland also carries out staff functions for the local Rabobanks and for Rabobank Group as a whole. Rabobank International applies its expertise towards serving a large number of corporate and retail clients globally. Rabobank Group also provides services via several specialist subsidiaries and associates that operate in different markets under their own labels.

Rabobank Group at a glance

Rabobank Group

Rabobank Group is an international financial services provider operating on the basis of cooperative principles. In the Netherlands, Rabobank Group offers retail banking, wholesale banking, asset management, leasing and real estate services, with international focus being placed on the food and agri sector. Rabobank Group is comprised of 143 independent local Rabobanks plus Rabobank Nederland, their umbrella organisation, and a number of specialist subsidiaries. Rabobank Group's total employee base numbers about 58,400 FTEs who serve approximately 10 million clients from 48 countries globally.

Net profit up 26%

in millions of euros



1,600
1,400
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2009-I
2010-I

Loan portfolio up 5%

in billions of euros



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0
31-12 2009
30-06 2010

The focus throughout Rabobank Group in the first half of 2010 was on offering the best possible client services, improving margins and maintaining strict cost control. The economic recovery led to a drop in bad debt costs. Net profit was up, contributing to the increase in the tier 1 ratio by 1.1 percentage points to 14.9%. Lending with the local Rabobanks still grew, but on a more moderate level as consumers are reluctant to spend and businesses are putting investments on hold. The loan portfolio at group level increased, this was particulary related to the stronger US dollar. Amounts due to customers were up 4%, rising to EUR 297.8 billion.

Domestic retail banking

Rabobank Group is not only the largest mortgage lender, savings bank and insurance broker in the Netherlands, but it is also market leader in the SME, and the food and agri sector. The 143 autonomous local Rabobanks have 950 branches, offering 2,986 ATM's and employing about 27,700 FTEs. They serve approximately 6.8 million retail clients and 800,000 corporate clients in the Netherlands. Obvion, a joint venture with APG, is also a domestic retail banking division. As a mortgage lender, Obvion works with numerous independent, high-quality mortgage brokers.

Net profit up EUR 446 million

in millions of euros



1,200
1,000
800
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0
2009-I
2010-I

Loan portfolio up 1%

in billions of euros



300
250
200
150
100
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0
31-12 2009
30-06 2010

The domestic retail banking division shows higher results than in the first half of 2010. This is caused by higher margins, more volume and efficient cost control, and bad debts costs slowing down. The local Rabobanks and Obvion managed to increase their market share in mortgages. The local Rabobanks were able to entirely fund their growth on a stand alone basis by increasing their amounts due to customers. Once again, in 2010 Rabobank will continue focussing on responsible and sustainable banking services.

Wholesale banking and international retail banking

Rabobank International is Rabobank Group's wholesale banking and international retail banking division. Within the Netherlands, Rabobank International operates in all market sectors, giving priority to providing the best and broadest possible service offering to large corporate clients. Outside the Netherlands, the focus is on serving food and agri clients. Rabobank International has a world-wide office network, with branches in 30 countries and an employee base of about 14,500 FTEs. Rabo Development has non-controlling interests in six partner banks with a strongly agricultural profile in developing countries.

Net profit up EUR 322 million

in millions of euros



700
600
500
400
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0
2009-I
2010-I

Loan portfolio up 12%

in billions of euros



140
120
100
80
60
40
20
0
31-12 2009
30-06 2010

Loans to the food and agri sector continued to increase at Rabobank International in the first half of 2010. Total lending increased as well, one of the reasons being the rise in the US dollar. Fees grew, with bad debt costs dropping sharply. These developments led to an increase in profit. In order to make value chains more sustainable, policy was formulated to serve as a guideline for clients contacts. Rabo Development acquired a 30% equity stake in Sicredi, a Brazilian lending cooperative.

Asset management and investment

Rabobank Group's asset management business is carried out by Robeco (a globally operating asset manager), Schretlen & Co (a Dutch private bank), and Sarasin (a Swiss private bank). Through these group entities, Rabobank enables its clients to invest in a large number of investment funds and to avail themselves of a broad range of asset management services. These group entities employ approximately 3,200 FTEs in total.

Net profit at EUR 1 million

in millions of euros


4
0
-4
-8
-12
-16
-20
2009-I
2010-I

Assets under management and held in custody up 9%

in billions of euros


240
200
160
120
80
40
0
31-12 2009
30-06 2010

The positive cash flow and the devaluation of the euro led to an increase in assets managed for clients in the first half of 2010. Regular asset management fees were up thanks to a rise in assets under management. Interest income was up at Robeco Direct with a drop in trading income from trading activities at Sarasin. Costs at Robeco continued to decrease. Rabobank Group's investment services were further aligned with the United Nations Principles for Responsible Investment.

Leasing

De Lage Landen, which is responsible for Rabobank Group's leasing and consumer credit operations also, uses the vendor finance concept to support manufacturers and distributors in their sales in more than 35 countries. Athlon Car Lease, its international car leasing division, is active in nine European countries. In the Netherlands, De Lage Landen offers a broad package of lease, trading and finance products. Consumer credit is offered, for instance, under the online Freo label. De Lage Landen has an employee base of approximately 4,800 FTEs.

Net profit up EUR 54 million

in millions of euros


140
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2009-I
2010-I

Loan portfolio up 6%

in billions of euros


28
24
20
16
12
8
4
0
31-12 2009
30-06 2010

De Lage Landen achieved higher margins on new contracts and benefited from a recovery in the second-hand car market in the first half of 2010. The decrease in bad debt costs was also a factor in the increase in profit. The lease portfolio showed moderate growth, thanks mostly to the rise in the US dollar. Independer.nl, a Dutch service for online product comparison, again awarded online label Freo the title of most-valued lender in 2010. De Lage Landen defined concrete targets to reduce average carbon emissions per FTE.

Real estate

Rabo Real Estate Group is responsible for Rabobank Group's retail and corporate real estate operations. Its three core areas are development of residential and commercial properties, property financing and service provision to property investors. Rabo Real Estate Group operates the labels Bouwfonds Property Development, MAB Development, FGH Bank, Bouwfonds REIM and Fondsenbeheer Nederland. Rabo Real Estate Group employs about 1,500 FTEs. Besides being active in the Dutch market, it operates in Germany and France.

Net profit Rabo Real Estate Group at EUR 66 million

in millions of euros


70
60
50
40
30
20
10
0
2009-I
2010-I

Loan portfolio up 1%

in billions of euros


28
24
20
16
12
8
4
0
31-12 2009
30-06 2010

The number of homes sold rose by 24%, reaching 3,280, and more commercial properties were completed in the first half of 2010. The loan portfolio was up 1%, rising to EUR 17.5 billion, with real estate assets under management showing modest growth. Although its gross result increased thanks to higher margins and cost control, Rabo Real Estate Group's net profit decreased due to higher bad debt costs. Rabo Real Estate Group is working towards achieving a high level of sustainability in its operations as part of its ambition to become the most sustainable property company.

Chairman's foreword

Although the ongoing economic recovery remains fragile, a number of sectors of the Dutch economy are showing tentative signs of improvement. Thanks to the confidence of its clients, Rabobank was able to maintain its positions in the savings and SME markets, and build on its leading position in the mortgage market. Rabobank attracted more client deposits from retail and corporate clients. Against this, due to the economic climate, retail clients were reticent to take out new mortgages and businesses postponed investments. As a consequence, growth in lending in the Netherlands levelled off.

While some of our corporate clients still faced problems in the first six months of the year, others saw improvements thanks to the economic recovery. On balance, bad debt costs dropped at Rabobank Group. After a challenging 2009, net profit was up again in the first six months of 2010, rising 26% to EUR 1,661 million. The liquidity position remained robust and the capital position continued to improve. The tier 1 ratio increased by 1.1 percentage points to 14.9%.

Rabobank will continue to focus on providing excellent client services, achieving sound margins and ensuring ongoing operational efficiency.

Growth in domestic lending levelling off

Growth in lending at the local Rabobanks and Obvion slowed down due to corporate investments being put on hold and a lack of interest in new mortgages. Rabobank was still able to maintain its leading position in the Dutch corporate and mortgage markets. At 31%, the share of the mortgage market was up slightly, while our share of the SME market was 41%. Lending to the food and agri sector continued to increase at both Rabobank International and De Lage Landen, and their loan portfolios increased in size, partly as a result of the rise in the US dollar. Within the first six months of 2010, private sector lending on group level was up 5% to EUR 435 billion.

Growth in amounts due to customers and assets under management

Rabobank attracted more client deposits during the first half of 2010, as a result of which amounts due to customers were up 4% at group level, reaching EUR 298 billion. Retail clients entrusted more money to local Rabobanks, which led to a 3% rise in savings deposits to EUR 125 billion. Rabobank Group's share of the savings market remained more or less stable at 39%.

Due to the developments on the financial markets, investment returns for clients were negative on average. The inflow of assets and the rise in the US dollar and the Swiss franc led to a 9% increase in assets under management and held in custody for clients to EUR 250 billion.

Sound margins and strict cost control

Interest income at the 143 local Rabobanks increased in the first half of 2010 due to improving margins and growing volumes. Commission income rose sharply at Rabobank International, thanks, in part, to an increase in the number of refinancing transactions. At the same time, the interest in Indian-based Yes Bank was reduced. Rabobank International, together with other



Piet Moerland, Chairman of the Executive Board of Rabobank Nederland

group entities, also explored the possibility of working with the Agricultural Bank of China, while Rabo Development acquired an interest in Sicredi, a Brazilian lending cooperative.

Asset management fees were up at Robeco and Sarasin. Interest income rose at De Lage Landen, partly as a result of improved margins on new loans granted. Income was also up due to the recovery in second-hand car prices. Interest income increased at Rabo Real Estate Group, mainly thanks to improved margins. They also sold more homes.

Throughout Rabobank Group, the focus was on cutting costs. Operating expenses continued to decrease, not only at the local Rabobanks, but also at Robeco and Rabo Real Estate Group.

Thanks to the economic recovery, additions to the provision for loan losses were down, particularly at the local Rabobanks and Rabobank International. On balance, group-wide bad debt costs were down 28 basis points, on the same period last year, dropping to 27 basis points of average lending.

Return on equity amounted to 10.3%, and profit contributed to the 6% increase in equity to EUR 40 billion.

Cooperative and socially responsible banking

International studies confirm that cooperative banks are a resilient, stable factor during the crisis. Members and clients can expect support from a cooperative bank, both in good times and in bad. Rabobank continued to provide such support to retail and corporate clients wherever this was justifiable in the long term.

With regard to socially responsible banking, we have made good progress with our core activities and our own operations. We are introducing innovations and improvements in our client services and our operations on an ongoing basis address the environmental and social impact of our activities. When making such changes, the main principles are to improve sustainability in the food and agribusiness, create more sustainable value chains, promote energy efficiency, and support partnerships in local communities.

Ongoing global economic recovery

The global economic recovery that began in the second half of 2009 continued during the first six months of 2010. In most emerging non-European markets, economic growth has been strong enough for production volumes to return to pre-recession levels. The recovery was particularly impressive in Asia. In the United States, Japan and most European countries, however, the economy has not yet recovered sufficiently to undo the damage done by the recession. Global economic growth will probably level off in the second half of this year. Governments and central banks in emerging markets will want to prevent the economy from overheating, while in western countries the positive effect of stimulus packages that are part of monetary and budgetary policy will continue to decline.

A substantial rescue package put together by the European Union and the IMF brought some stability back to the financial markets. Nevertheless, the borrowing costs of Ireland and the southern European countries remain relatively high, and all these countries have been forced to introduce sharp budget cuts this year. They will be joined by other countries next year, as a result of which the economic recovery will probably continue to be limited in 2011.

The Dutch economy, which is export-oriented, is benefiting from the global economic recovery. Thanks to a sharp rise in exports in the first half of 2010, export volumes are now

higher than they were before the crisis. The increase in global demand also led to a strong recovery in industrial production. However, as the recovery was affected by weak domestic economic dynamics, economic activity is still substantially below 2008 levels. There is a lack of confidence among households and businesses due to the weak labour market and uncertainty about imminent cuts. Given the slowdown in global economic growth in the second half of this year, the Dutch economy is expected to continue to recover very gradually.

Outlook for the second half of 2010

The moderate economic recovery in the second half of 2010 is expected to lead to a small increase in activity levels among our clients, as a result of which growth in lending will remain limited. We expect that while bad debt costs will still exceed the long-term average, they will be down on 2009.

The stress testing exercise initiated by the Committee of European Banking Supervisors (CEBS) provided further confirmation of Rabobank's relatively low risk profile and its large buffers to protect against potential losses. At Rabobank, we expect to be able to bring about further improvements in our capital position and to keep our liquidity position at the same robust level as it is now.

In order to continue to improve our solid financial position, which is necessary if we are to continue to uphold our client service level in the future, we need to achieve sound margins on our product range and continue to focus on controlling costs. Greater use will be made of virtual channels for this purpose, in response to demand from clients. In addition, processes will continue to be streamlined. In doing so, we will continue to put the interests of our clients and members first, without losing sight of the role we play within society as a cooperative bank.



Piet Moerland,
Chairman of the Executive Board of Rabobank Nederland

Financial developments

Net profit growth and improved capital ratios

Net profit at EUR 1,661 million
- Efficiency ratio at 60.4%
- Bad debt costs down 28 basis points to 27 basis points
- RAROC up 3.2 percentage points to 15.0%

Financial position
- Loan portfolio up 5% to EUR 435.1 billion
- Amounts due to customers up 4% to EUR 297.8 billion
- Equity up 6% to EUR 40.5 billion

Financial targets
- Tier 1 ratio up 1.1 percentage points to 14.9%
- Net profit up 26%
- Return on equity at 10.3%

Rabobank Group's tier 1 ratio rose to 14.9% in the first half of 2010, a 1.1 percentage point improvement. Net profit was up 26%, rising to EUR 1,661 million, and return on equity stood at 10.3%. The focus was on achieving sound margins and implementing cost cuts. Bad debt costs were down thanks to the economic recovery. Growth in lending levelled off in the Netherlands due to consumers being reluctant about spending their money and businesses putting investments on hold. Total private sector lending was up 5% to EUR 435.1 billion, with about half of the growth being linked to foreign exchange gains. Rabobank attracted more deposits from retail and corporate clients, which resulted in amounts due to customers reaching EUR 297.8 billion at group level, a 4% increase. The net profit growth caused RAROC to rise by 3.2 percentage points to 15.0%.

Financial targets

Rabobank Group has three financial targets: achieving an increase in net profit by at least 10%, a return on equity of at least 8% and a tier 1 ratio of at least 12.5%. Due, in part, to developments in the area of Basel III, Rabobank now seeks to achieve a higher tier 1 ratio than the formal benchmark. The tier 1 ratio, i.e. the ratio of tier 1 capital to risk-weighted assets, increased by 1.1 percentage points as at 30 June 2010, arriving at 14.9% (13.8%[1]). Retained earnings were a contributing factor in the 3% increase in tier 1 capital to EUR 33.2 (32.2) billion. Due, in part, to the further roll-out of Basel II, adjustments to trading portfolios and stricter control of risk-weighted assets, these assets were down 4% to EUR 223.3 (233.4) billion. The equity capital ratio, i.e. the ratio of retained earnings plus Rabobank Member Certificates to risk-weighted assets, stood at 13.5% (12.5%). Net profit was up 26% (-18%) on the first half of 2009 and return on equity landed at 10.3% (8.7%).

1 For page 9 to 43, the amounts in brackets ( ) are the comparative figures. Where income is concerned, these are the figures for the first half of 2009; where the financial position is concerned, these are the figures at year-end 2009.

Moderate growth in domestic lending

Loan portfolio by sector
in billions of euros

- Food and agri
- TIS
- Private individuals



450
400
350
300
250
200
150
100
50
0
30-06 2008
31-12 2008
30-06 2009
31-12 2009
30-06 2010

Loan portfolio by group entity
mid-2010

Domestic retail banking	65%
Wholesale banking and international retail banking	24%
Leasing	5%
Real estate	4%
Other	2%



The uncertain economy caused retail clients to be reluctant to new residential mortgages and led to businesses putting off their investments. Therefore the growth of the lending portfolio at the local Rabobanks was lower than in the comparable period of the previous year. Most of the growth in lending at Rabobank International and De Lage Landen was caused by the depreciation of the euro. The 'loans to customers' item was up 5% at group level, increasing to EUR 454.8 (433.9) billion. Of this item, 96% consisted of private sector lending, which saw a 5% increase to EUR 435.1 (415.7) billion.

The private sector loan portfolio consists for 46% of private individuals, for 36% of loans to the trade, industry and services (TIS) sector, and for 18% of loans to the food and agri sector.

Loans to private individuals increased by 2%, reaching EUR 202.3 (199.2[2]) billion, thanks to the growth in the mortgage portfolio at the local Rabobanks and Obvion. This portfolio is almost entirely comprised of mortgage loans and consumer loans. The TIS portfolio was up 8% at group level, rising to EUR 156.4 (145.1[2]) billion, mostly due to growth in the TIS portfolio at Rabobank International.

2 The comparative figures have been restated due to a reclassification of private individuals to TIS. Prior to reclassification, lending to private individuals amounted to EUR 200.6 billion and the TIS sector to EUR 143.7 billion.

Loan portfolio TIS
by industry mid-2010

Finance and insurance (except banks)	20%
Lessors of real estate	18%
Wholesale	11%
Manufactoring	6%
Construction	6%
Transport and warehousing	5%
Activities related to real estate	5%
Health care and social assistance	3%
Retail (except food and beverages)	3%
Professional, scientific and technical services	3%
Information and communication	2%
Arts, entertainment and recreation	1%
Utilities	1%
Other	16%



Loan portfolio food and agri
by industry mid-2010

Animal protein	20%
Grain and oil seeds	17%
Dairy	16%
Fruit and vegetables	12%
Food retail and food service	6%
Farm inputs	6%
Flowers	5%
Beverages	4%
Miscellaneous crop farming	3%
Sugar	2%
Other food and agri	9%



Loans to the food and agri sector increased by 7% to EUR 76.4 (71.4) billion, of which EUR 53.1 (49.7) billion was issued to the primary agricultural sector, with volume increases in the meat sector and in horticulture.

Of the private sector loan portfolio, 73% of loans were issued in the Netherlands, 9% in other European countries, 13% in America, 4% in Australia and New Zealand, and 1% elsewhere.

More retail and corporate deposits attracted

Breakdown of amounts due to customers
in billions of euros

- Other
- Corporate time deposits
- Current accounts/ settlement accounts
- Savings deposits



350
300
250
200
150
100
50
0
30-06 2008
31-12 2008
30-06 2009
31-12 2009
30-06 2010

Amounts due to customers by group entity
mid-2010

Domestic retail banking	65%
Wholesale banking and international retail banking	30%
Asset management and investment	5%



Rabobank attracted more deposits from retail and corporate clients in the first half of 2010. Amounts due to customers increased by 4% on group level, reaching EUR 297.8 (286.3) billion. Savings deposits are the key component of amounts due to customers. Retail clients entrusted more savings to the local Rabobanks, causing savings deposits to see a 3% rise to EUR 125.5 (121.4) billion at group level. Rabobank clients opted en masse to transfer funds released from time deposits to variable rate interest savings accounts such as *Rabo InternetLoyaalSparen* and *Rabo InternetBonusSparen*. This led to a further increase in the share of demand deposits in total savings deposits. Savings deposits from Direct Banking activities in Belgium, Ireland, Australia and New Zealand were up 16%, rising to EUR 8.4 (7.3) billion. 344,000 (327,000) clients are using these foreign online bank services at 30 June 2010.

Breakdown of savings deposits
in billions of euros

- Time deposits
- Deposits on demand



140
120
100
80
60
40
20
0
30-06 2008
31-12 2008
30-06 2009
31-12 2009
30-06 2010

Savings deposits by group entity
mid-2010

Domestic retail banking	90%
Wholesale banking and international retail banking	6%
Asset management and investment	4%



Retained earnings contributing to increase in equity

Rabobank Group's equity increased by 6%, making up EUR 40.5 (38.1) billion in the first half of 2010. This was attributable mainly to retained earnings. Of equity, 59% is comprised of retained earnings and other reserves, 16% of Rabobank Member Certificates, 16% of hybrid capital and 9% of other non-controlling interests.

Equity
in billions of euros

- Other non-controlling interests
- Hybrid capital
- Rabobank Member Certificates
- Reserves and retained earnings



45
40
35
30
25
20
15
10
5
0
30-06 2008
31-12 2008
30-06 2009
31-12 2009
30-06 2010

Capital requirements
in billions of euros mid-2010

- Other risks
- Operational and business risk
- Interest rate and market risk
- Credit and transfer risk


35
30
25
20
15
10
5
0
Economic capital
External capital requirements
Qualifying capital

External capital requirement

The regulatory external capital requirement stood at EUR 17.9 (18.7) billion at 30 June 2010. Of this capital requirement, 92% was linked to credit and transfer risk, 7% to operational risk and 1% to market risk. The 4% drop in external capital requirement was related to the further roll-out of Basel II, adjustments to trading portfolios and stricter control of risk-weighted assets.

Economic capital as an internal capital requirement

	RAROC[3]		Economic capital (in billions of euros)	
	2010-I	2009-I	30-Jun-10	31-Dec-09
Domestic retail banking	24.5%	11.8%	7.6	7.6
Wholesale banking and international retail banking	19.3%	12.0%	7.8	7.6
Asset management and investment			0.8	0.8
Leasing	18.6%	8.8%	1.1	1.1
Real estate			1.5	1.5
Other			3.3	3.4
Rabobank Group	15.0%	11.8%	22.1	22.0

Over and above the external capital requirement, Rabobank Group uses an internal capital requirement based on an economic capital framework. A broad spectrum of risks is quantified consistently to gain a more complete understanding of risks and to allow proper weighing of risk and return. The models used largely correspond to those for establishing the external capital requirement, although there are significant differences in some respects. In keeping with the triple A rating ambition, for instance, Rabobank applies a higher confidence level for economic capital than for the external capital requirement. Rabobank Group also holds economic capital for risks that are not weighed in determining the external capital requirement. Internally, the economic capital framework provides key input for assessing whether the capital base is adequate and in accordance with the second pillar of Basel II. Economic capital for credit risk saw a limited increase. Economic capital for interest rate, market, operational and business risks fell. Net economic capital amounted to EUR 22.1 (22.0) billion as at 30 June 2010. This internal capital requirement is amply below the available qualifying capital of EUR 34.1 (32.8) billion. This sizeable buffer underscores the solidity of Rabobank Group.

3 The RAROC was calculated by linking up annualised net profit to the average economic capital for the first half of the year.

Economic capital
by group entity mid-2010

Wholesale banking and international retail banking	35%
Domestic retail banking	34%
Real estate	7%
Leasing	5%
Asset management and investment	4%
Other	15%



Economic capital
by risk type mid-2010

Credit and transfer risk	67%
Operational risk and business risk	15%
Interest rate and market risk	9%
Other risks	9%



Financial results Rabobank Group

Results (in millions of euros)

	2010-I	2009-I	Change
Interest	4,332	3,885	12%
Fees and commission	1,413	1,216	16%
Other results	723	1,321	-45%
Total income	6,468	6,422	1%
Staff costs	2,362	2,266	4%
Other administrative expenses	1,278	1,337	-4%
Depreciation and amortisation	266	257	4%
Operating expenses	3,906	3,860	1%
Gross result	2,562	2,562	0%
Value adjustments	569	1,119	-49%
Operating profit before taxation	1,993	1,443	38%
Taxation	332	127	
Net profit	1,661	1,316	26%
Bad debt costs (in basis points)	27	55	
Ratios			
Efficiency ratio	60.4%	60.1%	
Return on equity	10.3%	8.7%	
RAROC	15.0%	11.8%	
Balance sheet (in billions of euros)	**30-Jun-10**	31-Dec-09	
Total assets	675.8	607.7	11%
Private sector loan portfolio	435.1	415.7	5%
Amounts due to customers	297.8	286.3	4%
Capital requirements (in billions of euros)			
Capital requirement	17.9	18.7	-4%
Economic capital	22.4	22.0	2%
Capital ratios			
BIS ratio	15.3%	14.1%	
Tier 1 ratio	14.9%	13.8%	
Equity capital ratio	13.5%	12.5%	
Number of employees (in FTEs)	58,419	59,311	-2%

Notes to the financial results Rabobank Group

Income up 1%

Higher interest income and an increase in fees led to a 1% rise in Rabobank Group's total income in the first half of 2010 to EUR 6,468 (6,422) million. Margins improved, more loans were issued and amounts due to customers were up. These developments caused a 12% increase in interest income, which reached EUR 4,332 (3,885) million. Thanks, in part, to a rise in asset management fees and more refinancing transactions, fees were up 16% at group level, landing at EUR 1,413 (1,216) million. Other results fell by EUR 598 million to EUR 723 (1,321) million. Last year, other results was still significantly affected by the repurchase of debt securities and the amortisation of actuarial gains and losses.

Operating expenses up 1%

Although costs control was a key priority throughout Rabobank Group, the increase in pension costs caused total operating expenses to see a 1% rise to EUR 3,906 (3,860) million in the first half of 2010. The local Rabobanks reduced their headcount, which was the main reason for a 2% drop in number of employees at group level to 58,419 (59,311) FTEs. The lower headcount and the reduction in the cost of contract staff had a downward effect on developments in staff costs. Pension costs were up, however, due to which staff costs ended up rising by 4% to EUR 2,362 (2,266) million. Other administrative expenses were down 4% to EUR 1,278 (1,337) million thanks, in part, to focus on cost cuts. The 'depreciation and amortisation' item saw a 4% increase to EUR 266 (257) million because of higher amortisation charges of software and intangibles.

Bad debt costs at 27 basis points

Bad debt costs were down at group level as the global economy recovered slightly. Most of the decrease was seen at the local Rabobanks and Rabobank International, but De Lage Landen also contributed to the decrease. Bad debt costs decreased by 49% to EUR 569 (1,119) million in the first half of 2010. This corresponds to 27 (55) basis points of average lending on an annualised basis. The long-term average is 23 basis points.

Net profit up 26%

The recognised tax expense for the first half of 2010 was EUR 332 (127) million, which corresponds to an effective tax rate of 16.7% (8.8%). The drop in bad debt costs led to a 26% increase in net profit, reaching EUR 1,661 (1,316) million. Net of non-controlling interests, payments on Rabobank Member Certificates and hybrid capital instruments, an amount of EUR 1,198 (938) million remains. This was used to strengthen equity.

RAROC

Risk Adjusted Return On Capital (RAROC) is used as a measure whereby expected profitability is consistently weighed against any associated risks. The RAROC is used also for pricing at client level and in the loan approval process. Rabobank Group achieved a RAROC after taxation of 15.0% (11.8%) in the first half of 2010, a 3.2 percentage point rise on the same period in 2009.

Domestic retail banking

www.rabobank.nl
www.obvion.nl



Share in Rabobank Group's net profit 2010-I

●	Domestic retail banking	56%

Higher savings margin and lower costs

Loan portfolio up 1% to EUR 282.0 billion
- Share of mortgage market up 0.7 percentage points to 30.6%
- Share of SME market stable at 41%

Amounts due to customers up 4% to EUR 191.9 billion
- Share of savings market stable at 39.3%

Net profit up EUR 446 million to EUR 932 million
- Efficiency ratio at 58.3%, a 6.8 percentage point improvement
- Bad debt costs down 21 basis points to 13 basis points
- RAROC up 12.7 percentages points to 24.5%

During the first half of 2010, growth in total assets at the domestic retail banking division was adversely affected by the cautious attitude of consumers and an unwillingness to invest among companies. The private sector loan portfolio increased by 1% to EUR 282.0 billion, while amounts due to customers rose 4% to EUR 191.9 billion. Despite the slowdown in growth, it was a good six months for the local Rabobanks and Obvion. Rabobank Group strengthened its leading position in the mortgage market, where its market share rose to 30.6%. Its share of the savings market remained more or less stable at 39.3%, while its share of the SME market was unchanged at 41%. Responsible, sustainable banking continued to provide the starting point for Rabobank's services.

Net profit at the domestic retail banking division fell sharply in the first half of 2009, when the Netherlands was in a deep recession, but in the first six months of 2010 this had been replaced by a macro-economic recovery driven primarily by an increase in exports. Income from domestic retail banking increased in 2010 as margins improved, volumes increased and expenses were reduced. In addition, the strong decrease in bad debt costs contributed to the rebound in profitability. Net profit amounted to EUR 932 million.

Rabobank's market leadership

In the Netherlands, Rabobank holds a strong position in a number of sectors that it considers important. These are the mortgage and savings market for retail clients, the SME sector, and the food and agri sector.

During the first half of 2010, the volume of the Dutch mortgage market was unchanged compared with the same period in 2009. Rabobank Group has been the mortgage market leader for many years, and its share of this market continued to grow to 30.6% (29.9%). The local Rabobanks' market share increased by 0.8 percentage points to 26.9%, while Obvion's market share was 3.7% (3.8%).

The size of the Dutch savings market increased by 3% to EUR 294.7 billion. As at the end of May 2010, Rabobank Group's market share of 39.3% (39.5%[4]) was more or less the same as at year-end 2009. The market share of the local Rabobanks was virtually steady at 37.8% (37.9%), while Robeco Direct's share stood at 1.5% (1.6%).

During the first half of 2010 the local Rabobanks managed to maintain their positions in the SME market. Rabobank Group's total share of the SME market was more or less unchanged at 41% (41%).

Market shares
in %



30-06-2008
31-12-2008
30-06-2009
31-12-2009
30-06-2010
45
40
35
30
25
20
15
10
5
0
Mortgages
Savings
SMEs

Rabobank 2010 Vision

Clients are organising their financial affairs over the Internet and the telephone to an increasing extent. Rabobank has done its utmost to respond to this trend by providing acces to virtual channels, as part of the Rabobank 2010 Vision. As a result of this, some 42% of sales to retail clients were made through direct channels in the first half of 2010.

The aim of the Rabobank 2010 Vision is to improve customer services while achieving cost reductions by making processes more efficient and working more effectively. The vision consists of a number of programmes aimed at promoting certain agendas. These are Business Practices with a Future (aimed at the corporate market), Differentiation in Customer Service (aimed at the private banking market), and three generic programmes, specifically Processes and Management, Virtually Nearby, and Customer Relationship Management (CRM).

Responsible banking and retail clients

Rabobank has identified four themes in relation to responsible, sustainable banking, and these continued to form the starting point for the ongoing development of services in 2010. These themes are:

- accessibility for vulnerable groups: everyone should be able to handle banking matters independently;
- prevention of financial problems and guidance for consumers in financial difficulties;
- transparency: offering decent, straight-forward products, and clearly communicating the costs, returns and potential risks;
- sustainable services: encouraging clients to be more aware of their consumption of energy and natural resources and to use them more efficiently.

New products for retail clients

At the end of 2009, Rabobank introduced four new current accounts: *DirectPakket, BasisPakket, TotaalPakket* and *RiantPakket*. These new current accounts are more in keeping with the payment needs of clients and ensure the product range is transparent. In April 2010, the number of new current accounts sold passed the 100,000 mark. During the second half of 2010, all existing clients will be invited to convert their current account. Besides the new current accounts, several new forms of saving were introduced and successfully sold to the market (*Rabo Spaarrekening, Rabo GoudenHanddrukSparen*, and *Rabo DoelSparen*).

In addition, a number of other service innovations were implemented in the first half of 2010. With regard to ensuring accessible services, significant improvements were made to the read-aloud function of www.rabobank.nl. A study was also launched to investigate the way in which information displayed at cash-dispensing machines can be made more accessible for people who are semi-literate.

4 From now on, the share of the savings market will be calculated in a way that is more closely in line with the definitions provided by the Dutch Central Bank (DNB). The figure as at year-end 2009 has been restated accordingly. As the figures for June were not available on time, those for May were used instead.

Financial worries relief thanks to responsible mortgage lending

In addition to the local Rabobanks, the mortgage lender Obvion also tries to help clients to purchase homes without getting into financial problems. This is the guiding principle for home financing throughout the term of the loan. Transparency and responsible banking form the starting points for the development of mortgage products and supplementary services.

Based on this, Obvion took steps to improve the quality of brokers, and set up an initiative to improve the quality and reliability of home appraisals based on the standards of the Dutch Home Value Institute (NWWI). Investments were made in the area of clear communication concerning mortgages. Obvion also offers solutions when clients face financial difficulties. In connection with this, Obvion launched its *TijdelijkeVerhuur* letting service as well as its *RenteParkeren* service, under which interest payments can be stopped on a temporary basis.

Obvion was named the mortgage lender of the year at the second edition of the Dutch Insurance Awards, where it received the Golden Shield award in acknowledgement of the transparency and quality of its financial products as well as its efforts to provide clients with excellent services and the best possible quality over the years.

Energy saving in corporate services

A number of local Rabobanks, working together with Energiecentrum MKB and Agentschap NL, launched a project to encourage corporate clients to save energy and reduce energy costs by investing in energy-saving business activities.

Agricultural markets start to recover

The crisis has also affected the agricultural sector. Pricing has been adversely affected by a drop in demand, by problems with exchange rates, and by pressure on prices for the primary products. Signs that the fragile economic recovery had spread to the agricultural sector were visible in the first half of 2010. The sector will need to continue to rally in order for the necessary financial buffers to be restored at the level of individual businesses. Figures show that agricultural businesses are still very reticent when it comes to making new investments. During the crisis, many businesses devoted a great deal of attention to optimising business operations, which efforts bore fruit. Furthermore, the agricultural sector is putting a great deal of effort into resolving sustainability issues in many areas.

Lower growth in domestic retail banking loan portfolio

Due to the recession and the decreased risk appetite amongst Rabobank clients, fewer loan applications were received during the first half of 2010 and growth in the loan portfolio at the domestic retail banking operations was lower compared with the same period in 2009. In spite of this, the private sector loan portfolio increased by 1% to EUR 282.0 (278.0) billion. These loans were granted to private individuals (69%), the trade, industry and services (TIS) sector (21%), and the food and agri sector (10%).

Loan portfolio by sector
in billions of euros

- Food and agri
- TIS
- Private individuals



300
250
200
150
100
50
0
30-06 2008
31-12 2008
30-06 2009
31-12 2009
30-06 2010

Different rates of growth were seen in each sector. Loans to private individuals, which consist almost exclusively of mortgage loans, rose by 2% to EUR 192.9 (190.0) billion. The TIS sector also grew by 2%, to EUR 60.2 (58.8) billion. Lending to the food and agri sector declined slightly, from EUR 29.2 billion to EUR 28.8 billion. The value of this portfolio, the vast majority of which relates to the primary agricultural sector, was EUR 24.2 (24.6) billion. Within this portfolio, the meat sector increased in size.

Increase in amounts due to customers at local Rabobanks

Amounts due to customers at the domestic retail banking division increased to EUR 191.9 (185.2) billion during the first half of 2010, up 4% compared with year-end 2009. The biggest component in this category, i.e. savings deposits from retail clients, rose 3% to EUR 111.9 (108.9) billion. Variable savings deposits increased as clients opted en masse to park money released from time deposits in variable rate savings accounts such as *Rabo InternetBonusSparen* and *Rabo InternetLoyaalSparen.*

Local Rabobanks prove a stable source of funding

A key pillar of the Strategy Framework is that local Rabobanks try to finance most of the growth in lending from amounts owed to customers, thus limiting dependence on the money market and capital market. It is important that banks match the maturity of funding with the maturity of assets. Banksparen, a tax-efficient blocked savings account providing a mortgage or pension sum, is in keeping with this. In the first half of 2010, Banksparen savings deposits increased 45% to EUR 2.1 (1.5) billion. During this period, the local Rabobanks financed all of the increase in the loan portfolio from growth in amounts due to customers. Obvion arranged finance by means of securitisation transactions, raising EUR 2.0 billion in funding from two successful securitisations during the first half of 2010.

Financial results domestic retail banking

Results (in millions of euros)

	2010-I	2009-I	Change
Interest	2,483	2,283	9%
Fees and commission	685	635	8%
Other results	86	125	-31%
Total income	3,254	3,043	7%
Staff costs	1,049	1,120	-6%
Other administrative expenses	789	795	-1%
Depreciation and amortisation	59	66	-11%
Operating expenses	1,897	1,981	-4%
Gross result	1,357	1,062	28%
Value adjustments	177	460	-62%
Operating profit before taxation	1,180	602	96%
Taxation	248	116	
Net profit	932	486	92%
Bad debt costs (in basis points)	13	34	
Ratios			
Efficiency ratio	58.3%	65.1%	
RAROC	24.5%	11.8%	
Balance sheet (in billions of euros)	**30-Jun-10**	31-Dec-09	
Total assets	349.8	328.9	6%
Private sector loan portfolio	282.0	278.0	1%
Amounts due to customers	191.9	185.2	4%
Capital requirements (in billions of euros)			
Capital requirement	6.7	6.7	0%
Economic capital	7.6	7.6	0%
Number of employees (in FTEs)	27,670	28,529	-3%

Notes to the financial results domestic retail banking

Income up 7%

Total income at the domestic retail banking division rose by 7% to EUR 3,254 (3,043) million in the first half of 2010. Interest income was up 9%, reaching EUR 2,483 (2,283) million, thanks largely to improved margins, particularly in the savings market, and higher client volumes. Fees increased by 8% to EUR 685 (635) million, which was due, in part, to issues of new products. Other results amounted to EUR 86 (125) million.

Operating expenses down 4%

As a result of efforts at the local Rabobanks to control costs, total operating expenses for domestic retail banking fell by 4% to EUR 1,897 (1,981) million. Staff costs tumbled 6% to EUR 1,049 (1,120) million. The staff cost reductions introduced in the second half of 2009 continued during the first six months of 2010. The fall in costs was primarily the result of lower ancillary costs and replacement costs at the local Rabobanks due to a reduction in headcount and the deployment of fewer contract staff. The number of employees decreased by 3% to 27,670 (28,529) FTEs. Other administrative expenses declined by 1% to EUR 789 (795) million. Depreciation and amortisation fell by 11% to EUR 59 (66) million. Depreciation charges on real estate and fixtures and fittings were down due to a fall in the number of properties managed.

Bad debt costs at 13 basis points

The deep recession of 2009 and the subsequent fragile economic recovery had a severe negative impact on many business sectors. In agriculture, the greenhouse horticulture sector was particularly hard-hit. Nearly all sectors of trade, industry and services were affected. While the industrial sector and globally trading companies are already benefiting from an upswing in world trade, domestically oriented sectors, such as the construction industry, still face difficulties. Rabobank tries to help businesses that have long-term survival perspectives to weather the storm by offering them intensive guidance and top-up loans if needed.

Value adjustments at the domestic retail banking division were down 62% to EUR 177 (460) million in the first half of 2010. Although these declined significantly against 2009, at 13 (34) basis points of average lending they are still just above the long-term average of 11 basis points. Of the loan portfolio at domestic retail banking, approximately 70% is comprised of residential mortgages. As in previous years, bad debt costs on this part of the portfolio were extremely low.

Capital requirement and RAROC

In calculating the capital requirement, risks associated with loans to retail and corporate clients are estimated using internal rating and risk models. Allowance is made for any securities or collateral provided. Thanks, in part, to the limited growth in lending, the capital requirement at domestic retail banking was stable at EUR 6.7 (6.7) billion in the first six months of 2010. Economic capital, i.e. the internal capital requirement, hardly changed either, standing at EUR 7.6 (7.6) billion. The Risk Adjusted Return On Capital (RAROC) was up 12.7 percentage points to 24.5% (11.8%) in the first half of 2010 due to an improvement in net profit.

Wholesale banking and international retail banking

www.rabobank.com



Share in Rabobank Group's net profit 2010-I

Wholesale banking and international retail banking	45%

Income growth and drop in bad debt costs

Loan portfolio up 12% to EUR 104.8 billion

Net profit up EUR 322 million to EUR 750 million

- Efficiency ratio at 43.8%, a 2.7 percentage point improvement
- Bad debt costs down 68 basis points to 55 basis points
- RAROC up 7.3 percentage points to 19.3%

The rise in the US dollar was a contributing factor to the 12% rise in private sector lending at Rabobank International to EUR 104.8 billion in the first half of 2010. Loans to the food and agri sector increased by 11% to EUR 40.2 billion. International retail loans were up 12%, rising to EUR 32.8 billion. The focus of recent years on short-term funding of supply chains is adding more to results year after year. Fees were up due to an increase in the number of refinancing transactions. Other factors that contributed to the increase in profit were the sale of part of the equity stake in Indian-based Yes Bank and the sharp drop in bad debt costs. Rabobank International's net profit was up EUR 322 million, reaching EUR 750 million. Rabobank has agreed with the Agricultural Bank of China to explore options for a joint venture; Rabobank acquired a minor equity stake in this bank in July. Rabobank International acquired Napa Community Bank in April 2010 with a view to strengthening its retail activities in California. Rabo Development acquired a 30% stake in Sicredi, the umbrella organisation of 128 Brazilian lending cooperatives, in June. In order to make value chains more sustainable, policy was formulated to serve as a guideline for clients contacts.

Focus on international food and agri

Rabobank International sees tremendous opportunities for service provision to the food and agri sector. The increase in world population is expected to trigger a doubling in demand for food over the next 40 years.

The strategies for both Rural & Retail and Wholesale were fine-tuned. Based on a global analysis of developments in the food and agri sector, and a country study, it was concluded that focus in Rural & Retail should be on Australia, Brazil, New Zealand, Poland and the United States, with emphasis on improving the results of existing activities in these countries.

In wholesale, focus will be shifted from a regional angle to a global approach to specifically defined food and agri sectors, the goal being to achieve broader product sales by expanding the product offering.

Introducing sustainability to value chains and sectors

In order to make the value chains in twelve sectors more sustainable, policy was formulated in the first half of 2010 to serve as a guideline for clients' contacts regarding sustainability. The focus is on the practical application of this policy, both in the Netherlands and in other countries where Rabobank International has a presence. Assessing clients' commitment to developing sustainable practices is not meant only to define potential risks. The idea is to work with clients to identify options for contributing to the sustainable business practices that they wish to implement. In addition to liaising with individual clients, Rabobank International seeks other forms of dialogue with stakeholders about making value chains more sustainable. Rabobank is on the board of the Round Table on Sustainable Palm Oil, for instance, and is an active member of the Round Table on Responsible Soy. Rabobank hosted a conference of the World Cocoa Foundation in May 2010.

Rabo Development supports rural banks in developing countries

Rabo Development helps rural banks active in developing countries to transform themselves into professional, modern financial institutions. This is how Rabobank enables millions of clients in other parts of the world to access financial services in accordance with its original mission in the Netherlands. This strategy is also in keeping with Rabobank's global position in the food and agri market. These banks and their clients develop only limited activities on the global food and agri market, however. Rabo Development's partner banks operate autonomously while benefiting from Rabobank's capital, expertise, products, networks and management capacity.

Rabo Development had non-controlling interests in the following partner banks at 30 June 2010: National Microfinance Bank of Tanzania; Zambia National Commercial Bank; United Rural Cooperative Bank of Hangzhou, China; Banco Terra of Mozambique; Banque Populaire du Rwanda; Banco Regional in Paraguay. Overall, these six partner banks employ more than 7,300 local employees. Boasting a network of over 560 branches, they serve nearly 5 million customers in developing countries.

Rabo Development acquires equity stake in Sicredi and injects capital into URCB

After the signing of a Memorandum of Understanding in 2009, Rabo Development acquired a 30% equity state in Banco Cooperativo Sicredi S.A., the umbrella organisation of 128 Brazilian lending cooperatives, in the first half of 2010. The stake has yet to be approved by the Brazilian Central Bank. Rabo Development will actively support Sicredi in further modernising its cooperative structure and help it broaden its product offering. In addition, Rabo Development injected capital into Chinese-based bank United Rural Cooperative Bank of Hangzhou. This capital injection is meant to complete URCB's transformation into a fully fledged commercial bank.

In the first six months of 2010, banking specialists stationed abroad worked the equivalent of 45 man-months. At 30 June 2010, Rabo Development had 22 managers and long-term consultants working overseas.

Growth in food and agri portfolio at Rabobank International

Rabobank International's services are focused primarily on relatively large corporate clients in the Netherlands and on food and agri clients globally. Total private sector lending at Rabobank International increased by 12% in the first half of the year, rising to EUR 104.8 (93.4) billion. Thanks mostly to the rise in the US dollar, lending in the Americas was up 24%, reaching EUR 43.9 (35.3) billion. Loans to Dutch corporate clients saw a 2% increase to EUR 14.2 (14.0) billion. Loans to the food and agri sector grew by 11%, rising to EUR 40.2 (36.1) billion, which accounted for 38.3% of total lending. Loans to private individuals amounted to EUR 3.8 (4.1[5]) billion. Loans to the trade, industry and services (TIS) sector rose by 14% to EUR 60.8 (53.2[5]) billion, partly due to foreign exchange movements.

5 The comparative figures have been restated due to a reclassification of private individuals to TIS.


Loan portfolio by sector
in billions of euros
Food and agri
TIS
Private individuals


120
100
80
60
40
20
0
30-06 2008
31-12 2008
30-06 2009
31-12 2009
30-06 2010


Loan portfolio by region
mid-2010
America 41%
Europe excluding the Netherlands 26%
Netherlands 15%
Australia and New Zealand 14%
Asia 4%



The international retail banking portfolio saw a 12% increase to EUR 32.8 (29.3) billion, corresponding to 31.0% of Rabobank International's total lending. Retail loans in Australia and New Zealand were up 16%, reaching EUR 12.7 (10.9) billion, which was mainly attributable to the rise in the Australian and the New Zealand dollars. The American retail portfolio grew to EUR 10.3 (8.3) billion, a 24% increase, partly due to the rise in the US dollar. Retail loans at Poland's Bank BGZ increased by 3% to EUR 4.6 (4.5) billion. At ACCBank in Ireland, the retail portfolio stood at EUR 4.6 (5.1) billion.

Financial results wholesale banking and international retail banking

Results (in millions of euros)

	2010-I	2009-I	Change
Interest	1,401	1,480	-5%
Fees and commission	301	216	39%
Other results	323	81	
Total income	2,025	1,777	14%
Staff costs	475	456	4%
Other administrative expenses	363	329	10%
Depreciation and amortisation	49	42	17%
Operating expenses	887	827	7%
Gross result	1,138	950	20%
Value adjustments	252	564	-55%
Operating profit before taxation	886	386	
Taxation	136	-42	
Net profit	750	428	75%
Bad debt costs (in basis points)	55	123	
Ratios			
Efficiency ratio	43.8%	46.5%	
RAROC	19.3%	12.0%	
Balance sheet (in billions of euros)	**30-Jun-10**	31-Dec-09	
Total assets	457.0	407.2	12%
Private sector loan portfolio	104.8	93.4	12%
Capital requirements (in billions of euros)			
Capital requirement	6.4	7.3	-12%
Economic capital	7.8	7.6	3%
Number of employees (in FTEs)	14,517	14,534	0%

Notes to the financial results wholesale banking and international retail banking

Income up 14%

Total income at Rabobank International was up 14% to EUR 2,025 (1,777) million in the first half of 2010. Interest income dropped by 5% against the same period last year, landing at EUR 1,401 (1,480) million. Interest income was high in the first half of 2009 because Global Financial Markets benefited from the decline in money market interest rates and the steep yield curve. Total income was up 39% as a result of an increase in fees to EUR 301 (216) million and a EUR 242 million rise in other results to EUR 323 (81) million. The increase in fees was due, in part, to a higher number of refinancing transactions. The gain of EUR 152 million associated with the sale of some of Rabobank's equity stake in Indian-based Yes Bank was a contributing factor to the rise in other results.

Operating expenses up 7%

Currency effects contributed to the 7% increase in operating expenses at Rabobank International. These expenses increased to EUR 887 (827) million in the first six months of the year. In addition, staff costs rose by 4%, reaching EUR 475 (456) million. At 14,517 (14,534) FTEs, the headcount at Rabobank International was virtually stable. Higher marketing and project expenses were a factor in the 10% increase in other administrative expenses to EUR 363 (329) million. The 'depreciation and amortisation' item rose to EUR 49 (42) million due, in part, to higher amortisation charges of software.

Bad debt costs at 55 basis points

Improving economies in a number of countries led to a sharp decrease in bad debt costs at wholesale banking. At the same time, bad debt costs remained high at international retail banking. The Irish property sector continues to be under pressure. Rabobank International's loans to this sector again had a significant adverse impact on bad debt costs. Value adjustments were down 55% to EUR 252 (564) million in the first half of 2010. This corresponds to 55 (123) basis points of average lending, which is almost at the same level as the long-term average of 52 basis points.

Capital requirement and RAROC

The further roll-out of Basel II, adjustments to trading portfolios and stricter control of risk-weighted assets contributed to a 12% drop in the capital requirement at Rabobank International to EUR 6.4 (7.3) billion in the first half of 2010. Economic capital, i.e. the internal capital requirement, stood at EUR 7.8 (7.6) billion. The Risk Adjusted Return On Capital (RAROC) increased by 7.3 percentage points to 19.3% (12.0%).

Asset management and investment

www.robeco.com
www.sarasin.com
www.schretlen.com

Increase in assets under management due to positive cash flow and currency differences

Assets under management and held in custody for clients up 9% to EUR 250.1 billion

- Cash flow at EUR 5.4 billion
- Exchange result at EUR 17.8 billion
- Negative investment result at EUR 3.1 billion

Net profit at EUR 1 million

In the first half of 2010, the total inflow of assets into Robeco, Sarasin and Schretlen & Co was EUR 5.4 billion. Returns on fixed-income securities were positive on average in this period and many equities dropped in value. The positive cash flow and the devaluation of the euro led to a 9% increase in assets under management and held in custody for clients to EUR 250.1 billion. Regular asset management fees rose. Interest income was up at Robeco Direct with a drop in income from trading activities at Sarasin. Net profit stood at EUR 1 million against a loss of EUR 9 million for the same period last year. At Robeco, a reorganisation programme that had been initiated as early as in 2008 resulted in further cost reductions. At Rabobank Group level, several steps were taken to bring the investment services further in line with the United Nations Principles for Responsible Investment.

New strategy and cost cuts at Robeco

Robeco changed its strategy for the period 2010-2014 in order to maintain its status as a successful asset manager in the future. Focus will be placed on specific clients and products. Robeco wants to regain its position as market leader in the Netherlands while concentrating also on attractive global markets. Robeco and Rabobank plan to join forces more often in the future, both in the Netherlands and globally. Robeco, for instance, will start to harness the knowledge that Rabobank has of the food and agri sector. It will then leverage that knowledge in its service provision to clients that invest in agriculture and the food industry. Robeco will also try to improve its profitability by implementing cost cuts, particularly with regard to IT and back-office expenses.

Mixed track record for Robeco investment funds

Robeco's investment funds had varying success in the first half of 2010. A total of 42%[6] of equity investments and 55% of fixed-income investments outperformed the benchmark. If a three-year horizon is used, these percentages stand at 78% and 41%, respectively. Overall, 46% of investments surpassed the benchmark for the past six months; the outperformance figure was 63% for the past three years.

The Robeco flagship fund achieved a return of 3.7% in the first half of 2010, thereby lagging behind the benchmark, which showed a return of 5.9%. Harbor International (Robeco's largest equity fund that is managed by Robeco subsidiary Harbor Capital Advisors) outstripped the benchmark by 2.1%. SAM Sustainable Water (Robeco subsidiary Sustainable Asset Management's largest fund) showed an outperformance of 0.5%. Robeco Emerging Markets Equities achieved a return of 9.2%, which was lower than the benchmark return of 9.9%. Rolinco outperformed the benchmark by 0.3%.

The Rorento bond fund achieved a return of 5.6%, outstripping the 4.1% benchmark return. Robeco Lux-o-rente posted a return of 3.4%, with the benchmark return standing at 4.3%. Robeco High Yield Bonds outperformed the benchmark by 1.6% and the Harbor Bond fund did the same by 0.6%. Many alternative investments achieved positive returns for the first half of the year, including Transtrend's Diversified Trend Program.

Robeco responsible investments

Robeco has classified its funds using criteria relating to the environment, society and governance (ESG factors) since early 2010. This classification allows investors to compare funds in terms of responsible investment. Funds have been labelled for four aspects of responsible investment: integration of ESG factors, active shareholdership, sustainability and exclusion policy.

In the first half of 2010, Robeco implemented policy relating to the exclusion of businesses involved in the production of, or trade in, controversial weapons and with respect to countries that are subject to UN Security Council resolutions. Both the policy and the list of businesses and countries in question have been posted on Robeco's corporate website.

Robeco continued to broaden its active ownership service. Since early 2010 Robeco has, for instance, carried out supplementary engagement activities for corporate bonds, and increasingly for emerging markets and for institutional funds. The number of engagement mandates has also been increased further, causing a sharp rise in managed assets under engagement. In addition, engagement to prevent structural violations of the UN Global Compact Principles was stepped up.

Rabobank International sustainable investments

In dialogue with Sustainable Asset Management, a Robeco subsidiary, Rabobank International developed several sustainable initiatives that are in keeping with the group-wide ambitions for responsible investing. The Global Financial Markets division launched three sustainable indices in April 2010, with more to follow later this year.

The range of investment products offered by Rabobank International's Direct Banking division was tested against sustainability criteria and sustainability information was added to the websites. The sustainable funds were marketed more extensively at the four foreign online banks.

Continued growth for Sarasin

According to its strategic plan, Sarasin Group is maintaining its growth course. By selectively expanding its network of locations and investing in a professional and high quality CRM team, Sarasin has steadily strengthened its position in core markets. The combination of the ability to generate new business, selective investments in growth initiatives and rigorous cost control is paying off. Within this strategy, however, the Swiss bank has shifted its focus from further growth acceleration to profitability increases. Sarasin's strategic focus is on selected individual markets in European countries and on the growth markets of the Middle East and Asia.

6 Percentages are based on weighted assets; with the exception of alternatives, performance figures include asset management fees.

Sarasin launches new initiatives in Middle East and Asia

Sarasin broadened its presence in Asia. The Hong Kong office was granted a banking licence in the first half of 2010. Bank Sarasin-Alpen, a Sarasin subsidiary, was selected as Best Private Bank in the Middle East for the third time in the history of the Private Banking Award 2010. Sarasin also strengthened its presence in Islamic wealth management. Bank Sarasin published its first Islamic Wealth Report in March 2010. This new publication is the first of its kind. It provides interested investors with in-depth information about different asset classes in the field of Islamic wealth management and gives an overview of the market trends of the past 18 months.

Sarasin introduces new sustainable fund

Another important pillar of Sarasin's strategy is sustainability. Sustainability has been at the core of Sarasin's enduring success as a Swiss private bank. In the range of funds using the sustainable investment style, Sarasin launched a new product in March 2010: Sarasin Sustainable Equity Global Emerging Markets. This fund focuses on shares in companies based in emerging markets which take environmental and social factors into consideration as part of their sustainable business practices. Total assets managed according to sustainable criteria by Sarasin Group increased by 4% to CHF 12.4 billion in the first half of 2010. The number of mandates rose by 13%, while the associated volume was up 12% in the first half of the year.

Rabobank Private Banking defines responsible investment principles

Rabobank Private Banking defined its responsible investment policy and principles in the first half of 2010, the goal being to give responsible investing broader application in Rabobank Private Banking's investment services, the structure of its portfolios and the product offering in general. The action plan has already been drafted and approved. The proposed plans are now being fleshed out or implemented.

Changes in assets under management and held in custody for clients
in billions of euros


260
255
250
245
240
235
230
225
220
31-12-2009
Cash flows
Exchange results
Investment results
Other
30-06-2010

Increase in assets under management due to positive cash flow and currency effects

The inflow of assets and the devaluation of the euro led to a 9% increase in assets under management and held in custody for clients in the first half of 2010, rising to EUR 250.1 (230.4) billion. Robeco now manages assets worth EUR 141.3 (134.9) billion, Sarasin EUR 72.4 (63.1) billion, Schretlen & Co EUR 7.9 (7.3) billion and Rabo Real Estate Group EUR 7.2 (7.0) billion. The other assets are held in custody by the local Rabobanks.

The inflow of assets amounted to EUR 5.4 billion. Sarasin, whose growth strategy contributed to the positive cash flow, was responsible for EUR 4.8 billion of this amount. As in 2009, Harbor Capital Advisors, a Robeco subsidiary, performed well in terms of cash flow. Assets were withdrawn from some Robeco institutional mandates. Cash flow for Robeco as a whole – disregarding activities that were discontinued for strategic reasons – was positive to a limited extent. Schretlen & Co posted positive cash flow and the local Rabobanks experienced a fractional outflow of assets.

The rise in the US dollar and the Swiss franc had a positive effect on assets under management. The overall impact of currency movements on assets under management amounted to EUR 17.8 billion.

Although many equities achieved handsome returns in the first few months of 2010, share prices slumped again on average in May and June. Many equity indices dropped in the first half of 2010: the AEX Index was down 6%, in the US the S&P 500 Index lost 8%, with Hong Kong's Hang Seng Index falling by 8%. Equity yields were negative for a large number of shares while most bonds achieved positive returns. This resulted in a negative investment result of EUR 3.1 billion on balance.

Assets under management and held in custody for clients by asset category mid-2010



Equities	45%
Fixed income	31%
Mixed	9%
Money market	6%
Alternatives	5%
Real estate	3%
Other	1%

Financial results asset management and investment

Results (in millions of euros)

	2010-I	2009-I	Change
Interest	80	43	86%
Fees and commission	424	343	24%
Other results	-31	69	
Total income	473	455	4%
Staff costs	266	276	-4%
Other administrative expenses	133	132	1%
Depreciation and amortisation	56	54	4%
Operating expenses	455	462	-2%
Gross result	18	-7	
Value adjustments	-	3	
Operating profit before taxation	18	-10	
Taxation	17	-1	
Net profit	1	-9	

Assets (in billions of euros)	30-Jun-10	31-Dec-09	
Assets under management and held in custody for clients	250.1	230.4	9%
Number of employees (in FTEs)	3,228	3,191	1%

Notes on the financial results asset management and investment

Income up 4%

Asset management fees and interest income were up for the asset management activities, causing total income to rise by 4% in the first half of 2010 to EUR 473 (455) million. As regular asset management fees increased as a result of growth in average assets managed for the period, total fees were up 24% to EUR 424 (343) million. Total interest income saw an 86% increase to EUR 80 (43) million thanks mainly to the recovery of savings margins at Robeco Direct. Lower income from trading activities at Sarasin was a contributing factor to the drop in other results. Other results decreased by EUR 100 million to EUR -31 (69) million.

Operating expenses down 2%

Costs continued to fall at Robeco as a result of the reorganisation programme that had been initiated in 2008. Despite focus on cost cuts, expenses were up at Sarasin as the Swiss franc appreciated in value and the activities were broadened. Operating expenses associated with asset management activities dropped by 2% in the first half of 2010 on balance, landing at EUR 455 (462) million. The cost-cutting programme at Robeco helped reduce total staff costs by 4% to EUR 266 (276) million. Robeco experienced most staff outflow as a result of this programme in 2009. The total headcount was up 1%, rising to 3,228 (3,191) FTEs as a result of Sarasin hiring more staff. Other administrative expenses increased by 1% to EUR 133 (132) million due to the rise in the Swiss franc.

Leasing

www.delagelanden.com
www.athloncarlease.com
www.freo.nl



Share in Rabobank Group's net profit 2010-I

Leasing	6%

Margin improvements and recovery of second-hand car market

Loan portfolio up 6% to EUR 25.6 billion
- Share of food and agri in portfolio up 1.9 percentage points to 26.2%

Net profit up EUR 54 million to EUR 101 million
- Efficiency ratio at 55.6%, an 8.4 percentage point improvement
- Bad debt costs down 13 basis points to 102 basis points
- RAROC up 9.8 percentage points to 18.6%

Net profit at De Lage Landen saw a EUR 54 million increase to EUR 101 million in the first six months of 2010, mostly thanks to margin improvements on new lending and a rise in residual value results in the second-hand car market. In addition, bad debt costs were down. The rise in the US dollar was a major factor in the 6% increase in the lease portfolio to EUR 25.6 billion. Concrete targets were defined to reduce average carbon emissions per FTE, particularly by a reduction in emissions caused by the car fleet and the office buildings.

De Lage Landen working on all-in customer proposition

De Lage Landen is involved in a group-wide effort to improve teamwork, both internally and with other divisions of Rabobank Group, and to increase efficiency. Where possible, synergies are sought between separate products and services offered by different divisions. The ultimate goal is to optimise client services based on a group-wide customer proposition.

Freo honoured as most-valued lender

Independer.nl, a Dutch service for online product comparison, again awarded Freo, De Lage Landen's online consumer loan label, the title of most-valued lender in 2010. Customers scored the quality of its loans at 8.1 (8.3), rating Freo more than one point higher than the average of all labels surveyed. Freo was the only label to score an 8 or higher for 'client accessibility', 'delivering on promises' and 'quality of accounts and information'.

Implementation of value chain and sector policy

In support of its own organisation, De Lage Landen applies Rabobank Group's value chain and sector policy by integrating it into the different risk management processes. The goal is to increase the sustainability of future acceptance policy. A range of training techniques and information resources are used to educate staff about this policy.

Funding renewable energy sources and sustainable agribusiness

There was an increase in the number of solar energy transactions, particularly in the United States. The idea is to broaden solar energy programmes in the future. In providing loans to

water and wind energy projects, De Lage Landen collaborates with Renewable Energy Infrastructure Finance, a division of Rabobank International.

Loan portfolio by region
mid-2010

●	Europe	53%
●	America	42%
●	Asia/Pacific	5%



Loan portfolio
in billions of euros

- Other
- Consumer finance
- Transportation
- Car leasing
- Healthcare
- Construction and industrial
- Financial services
- Office technology
- Food and agriculture



25
20
15
10
5
0
30-06 2008
31-12 2008
30-06 2009
31-12 2009
30-06 2010

Moderate growth in loan portfolio

De Lage Landen's loan portfolio grew by 6% in the first half of 2010, rising to EUR 25.6 (24.1) billion, mostly due to the rise in the US dollar. In order to achieve further growth in its portfolio, De Lage Landen will explicitly focus on the Dutch market and on the global food and agri sector. Specific sectors were still visibly suffering from the effects of the financial crisis. As the affected sectors, such as the transport sector, the construction industry and the industrial sector, put their investments on hold, growth in these areas was lagging in the first six months of the year.

The food and agriculture portfolio increased by 15% to EUR 6.7 billion and with 26.2% it makes up the largest part of the total portfolio. Office Technology and Financial Services came second and third in the portfolio respectively. The share contributed by Office Technology was up 6% to EUR 5.0 billion and Financial Services was stable at EUR 3.9 billion. The total lease fleet comprised 209,000 (212,000[7]) cars and the car leasing portfolio stood at EUR 2.6 (2.7) billion. De Lage Landen's consumer loan portfolio amounted to EUR 1.0 (0.9) billion.

Financial results leasing

Results (in millions of euros)

	2010-I	2009-I	Change
Interest	318	285	12%
Fees and commission	41	24	71%
Other results	211	175	21%
Total income	570	484	18%
Staff costs	200	193	4%
Other administrative expenses	98	100	-2%
Depreciation and amortisation	19	17	12%
Operating expenses	317	310	2%
Gross result	253	174	45%
Value adjustments	120	131	-8%
Operating profit before taxation	133	43	
Taxation	32	-4	
Net profit	101	47	
Bad debt costs (in basis points)	102	115	
Ratios			
Efficiency ratio	55.6%	64.0%	
RAROC	18.6%	8.8%	
Balance sheet (in billions of euros)	**30-Jun-10**	31-Dec-09	
Loan portfolio	25.6	24.1	6%
Capital requirements (in billions of euros)			
Capital requirement	1.2	1.2	0%
Economic capital	1.1	1.1	0%
Number of employees (in FTEs)	4,803	4,734	1%

7 The comparative figure has been restated. The previously reported figure was 216,000.

Notes to the financial results leasing

Income up 18%

Total income at De Lage Landen was up 18% in the first half of 2010, rising to EUR 570 (484) million. Interest income saw a 12% increase to EUR 318 (285) million due mostly to better margins on new contracts. Fees rose by EUR 17 million, landing at EUR 41 (24) million. Other results grew by 21% to EUR 211 (175) million as a consequence of recovering residual value results in the second-hand car market.

Operating expenses up 2%

The depreciation of the euro caused an increase in operating expenses for De Lage Landen in the United States and Brazil. De Lage Landen managed to limit the increase in total operating expenses, however, through strict cost control. Total operating expenses saw a 2% rise in the first half of 2010 to EUR 317 (310) million. Staff costs were up 4% to EUR 200 (193) million due, in part, to a 1% increase in headcount to 4,803 (4,734) FTEs. Other administrative expenses fell by 2%, dropping to EUR 98 (100) million.

Bad debt costs at 102 basis points

Value adjustments decreased by 8% to EUR 120 (131) million at De Lage Landen in the first half of 2010 thanks in part to rigorous risk management and the better economy. Improvements were even more significant compared to the second half of 2009, when value adjustments stood at EUR 169 million. Expressed in basis points of average lending, bad debt costs were 102[8] (115) basis points. This is above the long-term average of 63 basis points.

Capital requirement and RAROC

De Lage Landen's capital requirement was stable at EUR 1.2 (1.2) billion in the first half of 2010. The required economic capital, i.e. the internal capital requirement, remained unchanged at EUR 1.1 (1.1) billion. The Risk Adjusted Return On Capital (RAROC) increased by 9.8% percentage points to 18.6% (8.8%) as a result of profit increases.

8 From now on, operating leases will be included in calculating average lending.

Real estate

www.raborealestategroup.com



Share in Rabobank Group's net profit 2010-I

●	Rabo Real Estate Group	4%

More homes sold and growth in loan portfolio

Number of homes sold up 24% to 3,280
Loan portfolio up 1% to EUR 17.5 billion
Assets under management up 3% to EUR 7.2 billion
Net profit Rabo Real Estate Group at EUR 66 million
Bad debt costs at 23 basis points

The real estate market showed signs of cautious recovery in the first six months of 2010. Bouwfonds Property Development sold 3,280 homes, a 24% rise. MAB Development completed EUR 131 million worth of commercial properties against EUR 73 million worth in the first half of 2009. FGH Bank's loan portfolio fell by 1% to EUR 17.5 billion. Despite an increase in bad debt costs, these costs remained relatively low. Assets under management at Bouwfonds REIM experienced a smaller increase to EUR 7.2 billion. The combination of higher margins and focus on cost reductions led to an increase in gross result in the first half of 2010. Rabo Real Estate Group's net profit arrived at EUR 66 million against EUR 68 million for the first six months of 2009. Rabo Real Estate Group has further shaped 'Invest in the future', its ambition to become one of the most sustainable property companies.

Repayment facility in 'Klim-op' case

At the end of 2007, it became known that the Dutch national fiscal and economic investigation service (FIOD) was investigating a network of people and entities that committed large-scale real estate fraud at the former Bouwfonds and the Philips Pension Fund. The fraud took place well before Rabobank acquired Bouwfonds.

Based on the indications available, in early 2007, Rabo Real Estate Group had already asked some of its own people and external forensic accountants to investigate the matter. The results of the FIOD investigation confirmed the suspicion that a number of ex-employees of the former Bouwfonds were involved in the fraud.

The pre-trial reviews of a number of suspects in this fraud started at the end of June 2010. The Public Prosecution Service will put a number of them on trial for membership of a criminal organisation. Prior to the hearings, the Public Prosecution Service, the Philips Pension Fund and Rabo Real Estate Group agreed on a draw-back arrangement of more than EUR 70 million with the principal suspect in this case. The Public Prosecution Service has stated that the draw-back arrangement does not mean that criminal proceedings will not be instituted. Rabo Real Estate Group has not yet recognised the repayments from this arrangement in its financial results for the first half of 2010.

Working on sustainability ambitions

Rabo Real Estate Group further fleshed out 'Invest in the future', its ambition to become one of the most sustainable property companies, in the first half of the year. As part of this ambition, Rabo Real Estate Group focuses on such areas as development, funding and investment management of sustainable property. Bouwfonds Property Development, for instance, is involved in projects to promote renewable energy and the use of sustainable materials (solar-powered homes, Columbuskwartier, Almere, the Netherlands). In addition, a nation-wide agreement has been signed with SIR-55 (a consumer association for seniors over the age of 55).

Research has shown that home buyers are only prepared to invest in energy-efficient new-builds if they receive a subsidy. For this reason, a solution was devised that allows clients buying an energy-efficient new-build to secure a higher mortgage from Rabobank. In addition, Bouwfonds Property Development is leading a project at Kortenoord, the former university grounds in Wageningen, the Netherlands, that involves the construction of about 1,000 homes and an industrial park over the next few years.

MAB Development embarked on the next stage in the sustainable Oosterdokseiland development, which is due to become the largest office park in Amsterdam city centre. MAB Development co-signed a covenant creating 1,100 jobs as part of the Rotterdam Parkboulevard project, which entails large-scale retail space development.

Bouwfonds REIM screened most of its office portfolio for sustainability. Bouwfonds REIM also scanned a number of its housing developments for sustainability metrics. In addition, Bouwfonds REIM and IEF Capital collaborated in the sustainable refurbishment of a listed office building in the Hague that was built in 1939, reducing its carbon emissions by 35%.

Integrity and community involvement at Rabo Real Estate Group

Rabo Real Estate Group sets great store by the new code of conduct that was introduced in 2009 and by dialogue on how to deal with integrity dilemmas.

As in previous years, Rabo Real Estate Group also sponsors Heritage Day (*Open Monumentendag*) in 2010. This is one of the largest cultural events in the Netherlands.

Together with BAM, a construction company, Bouwfonds Property Development signed a covenant in support of The Borneo Initiative, which encourages sustainable forestry practices in Indonesia by promoting and supporting timber certification under the FSC quality mark.

Breakdown of homes sold in 2010-I
by country

The Netherlands	71%
France	21%
Germany	7%
Other	1%



Increase in home sales at Bouwfonds Property Development

Bouwfonds Property Development experienced a 24% increase in home sales in the first half of 2010. Overall, 3,280 (2,636) homes were sold. Although the housing market was still bearing the brunt of the crisis in the Netherlands, the French and German housing markets swung back to normal. The number of unsold homes under construction dropped on the year-end 2009 figure, whereas the number of unsold completed homes was up.

Drop in commercial property under construction at MAB Development

The first half of 2010 was characterised by a lower level of activity in the commercial property market. MAB Development completed commercial properties worth EUR 131 (73) million; at 30 June 2010, 561,337 m^2 of commercial property was under construction. Fewer properties came under construction as adverse conditions continued to rule the commercial property market.

MAB Development and Neinver signed an agreement for the joint development of factory outlet centres in France and Germany. MAB Development will acquire and develop the properties, and Neinver will be in charge of marketing, letting and operating the buildings.

Limited growth in loan portfolio at FGH Bank

FGH Bank granted a limited number of new loans due to adverse market conditions. At EUR 0.9 (0.7) billion, new business was up on last year, however. Repayments amounted to

Loan portfolio
in billions of euros


20
16
12
8
4
0
30-06 2008
31-12 2008
30-06 2009
31-12 2009
30-06 2010

EUR 0.7 (0.6) billion. The loan portfolio saw a 1% increase to EUR 17.5 (17.2) billion on balance. The portfolio is mostly made up of investment financing.

Moderate growth in assets under management at Bouwfonds REIM

Bouwfonds REIM is Rabo Real Estate Group's investment property division. This market was slim in the first half of 2010 due to limited access to resources among investors. No new funds were introduced in the market as a result. Assets under management increased to an extremely modest extent only, reaching EUR 7.2 (7.0) billion.

Financial results real estate

Results (in millions of euros)[9]

	2010-I	2009-I	Change
Interest	120	71	69%
Fees and commission	15	12	25%
Other results	121	168	-28%
Total income	256	251	2%
Staff costs	92	101	-9%
Other administrative expenses	40	55	-27%
Depreciation and amortisation	16	11	45%
Operating expenses	148	167	-11%
Gross result	108	84	29%
Value adjustments	19	1	
Operating profit before taxation	89	83	7%
Taxation	24	16	50%
Profit Rabo Real Estate Group	65	67	-3%
Minority interest	-1	-1	0%
Net profit Rabo Real Estate Group	66	68	-3%
Other	13	-29	
Net profit Real estate	79	39	
Bad debt costs (in basis points)	23	2	
Number of houses sold	3,280	2,636	24%

Other information (in billions of euros)	30-Jun-10	31-Dec-09	
Loan portfolio	17.5	17.2	1%
Assets under management	7.2	7.0	3%
Number of employees (in FTEs)	1,541	1,549	-1%

9 'Profit Rabo Real Estate Group' and 'Net profit Rabo Real Estate Group' items correspond to the financial results published by Rabo Real Estate Group itself. The 'Net profit real estate division' item is inclusive of the amortisation and financing charges that were incurred due to the acquisition of Bouwfonds divisions and the harmonisation of accounting policies.

Notes to the financial results real estate

Income up 2%

At Rabo Real Estate Group, total income was up 2% to EUR 256 (251) million in the first half of 2010. Interest income was higher by 69%, growing to EUR 120 (71) million, as a result of better margins on new loans and renewals, and favourable trends in the yield curve. Partly owing to a lower profit on projects other results decreased to EUR 121 (168) million. The financial performance for 2009 was still impacted by the repurchase of debt securities. The low activity level at Bouwfonds REIM limited fees to EUR 15 (12) million.

Operating expenses down 11%

Total operating expenses were down 11% at Rabo Real Estate Group, landing at EUR 148 (167) million for the first half of the year, thanks, in part, to the reorganisation that had been implemented in 2009. The associated cost cuts resulted in a 9% drop in staff costs to EUR 92 (101) million and a 27% drop in other administrative expenses to EUR 40 (55) million. The headcount landed at 1,541 (1,549) FTEs.

Bad debt costs at 23 basis points

The Dutch property market is currently characterised by not much dynamics, also affecting FGH Bank's loan portfolio in this sector. Value adjustments amounted to EUR 19 (1) million in the first half of 2010, which corresponds to 23 basis points of average lending.

Insurance

www.rabobank.nl
www.interpolis.nl
www.eureko.com



Breakdown of insurance commission in 2010-I

Life	9%
Non-life	91%

Insurance commission earned by local Rabobanks stable

Increase in number of Alles in één Polis insurance policies by 4,000 to 1,321,000
Number of ZorgActief Polis health insurance policies up 8% to 168,000
Number of Bedrijven Compact Polis insurance policies down 3% to 186,000
Number of ZekerVanJeZaak Polis insurance policies up 56% to 24,000
Insurance commission earned by local Rabobanks stable at EUR 185 million

Insurance commission earned by the local Rabobanks was more or less stable at EUR 185 (186) million in the first half of 2010. The underlying life and non-life commissions were also about the same. The number of Alles in één Polis policies sold by the local Rabobanks saw an increase by 4,000, reaching 1,321,000. The ZekerVanJeZaak Polis business insurance policy, which was introduced late in 2008, continued to be successful, with a total of 24,000 policies sold so far. In the corporate market, focus was placed mainly on transparency and ease in the first half of 2010.

Interpolis *Glashelder* (Crystal Clear)

The local Rabobanks sell a great variety of insurance policies, both to retail and to small and large corporate clients. The local Rabobanks are the largest insurance broker in the Netherlands. Interpolis is Rabobank's main supplier of insurance policies. Of Rabobank's retail clients, one in five has taken out an Interpolis policy. This ratio is one in four for corporate clients. Interpolis is a division of Eureko, in which Rabobank Group has an equity interest of 39%.

Rabobank is currently exploring the options for limiting its standard insurance service offering to Interpolis products. By selecting a single supplier, processes can be streamlined so that services become more transparent for clients. The opportunities for selling insurance and offering a comprehensive range of services online are increasing also. A recent pilot with four local Rabobanks showed that the Interpolis insurance package satisfied the needs of virtually all clients.

More *Alles in één Polis* policies sold

The number of *Alles in één Polis* policies sold by the local Rabobanks increased by 4,000 to 1,321,000 (1,317,000) in the first half of 2010. The percentage of clients who contracted three or more types of cover rose to 56.4% (55.7%). Rabo online banking is becoming a more and more popular platform, not just for regular banking, but also for taking out or amending non-life insurance policies. The new Interpolis family income protection insurance was introduced on 1 April 2010. As this new policy is better in keeping with the needs and requirements of

clients, the product has already proved to be a success. There was an 8% increase in the number of *ZorgActief Polis* health insurance policies sold to 168,000 (155,000). This was attributable in particular to students taking out these policies.

Business insurance

In the corporate market, focus was placed mainly on transparency and ease for the client in the first half of 2010. Client needs take centre-stage in advising on and selling insurance products. In practice, this implies that clients are given an easy-to-understand and expert opinion on their insurance package and receive in-depth information about the fees and the cover associated with the different insurance products. This gives them the opportunity to make well-founded decisions about the risks they choose to insure.

The *ZekerVanJeZaak Polis* business policy is a relatively new product for small businesses. Offering simple and comprehensive cover against all manner of business risks, the policy can be taken out, amended or terminated at any time. The number of *ZekerVanJeZaak Polis* policies sold grew by 56% to 24,000 (15,000). The success of this new policy was a contributing factor to the decline in the number of *Bedrijven Compact Polis* policies sold by the local Rabobanks, which was down 3% to 186,000 (195,000).

Risk management

www.rabobank.com/ir

Further improvement of the capital position and liquidity position robust as ever
Bad debt costs down 28 basis points to 27 basis points
Tier 1 ratio up 1.1 percentage points to 14.9%
Annual budget for long-term funding realised in first half-year

Risk management is a core banking competency. Rabobank Group pursues a prudent risk policy with an emphasis on a moderate risk profile. Allocations to the allowance for loan losses were lower in the first half of 2010 as a result of the tentative economic recovery. This led to a significant drop in bad debt costs. In line with its risk profile, Rabobank has only a very limited exposure to European government bonds that are currently perceived by the market as less creditworthy. The capital position continued to improve and the liquidity position remained as robust as ever. The annual budget for long-term funding has already been realised in the first half of 2010.

Economic recovery reduces bad debt costs

After a severe recession, 2010 is the year of economic recovery. Bad debt costs are clearly dropping against 2009 as a result of the economic recovery. Bad debt costs saw a 49% decline to EUR 569 (1,119) million at group level in the first half of 2010. On an annual basis, this is equal to 27 (55) basis points of average lending. Given the current economic situation, the level of value adjustments for the first six months of the year did not disappoint. The risk profile of Rabobank Group's loan portfolio hardly saw any improvement.

In addition to listing key events that occurred in the first half of 2010 and their impact on the interim financial statement, this Interim Report also describes the principal risks and uncertainties that will affect the second half of the year. For details on these risks and uncertainties, we refer among others to the rest of this section and to the Chairman's foreword.

Credit risk

The management of credit risk at Rabobank Group is robust and has been designed to ensure an acceptable risk profile even in less favourable economic circumstances. Each new loan application is assessed carefully and is only accepted if the borrower is considered to have sufficient prospects of continuing as a going concern. Loans that have already been granted are managed and monitored intensively.

In its approval process, Rabobank Group uses the Rabobank Risk Rating system, which indicates the counterparty's PD (Probability of Default) over a one-year period. As at 30 June 2010, the EAD (Exposure At Default) weighted average PD of Rabobank Group's total Advanced IRB portfolio was 1.29% (1.34%). It should be noted that this PD only reflects the extent to which the bank expects that customers can or cannot fulfil their contractual obligations, with the rating being non-cyclical in principle. The PD does not provide any indication as to the potential loss, as in many cases Rabobank Group has arranged for additional collateral. This is

reflected in the LGD (Loss Given Default), which also takes the possibility of restructuring into consideration. The LGD is defined as the best estimate of the economic loss that will result if the debtor is in default, expressed as a percentage of the EAD. As at 30 June 2010, the LGD percentage of Rabobank Group's total Advanced IRB portfolio was 23.2% (22.6%). The EAD of Rabobank Group's Advanced IRB portfolio stood at EUR 537 (501) billion as at 30 June 2010.

Structured credit and monoline insurers

Rabobank Group has a limited exposure to more structured investments in its trading and investment portfolios. This exposure amounted to EUR 7.6 (8.0) billion at 30 June 2010.

Structured credit exposure
in billions of euros mid-2010

Non-subprime RMBS	2.8
CDO/CLO and other corporate exposures	2.3
Commercial real estate	1.1
Other ABS	0.9
US subprime	0.3
ABS CDO	0.2



Structured credit exposure rating distribution
mid-2010

AAA	62%
AA	15%
A	15%
Below A	8%



Monoline insurers are counterparties in some credit default swaps used to hedge the credit risk attached to specific investments. The creditworthiness of a number of monoline insurers is under pressure, which was reflected also in the further downgrading of the ratings of these institutions. Counterparty risk arises in relation to these monoline insurers if the value of credit default swaps with these counterparties increases due to a decrease in the fair value of the underlying investments, or if other insured investments potentially lead to claims for payment being filed with the insurers. When calculating economic counterparty risk, timing aspects and the credit quality of the relevant investments are taken into consideration. At 30 June 2010, this total counterparty risk before provisions amounted to EUR 1,347 (1,321) million. The total provision stood at EUR 1,167 (1,138) million, therefore the remaining counterparty risk amounts to EUR 180 (183) million. As the bulk of the counterparty risk has been provided for, further downgrades will have only limited impact.

Partly due to the cautious economic recovery, only limited additional provisions needed to be formed, with a negative impact on net result of EUR 8 million after taxes.

Exposure to government bonds

In line with its risk profile, Rabobank Group has only very limited exposure in its investment and trading portfolios at 30 June 2010 to European government bonds that are currently perceived by the market as less creditworthy.

Country	Exposure (in millions of euros)
Greece	480
Italy	392
Spain	150
Ireland	149
Portugal	120

Funding and liquidity risk

The policy at Rabobank Group is that long-term lending is financed by funds entrusted by customers and long-term funding from the professional markets. Liquidity risk management is based on three pillars. The first pillar sets strict limits on the maximum outgoing cash flows of the wholesale banking business. This ensures that excessive dependence on the professional market is avoided. Under the second pillar, a large buffer of liquid assets is held. If necessary, these assets can be used to generate liquidity immediately by means of borrowing from central banks, by use in repo transactions or by being sold directly on the market. In anticipation of the tighter regulatory liquidity requirements, Rabobank Group built a liquidity portfolio comprising high-quality government bonds. This buffer of liquid assets, calculated on the

basis of guidelines issued by the regulator, stood at over EUR 125 billion at 30 June 2010, with available liquidity exceeding the requirement by 30% on average. The third pillar is to limit liquidity risk by pursuing a prudent funding policy that is designed to ensure that the financing requirements of group entities are met at an acceptable cost. Diversification of funding sources and currencies, flexibility of the funding instruments used, and an active investor relations function play an important role in this regard. This prevents Rabobank Group from becoming overly dependent on a single source of funding. The long-term funding budget for the full year 2010 was already realised in the first six months of the year. An amount of EUR 1.25 billion was raised by issuing Senior Contingent Notes, and the issue of Rabo Extra Ledenobligaties (member bonds) yielded EUR 900 million. Outstanding asset-backed commercial paper amounted to EUR 17.2 billion at 30 June 2010.

Methods used for measuring and managing liquidity risk include the CA/CL (core assets/ core liabilities) method. This analysis is based on the cash flow schedule of all assets and liabilities. Using various time horizons, a calculation is made of the assets, unused facilities and liabilities that are likely to appear on the balance sheet after running implied, carefully defined stress scenarios. The assets and liabilities that remain following the stress tests are defined as core assets and liabilities. The ratio of core assets to core liabilities is the liquidity ratio. Given the conservative weightings used, a ratio of less than 1.2 is considered adequate. The ratio was once again below the 1.2 mark in the scenarios used in the first half of 2010.

Working together towards a sustainable future

www.rabobank.com/csr

Rabobank Group wants to make an economic, social and ecological contribution to building a sustainable society. We have embedded this ambition in our Code of Conduct and in our general internal and external service provision principles. Corporate social responsibility is a pillar of our core activities. Rabobank Group is committed to creating more sustainability in value chains. We also set great store by sustainability in our own operations. As part of our commitment to society, Rabobank Group wants to encourage social cohesion within communities and to make financial services accessible to all.

Long-term prospects for sustainability and the cooperative

Sustainability is one of the pillars of Rabobank Group's business strategy. Among other things, the cooperative base is being looked at in the light of Rabobank's core values of respect, integrity, professionalism and sustainability as part of the development of a new long-term vision for Rabobank. In this context, sustainability is increasingly viewed as integral to the cooperative and its core banking activities.

Practical action based on Rabobank Group Code of Conduct

In addition to legislation, rules and regulations and external codes, the internal Rabobank Group Code of Conduct provides employees with a framework for how to act in a sustainable manner. This code of conduct is important as it serves as a platform for discussing dilemmas and as a basis for taking conscious action. During the first half of 2010, the Code of Conduct, how to act ethically and how to deal with dilemmas were incorporated in the management training given to senior management. Practical tools were also developed and made available to help employees make better decisions.

Developments in human rights policy

In June 2010, the Global Compact Network Netherlands published the final report of a study entitled 'How to do Business with Respect for Human Rights - A Guidance Tool for Companies'. This study looked at how ten Dutch companies deal with the Universal Declaration of Human Rights as adopted by the United Nations. Rabobank participated in this study, the report of which was made available at the UN Global Compact Leaders Summit in New York. In response to this study, Rabobank is continuing to develop its human rights policy on the basis of the Universal Declaration of Human Rights.

Balance and sustainability in pay and benefits policy

Rabobank has a prudent, restrained, sustainable pay and benefits policy that is in keeping with its identity as a cooperative and its associated focus on the long term. In connection with this, it believes that the variable element of pay in particular should be relatively limited. Furthermore, variable pay is based on a carefully considered mix of individual and collective performance targets (which strike a balance between commercial interests, customer care, efficiency and risk) and competency targets (relating to the long-term relationships between clients and the bank and between the bank and the individual employee). Moreover, during employee appraisals the emphasis is on qualities such as customer focus and teamwork, and specific attention is paid to the bank's long-term financial and CSR strategies. Rabobank

ensures that its pay and benefits policy complies with requirements of the Dutch Banking Code and the rules imposed by the Netherlands Authority for the Financial Markets (AFM).

A new collective bargaining agreement

In June 2010, a new collective bargaining agreement was concluded for the period from 1 February 2010 to 30 April 2011. This agreement covers some 42,000 employees working at local Rabobanks, Rabobank Nederland, Rabobank International, Orbay and Obvion. Besides a salary increase of 1.25% as of 1 August 2010, which is in line with the market, the collective labour agreement also contains arrangements concerning a number of matters that meet the call for greater flexibility and simplicity.

Main CSR themes

Pursuing a sound CSR policy is a strategic choice for Rabobank Group. Four CSR themes were defined in 2009:

- working together for a safe and sustainable food supply;
- contributing to clean production methods and sustainable energy;
- promoting economic participation and access to financial services; and
- supporting community involvement.

During the first half of 2010, key performance indicators were developed in order to provide a quantitative measure of the performance of individual group entities with respect to the main CSR themes. These indicators are currently in the process of being implemented for internal and external reporting purposes.

External assessments of non-financial performance

Several external assessments of Rabobank Group's performance in the areas of sustainability and CSR were conducted in the first half of 2010. Robeco subsidiary Sustainable Asset Management, for instance, conducted a benchmark study of banks included in the Dow Jones Sustainability Index. Other assessments were conducted by Sustainalytics, Vigeo, Oekom Research and the Dutch Fair Bank Guide (*Eerlijke Bankwijzer*). While the assessments consistently showed that Rabobank holds a leading position within the financial world, they also identified areas for improvement. Areas identified as strengths included ethics, social aspects and caring for employees, environmental performance, dealing responsibly with clients and suppliers, community involvement, and financing renewable energy. Areas for improvement related primarily to the disclosure of more information desired by external parties, such as information on environmental performance, the impact on nature and biodiversity, and the pay and benefits policy.

Food and Agribusiness Principles: a guideline for profitable, sustainable business practices

Enterprises that form part of agribusiness production chains are fundamentally dependent on natural resources. As the global population grows, the demand for food, natural resources and raw materials will also increase. The food and agri sector is contending with rising consumer demand for products from businesses that take account of the ecological, social and ethical consequences of their actions.

Rabobank Group has defined five Food and Agribusiness Principles: sufficient and safe food production, responsible natural resource management, socially responsible society to improve social well being, responsible treatment of animals, consumer and citizen awareness. These principles serve as a frame of reference for supporting clients that switch to more profitable, sustainable business practices. Such support is based on entering into a positive dialogue with clients and cooperation within the value chains.

Policy on value chains in lending activities

During the first half of 2010 a policy was formulated for dealing with ecological, social and ethical issues affecting the value chains. This policy forms part of Rabobank Group's lending process. Position papers summarising this policy can be found at www.rabobank.com/csr. The sections on the group entities contain further information on this matter.

Working towards creating sustainable value chains and promoting fair trade

At the start of 2010, Rabobank and the Fair Trade Initiative signed a Memorandum of Understanding setting out their intention to work together to promote sustainability in a number of sectors, including cocoa, soy, cotton and fish farming. Plans have also been developed to help poor farmers in developing countries organise themselves in cooperatives, so that they can produce their products in a more sustainable manner and supply them more easily to major buyers. For example, in the case of the cotton programme, funding support for cotton cultivation by small farmers is now provided on the basis of the criteria of the Better Cotton Initiative, in which a number of major international businesses are involved as buyers. The knowledge and experience of Rabobank Foundation and Rabobank International Advisory Services, both of which have actively supported organisations for small farmers for decades, can be put to particularly good use here.

A dialogue with civil society organisations

At the start of 2010, Greenpeace contacted Rabobank about a palm oil producer in Indonesia, which was alleged to have breached the RSPO (Round Table on Sustainable Palm Oil) criteria. Rabobank is represented on the RSPO Board and the palm oil producer in question is a member of the RSPO. Following this, Rabobank urged the RSPO Board to have the RSPO conduct careful investigations into such incidents. Action should be taken against companies that do not adhere to the RSPO principles.

In addition, Amnesty International informed Rabobank of its concerns about a company's oil extraction activities in Nigeria. A letter was sent to Rabobank calling on it, in its capacity as an investor, to express its displeasure with the company over this matter. However, Rabobank does not invest directly in the company in question. Following consultations with Amnesty International, Robeco promised to enter into a dialogue with the company.

Promoting efficient use of natural resources in financial services

During the first six months of 2010, further work was done on developing a quantitative method that enables the resource efficiency of clients to be taken into consideration in lending and investment decisions, based on the expectation that the costs and risks associated with the use of natural resources, such as energy, will affect the activities of businesses to an increasing extent. Specific tools based on this method are currently being developed. More information on energy saving and energy efficiency can be found in the sections on the group entities.

Financing sustainable electricity

In the first half of 2010, the Dutch Fair Bank Guide published a study of sustainable electricity funding by ten Dutch banks. The study revealed that Rabobank was the biggest backer of sustainably generated electricity among the banks covered by the study. A total of 83% of the financing that Rabobank provides to the electricity sector is granted to sustainable projects.

The efficient use of renewable energy is also encouraged through products and services. More information on this matter can be found in the sections on the group entities.

Investing in new production methods and clean technology

In December 2009, Rabobank launched the Dutch Greentech Fund (DGF) in association with Wageningen University, Delft University of Technology and World Wildlife Fund (WWF). The DGF invests up to EUR 2.5 million in Dutch start-ups that develop clean technologies and processes that make value chains more sustainable. During the first half of 2010, the DGF received a total of 100 applications for capital, half of which were obtained through local Rabobanks.

Reducing environmental impact of our own business processes

Rabobank strives to promote sustainability and the efficient use of renewable energy in its own business processes too. During the first six months of 2010, Rabobank introduced various measures, particularly in the area of mobility, energy savings and purchasing, as part of its objective to reduce carbon emissions.

These measures included a new car leasing scheme. The new scheme is a revised version of the existing scheme under which only energy-efficient lease cars can be selected. Under the new scheme, lease cars must comply with a standard for absolute carbon emissions.

Employees who are eligible for lease cars can now choose from a selection of cars with carbon emissions that do not exceed a fixed maximum emission standard per job category. This is expected to cut carbon emissions from new lease cars by 6% per year. In addition, the standard for absolute carbon emissions will be reduced each year in line with technological advances.

Another measure is the energy reduction programme in which Rabobank Nederland and almost all the local Rabobanks participate. As part of this programme, 23 energy performance recommendations were issued to improve the energy efficiency of buildings. More than 90 performance recommendations are planned for local Rabobanks and Rabobank Nederland for 2010. Specific energy saving targets are also being pursued or prepared at other Rabobank Group entities.

Furthermore, Rabobank switched to a new type of paper, based to a great extent on energy considerations and environmental impact. The ecological impact of this paper is around one-fifth of the impact of the paper previously used by Rabobank. Three-quarters of the range of items available in Rabobank Nederland's staff canteens are organic. Sustainability criteria have now been developed for several purchasing categories, and the aim is to introduce sustainability criteria for all relevant categories by the end of 2010.

Interim financial information

Condensed statement of financial position

In millions of euros	30-Jun-2010	31-Dec-2009	30-Jun-2009
Assets			
Cash and cash equivalents	**9,356**	16,565	15,089
Due from other banks	**34,095**	35,641	35,655
Trading financial assets	**12,782**	12,761	10,632
Other financial assets at fair value through profit and loss	**10,037**	9,122	8,024
Derivative financial instruments	**63,578**	39,091	45,043
Loans to customers	**454,773**	433,870	435,811
Available-for-sale financial assets	**60,652**	33,349	35,556
Held-to-maturity financial assets	**241**	418	501
Investments in associates	**3,898**	4,056	3,945
Intangible assets	**3,936**	3,736	3,741
Property and equipment	**6,156**	6,124	5,987
Investment properties	**1,291**	1,363	1,039
Current tax assets	**352**	240	215
Deferred tax assets	**1,220**	1,174	1,448
Employee benefits	**1,765**	1,467	783
Other assets	**11,715**	8,721	11,892
Total assets	**675,847**	607,698	615,361

In millions of euros	30-Jun-2010	31-Dec-2009	30-Jun-2009
Liabilities			
Due to other banks	**27,623**	22,429	25,696
Due to customers	**297,765**	286,338	284,908
Debt securities in issue	**192,417**	171,752	169,060
Derivative financial instruments and other trade liabilities	**72,441**	48,765	55,454
Other debts	**9,999**	8,083	11,039
Other financial liabilities at fair value through profit and loss	**30,144**	27,319	27,672
Provisions	**1,080**	1,095	919
Current tax liabilities	**494**	468	271
Deferred tax liabilities	**612**	489	506
Employee benefits	**461**	500	566
Subordinated debt	**2,350**	2,362	2,417
Total liabilities	**635,386**	569,600	578,508
Total equity	**40,461**	38,098	36,853
Total equity and liabilities	**675,847**	607,698	615,361

Condensed consolidated statement of income

In millions of euros	First half 2010	First half 2009
Interest	**4,332**	3,885
Commission	**1,413**	1,216
Other results	**723**	1,321
Total income	**6,468**	6,422
Staff costs	**2,362**	2,266
Other administrative expenses	**1,278**	1,337
Depreciation and amortisation	**266**	257
Operating expenses	**3,906**	3,860
Value adjustments	**569**	1,119
Operating profit before taxation	**1,993**	1,443
Taxation	**332**	127
Net profit	**1,661**	1,316
Of which attributable to Rabobank Nederland and local Rabobanks	**1,198**	938
Of which attributable to holders of Rabobank Member Certificates	**151**	160
Of which attributable to Capital Securities	**240**	96
Of which attributable to Trust Preferred Securities III to VI	**36**	45
Of which attributable to non-controlling interests	**36**	77
Net profit for the period	**1,661**	1,316

Consolidated statement of comprehensive income

In millions of euros	First half 2010	First half 2009
Net profit	1,661	1,316
Arising in the period (after taxation):		
Foreign currency translation reserves		
Currency translation differences	461	23
Revaluation reserve - Available-for-sale financial assets		
Changes in associates	147	(13)
Fair value changes	64	(35)
Amortisation of reclassified assets	70	96
Transferred to profit or loss	214	421
Revaluation reserve - Associates		
Fair value changes	(14)	(16)
Revaluation reserve - Cash flow hedges		
Fair value changes	(4)	(14)
Non-controlling interests		
Currency translation differences	346	(29)
Changes in AFS revaluation reserve	(6)	3
Total other comprehensive income	1,278	436
Total comprehensive income	2,939	1,752
Of which attributable to Rabobank Nederland and local Rabobanks	2,136	1,400
Of which attributable to holders of Rabobank Member Certificates	151	160
Of which attributable to Capital Securities	240	96
Of which attributable to Trust Preferred Securities III to VI	36	45
Of which attributable to non-controlling interests	376	51
Total comprehensive income	2,939	1,752

Consolidated statement of changes in equity

In millions of euros	Equity of Rabobank Nederland and local Rabobanks	Rabobank Member Certificates	Capital Securities and TPS	Non-controlling interests	Total
At 1 January 2009	20,074	6,236	3,510	3,639	33,459
Total comprehensive income	1,400	160	141	51	1,752
Attributable to Rabobank Member Certificates, Trust Preferred Securities III to VI (TPS) and Capital Securities	-	(160)	(141)	-	(301)
Issue of Capital Securities	-	-	2,647	-	2,647
Share premium	-	-	(527)	-	(527)
Other	(185)	39	48	(79)	(177)
At 30 June 2009	21,289	6,275	5,678	3,611	36,853
At 1 January 2010	22,178	6,315	6,182	3,423	38,098
Total comprehensive income	2,136	151	276	376	2,939
Attributable to Rabobank Member Certificates, Trust Preferred Securities III to VI (TPS) and Capital Securities	-	(151)	(276)	-	(427)
Other	(283)	43	155	(64)	(149)
At 30 June 2010	24,031	6,358	6,337	3,735	40,461

Condensed consolidated statement of cash flows

In millions of euros	30 June 2010	30 June 2009
Operating profit before taxation	**1,993**	1,443
Non-cash items through operating profit before taxation	**574**	604
Net change in operating assets	**(37,252)**	15,845
Net change in liabilities relating to operating activities	**56,426**	(16,352)
Other	**(2,745)**	3,628
Net cash flow from operating activities	**18,996**	5,168
Net cash flow from investing activities	**(27,850)**	(3)
Net cash flow from financing activities	**1,645**	2,819
Net change in cash and cash equivalents	**(7,209)**	7,984
Cash and cash equivalents at 1 January	**16,565**	7,105
Cash and cash equivalents at 30 June	**9,356**	15,089

Notes to the interim financial information

General
The consolidated interim financial information of Rabobank Group have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union, and are presented in conformity with IAS 34 Interim Financial Reporting. Unless otherwise stated, all amounts are in millions of euros.

For the publication of its interim financial information, Rabobank Group has opted for the alternative of presenting condensed versions of its consolidated statement of financial position, its consolidated statement of income, its consolidated statement of changes in equity and its consolidated statement of cash flows.

Up to and including the financial year 2009, amortisation of actuarial gains and losses from defined benefit schemes, subject to the provisions of IAS 19.58 was recognised within staff costs. This amortisation has been included in other results since 2010. The reason for this change in disclosure is to provide a better view of staff costs if they are not dependent on developments in the financial markets. The amortisation amounted to 165 for the first six months of 2009 (first six months of 2010: nil). Insofar as other insights implied the need for reclassifications, the comparative figures have been restated.

Use of estimates
The preparation of the consolidated interim financial statements requires management to make estimates and assumptions that affect the amounts reported for assets and liabilities, and the reporting of contingent assets and liabilities at the date of the consolidated interim financial statements, as well as the amounts reported for income and expenses during the reporting period. In determining the provision for doubtful debts, the fair value of assets and liabilities, and impairments, situations are assessed based on available financial data and information. Although management bases its estimates on the most careful assessment of current circumstances and actions, actual results may differ from these estimates.

Securities issues in the first half of 2010
Rabobank Nederland issued 1,250 in Senior Contingent Notes in the first six months of 2010. Interest on these Notes is 6.875% per annum, which will be paid every year on 19 March (19 March 2010 being the issue date), starting on 19 March 2011. The Notes will be redeemed after ten years unless Rabobank's equity capital ratio[10] has dropped below the 7% mark at two base dates. Rabobank will then have the right to write down 75% of the face value and investors will receive a direct payment of 25% of the face value. The Senior Contingent Notes have been issued to strengthen equity where needed; they are recognised within debt securities in issue.

In addition, Rabobank Nederland issued 900 in Rabo Extra Ledenobligaties member bonds in the first half of 2010. The bonds, which have a face value of EUR 100 each, come with an interest rate of 3.5% per annum and a 47-month maturity (to 30 December 2013). During the term to maturity, Rabobank has the right, at four annual conversion dates, to convert a quarter of the original face value into a single *RabobankLedencertificaat*, a member certificate. Rabobank does not have this right unless the trading price of the Rabobank member

10 The equity capital ratio, i.e. the ratio retained earnings and Rabobank Member Certificates to risk-weighted assets, stood at 13.5% (12.5%).

certificates is EUR 24 or higher. If Rabobank does not, or is not allowed to, avail itself of this right on the conversion date in question, EUR 25 of the face value of each Rabo Extra Ledenobligatie member bond will be distributed in cash. Rabo Extra Ledenobligaties member bonds are recognised within debt securities in issue.

New acquisitions

Rabobank invested capital in the Napa Community Bank in the United States in the first half of 2010. The total capital expenditure involved was approximately 19.

New and amended IFRSs

In 2010, Rabobank applied Interpretations IFRIC 12, IFRIC 15, IFRIC 16, IFRIC 17 and IFRIC 18 as well as amended Standards IFRS 1, IFRS 2, IFRS 3, IAS 27 and IAS 39. The bank also applied the improvements to the IFRSs.

IFRIC 12 *Service Concession Arrangements* is effective for financial years beginning on or after 1 January 2010. This Interpretation addresses the measurement and recognition by operators of public-to-private service concession arrangements. As Rabobank does not qualify as an operator, this interpretation does not apply.

IFRIC 15 *Agreements for the Construction of Real Estate* is effective for financial years beginning on or after 1 January 2010. IFRIC 15 provides guidance on the accounting for revenue and associated expenses by entities that undertake the construction of real estate. This Interpretation does not have a material effect on earnings or equity.

IFRIC 16 *Hedges of a Net Investment in a Foreign Operation* is effective for financial years beginning on or after 1 January 2010. This Interpretation provides guidance on the accounting for hedging of currency risks on net investments in foreign operations. This Interpretation does not affect earnings or equity.

IFRIC 17 *Distributions of Non-cash Assets to Owners* is effective for financial years beginning on or after 1 January 2010. An entity may distribute non-cash assets as dividends to its owners. An entity may also give its owners a choice of receiving either non-cash assets or a cash alternative. IFRIC 17 provides guidance on how to account for such distributions. This Interpretation does not apply to Rabobank.

IFRIC 18 *Transfer of Assets from Customers* is effective for financial years beginning on or after 1 January 2010. IFRIC 18 clarifies the IFRS rules for the accounting for agreements in which an entity receives from a customer an item of property, plant and equipment (or a payment for such an item) that the entity must then use either to connect the customer to a network or to provide the customers with ongoing access to a supply of goods or services, such as electricity, gas or water. This Interpretation does not apply to Rabobank.

The amendment to IFRS 1 *First-time Adoption of International Financial Reporting Standards* is effective for financial years beginning on or after 1 January 2010. The amendment to IFRS 1 does not apply to Rabobank.

The amendment to IFRS 2 *Share-based Payment* is effective for financial years beginning on or after 1 January 2010. The amendment to IFRS 2 does not apply to Rabobank.

The amendment to IFRS 3 *Business Combinations* is effective for financial years beginning on or after 1 January 2010. The amendment addresses the accounting for business combinations. This amendment does not affect earnings, equity or presentation in the first half of 2010.

The amendment to IAS 27 *Consolidated and Separate Financial Statements* is effective for financial years beginning on or after 1 January 2010. The proposed amendments to IAS 27 require that a change in ownership interest of a subsidiary (without loss of control) is accounted for as an equity transaction. This would include non-controlling interests. Therefore, such transactions will not give rise to a gain or a loss. This amendment does not affect earnings, equity or presentation.

The amendment to IAS 39 *Financial Statements: Recognition and Measurement* is effective for financial years beginning on or after 1 January 2010. This amendment involves hedged items. This amendment does not affect earnings, equity or presentation.

Of the new Standards that have been issued by the IAS Board but are not yet effective, IFRS 9 *Financial Instruments* is the most important to Rabobank. The impact of IFRS 9 is still being studied.

Accounting policies

Taking due account of the new and amended IFRSs, the significant accounting policies used in preparing the consolidated 2009 financial statements and the present interim financial information have been summarised below.

Group financial statements

Subsidiaries

Subsidiaries and other entities (including special-purpose entities over which Rabobank exercises control, directly or indirectly) are consolidated. The assets, liabilities and results of these entities are consolidated in full.

Subsidiaries are consolidated from the date on which Rabobank obtains control, and cease to be consolidated on the date that this control ends. Any intra-group transactions, balances and unrealised gains and losses on transactions between Rabobank Group entities are eliminated for consolidation purposes.

Internal liability (cross-guarantee system)

A number of corporate entities forming part of Rabobank Group stand surety for one another within the meaning of the Dutch Financial Supervision Act. This arrangement stipulates that, in the event of a participating entity not having sufficient financial resources to meet its obligations to creditors, the other participating entities have to provide sufficient financial resources to the aforementioned entity so that it is able to meet these obligations.

The participating entities are:
- The local member banks of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
- Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Amsterdam
- Rabohypotheekbank N.V., Amsterdam
- Raiffeisenhypotheekbank N.V., Amsterdam
- Schretlen & Co N.V., Amsterdam
- De Lage Landen International B.V., Eindhoven
- De Lage Landen Financiering B.V., Eindhoven
- De Lage Landen Trade Finance B.V., Eindhoven
- De Lage Landen Financial Services B.V., Eindhoven

Joint ventures

The interests of Rabobank in entities where control is shared are consolidated proportionally. With this method, Rabobank includes its share of the income and expenses, assets and liabilities, and cash flows of the various joint ventures in the relevant items of its financial statements.

Investments in associates

Investments in associates are recognised using the equity method. With this method, Rabobank's share of the profits and losses of an associate – subject to Rabobank's accounting policies – (after the acquisition) is recognised in profit and loss, and its share of the changes in reserves after the acquisition is recognised in reserves. Any cumulative changes after acquisition are adjusted to the cost of the investment.

Associates are entities over which Rabobank has significant influence and in which it usually holds between 20% and 50% of the voting rights but over which it does not exercise control. Unrealised gains on transactions between Rabobank and its associates are eliminated in

proportion to the size of Rabobank's interest in the associates. Unrealised losses are also eliminated unless the transaction indicates that an impairment loss should be recognised on the asset transferred.

Investments by Rabobank in associates include the goodwill acquired. If Rabobank's share in the losses of an associate equals or exceeds its interest in the associate, Rabobank will not recognise any more losses of the associate unless Rabobank has given undertakings or made payments on behalf of this associate.

Derivative financial instruments and hedging

General

Derivative financial instruments generally comprise foreign currency contracts, currency and interest rate futures, forward rate agreements, currency and interest rate swaps, and currency and interest rate options (written as well as acquired). Derivative financial instruments might be traded on an exchange or as over-the-counter (OTC) instruments between Rabobank and a client. All derivative financial instruments are recognised at fair value. The fair value is determined using listed market prices, prices offered by traders, cash-flow discounting models and option valuation models based on current market prices and contracted prices for the underlying instruments, as well as the time value of money, yield curves and the volatility of the underlying assets and liabilities. Derivative financial instruments are included under assets if their fair value is positive and under liabilities if their fair value is negative.

Derivative financial instruments embedded in other financial instruments are treated separately if their risks and characteristics are not closely related to those of the underlying derivative contract and this contract is not classified at fair value through profit and loss.

Instruments not used for hedging

Realised and unrealised gains and losses on derivative financial instruments classified by Rabobank as held for trading are recognised under trading income.

Hedging instruments

Rabobank also uses derivative financial instruments as part of statement of financial position control to manage its interest rate risks, credit risks and foreign currency risks. Rabobank makes use of the possibilities provided by the EU through the carve-out in IAS 39. The carve-out facilitates the application of fair value portfolio hedge accounting to certain positions. Buckets are used to measure effectiveness.

On the date of concluding a derivative contract, Rabobank can designate certain derivative financial instruments as (1) a hedge of the fair value of an asset or liability in the statement of financial position (fair value hedge), as (2) a hedge of future cash flows attributable to an asset or liability in the statement of financial position, an expected transaction or a non-current liability (cash flow hedge), or as (3) a hedge of a net investment in a foreign entity (net investment hedge). Hedge accounting can be applied for derivative financial instruments designated in this manner if certain criteria are met. These criteria include:

- Formal documentation of the hedging instrument, the hedged item, the objective of the hedge, the hedging strategy and the hedge relationship before applying hedge accounting;
- The hedge is expected to be very effective (in a range of 80% to 125%) in offsetting changes in the hedged item's fair value or cash flows attributable to the hedged risks during the entire reporting period; and
- The hedge is continuously very effective from inception onwards.

Changes in the fair value of derivative financial instruments that are designated as fair value hedges and are effective in relation to the hedged risks are recognised in profit and loss, together with the corresponding changes in the fair value of the assets or liabilities hedged against the risks in question.

If the hedge no longer meets the criteria for hedge accounting (according to the fair value hedge model), any adjustment to the carrying amount of a hedged interest-bearing financial instrument is amortised through profit and loss until the end of the hedged period.
Any adjustment to the carrying amount of a hedged equity instrument is recognised under equity until disposal of the equity instrument.

Changes in the fair value of derivative financial instruments that are designated and qualify as cash flow hedges and that are highly effective in relation to the hedged risks are recognised in the hedging reserve included under equity. The non-effective part of the changes in the fair values of the derivative financial instruments is recognised in profit and loss.

If the forecast transaction or the non-current liability results in the recognition of a non-financial asset or a non-financial liability, any deferred gain or loss included in equity is restated to the initial carrying amount (cost) of the asset or the liability. In all other cases, deferred amounts included in equity are taken to the statement of income and are classified as income or expenses in the periods in which the hedged non-current liability or the forecast transaction had an effect on profit and loss.

Certain derivative contracts, although they are economic hedges in relation to the managed risk positions taken by Rabobank, do not qualify for hedge accounting under the specific IFRS rules. These contracts are therefore treated as derivative trading financial instruments.

Trade liabilities and other liabilities at fair value through profit and loss

Trade liabilities

Trade liabilities are mainly negative fair values of derivative financial instruments and delivery obligations arising on short selling of securities. Securities are sold short to realise gains from short-term price fluctuations. The securities needed to settle the short selling are acquired through securities leasing or sale and securities repurchase agreements. Securities sold short are recognised at fair value at the reporting date.

Other liabilities at fair value through profit and loss

Other liabilities at fair value through profit and loss include certain financial liabilities that Rabobank does not intend to sell, but which it accounted for at fair value on initial recognition. Changes in the fair value of these financial liabilities are recognised in profit and loss for the period in which they arise.

Trading financial assets

Trading financial assets are acquired to realise gains from short-term fluctuations in the prices or margins of traders, or form part of a portfolio that regularly generates short-term gains.

These assets are stated at fair value based on quoted bid prices. Any realised and unrealised gains and losses are included under 'Trading income'. Interest earned on trading financial assets is recognised as interest income.

Dividends received on trading financial assets are recognised as 'Trading income'.

All purchases and sales of trading financial assets that have to be delivered within a period prescribed by regulations or market convention are recognised at the transaction date.
Other trading transactions are recognised as derivative financial instruments until the date of settlement.

Non-trading financial assets and liabilities at fair value through profit and loss

Rabobank has opted to classify financial instruments not acquired or entered into for realising gains from short-term fluctuations in traders' prices or margins at fair value through profit and loss. These financial assets, including venture capital, are carried at fair value.

Management designates financial assets and liabilities to this category upon initial recognition if any or all of the following criteria are met:

- Such a designation eliminates or substantially reduces any inconsistent treatment that would otherwise have arisen upon valuation of the assets or liabilities or recognition of profits or losses on the basis of different accounting policies;
- The assets and liabilities belong to a group of financial assets and/or financial liabilities that are managed and assessed on the basis of their fair value in accordance with a documented risk management or investment strategy;
- The financial instrument contains an embedded derivative financial instrument, unless the embedded derivative financial instrument does not significantly affect the cash flows or if it is evident, after limited analysis or no analysis at all, that separate recognition is not required.

Interest earned on assets with this classification is recognised as interest income and interest due on liabilities with this classification is recognised as interest expense. Any other realised and unrealised gains and losses on revaluation of these financial instruments at fair value are included under 'Income from other financial assets and liabilities'.

Day 1 profit

Discrepancies between the transaction price and fair value may arise if valuation techniques are applied at the time of the transaction. Such a discrepancy is referred to as Day 1 profit. Rabobank recognises this profit directly under 'Trading income' provided that the valuation technique is based on observable data inputs (from active markets). If unobservable data inputs were used, the Day 1 profit is amortised over the term of the transaction and recognised under 'Other debts'. Profit is subsequently accounted for if the financial instrument in question is sold or if the data input has subsequently become observable.

Available-for-sale financial assets

Management determines the appropriate classification of a financial asset on the date of acquisition. Financial assets that are intended to be held indefinitely and that could be sold for liquidity purposes or in response to changes in interest rates, exchange rates or share prices are classified as available for sale.

Available-for-sale financial assets are initially recognised at costs and immediately revalued at fair value based on quoted bid prices or values derived from cash flow models. The fair values of unlisted equity instruments are estimated based on appropriate price/earnings ratios, adjusted to reflect the specific circumstances of the respective issuers. Any unrealised gains and losses from changes in the fair value of available-for-sale financial assets are recognised in equity unless they relate to amortised interest. If such financial assets are disposed of or suffer impairment losses, the adjustments to fair value are recognised in profit and loss.

At each reporting date, management assesses whether there are objective indications of impairment of available- for-sale assets. An investment is impaired if its cost permanently exceeds its recoverable amount, i.e. its fair value is permanently or significantly lower than its cost. The recoverable amount of investments in unlisted equity instruments is determined using approved valuation methods, whereas the recoverable amount of listed financial assets is determined on the basis of market value. These listed assets are deemed to be impaired if there are objective indications that the market value has decreased to such a degree that no reasonable assumptions can be made that the value will recover to carrying amount in the foreseeable future. If the impairment of an available-for-sale asset diminishes in a subsequent period and the diminution can be objectively attributed to an event that occurred after the impairment, the impairment is reversed through profit and loss. This does not apply to investments in equity instruments whereby an increase in value after impairment is accounted for as a revaluation.

All purchases and sales made in accordance with standard market conventions for available-for-sale financial assets are recognised at the transaction date. All other purchases and sales are recognised at the settlement date.

Held-to-maturity financial assets

Financial assets with fixed terms and cash flows are classified as held-to-maturity financial assets, provided management intends to keep them for their full terms and is in a position to do so. Management determines the appropriate classification for its investments on their acquisition dates.

Held-to-maturity financial assets are carried at amortised cost based on the effective interest method, net of provisions for impairment losses. Interest earned on held-to-maturity financial assets is recognised as interest income. All purchases and sales made in accordance with standard market conventions for held-to-maturity financial assets are recognised at the date of settlement. All other purchases and sales are recognised as forward derivative contracts until their dates of settlement.

Repurchase agreements and reverse repurchase agreements

Financial assets that are sold subject to related sale and repurchase agreements are included in the financial statements under 'Trading financial assets' and 'Available-for-sale financial assets'. The liability to the counterparty is included under 'Due to other banks' and 'Due to customers', depending on the application.

Financial assets acquired under reverse sale and reverse repurchase agreements are recognised as Due from other banks, or Loans to customers, depending on the application. The difference between the selling price and repurchasing price is recognised as interest income or interest expense over the term of the agreement, based on the effective interest method.

Securitisations and other derecognition constructions

Rabobank securitises, sells and carries various financial assets. Those assets are sometimes sold to special-purpose entities ('SPEs'), which then issue securities to investors. Rabobank has the option of retaining an interest in sold securitised financial assets in the form of subordinated interest-only strips, subordinated securities, spread accounts, servicing rights, guarantees, put options and call options, and other constructions.

A financial asset (or a portion of it) is derecognised if:
- The rights to the cash flows from the asset expire;
- The rights to the cash flows from the asset and a substantial portion of the risks and benefits of ownership of the asset are transferred;
- A commitment to transfer the cash flows from the asset is presumed and a substantial portion of the risks and benefits are transferred;
- Not all the economic risks and benefits are retained or transferred; however, control over the asset is transferred.

If Rabobank retains control over the asset but does not retain a substantial portion of the rights and benefits, the asset is recognised in proportion to the continuing involvement of Rabobank. A related liability is also recognised to the extent of Rabobank's continuing involvement. The recognition of changes in the value of the liability corresponds to the recognition of changes in the value of the asset.

If a transaction does not meet the above conditions for derecognition, it is recognised as a loan for which security has been provided. To the extent that the transfer of a financial asset does not qualify for derecognition, the transfer does not result in Rabobank's contractual rights being separately recognised as derivative financial instruments if recognition of these instruments and the transferred asset, or the liability arising on the transfer, were to result in double recognition of the same rights or obligations.

Gains and losses on securitisations and sale transactions depend partly on the previous carrying amounts of the financial assets transferred. These are allocated to the sold and retained interests based on the relative fair values of these interests at the date of sale. Any gains and losses are recognised through profit and loss at the time of transfer.

The fair value of the sold and retained interests is based on quoted market prices or calculated as the present value of the future expected cash flows, using pricing models that take into account various assumptions such as credit losses, discount rates, yield curves, payment frequency and other factors.

Rabobank decides whether the SPE should be included in the consolidated financial statements. For this purpose, it performs an assessment of the SPE by taking a number of factors into consideration, including the activities, decision-making powers and the allocation of the benefits and risks associated with the activities of the SPE.

Cash and cash equivalents

Cash equivalents are highly liquid short-term investments held to meet current obligations in cash, rather than for investments or other purposes. Such obligations have outstanding terms of less than 90 days at inception. Cash equivalents are readily convertible to known amounts of cash and subject to an insignificant risk of changes in value.

Netting of financial assets and liabilities

Financial assets and liabilities are set off and the net amount is transferred to the statement of financial position if a legal right to set off the recognised amounts exists and it is intended to settle the expected future cash flows on a net basis, or to realise the asset and settle the liability simultaneously. This mainly concerns netting off of current account balances. The set-off of taxes is discussed in the section Tax.

Foreign currencies

Foreign entities

Items included in the financial statements of each entity in Rabobank Group are carried in the currency that best reflects the economic reality of the underlying events and circumstances that are relevant for the entity ('the functional currency'). The consolidated financial statements are presented in euros, which is the parent company's functional currency.

Gains, losses and cash flows of foreign entities are translated into the presentation currency of Rabobank at the exchange rates ruling at the transaction dates, which is approximately equal to the average exchange rates. For purposes of the statement of financial position, they are translated at closing rates. Translation differences arising on the net investments in foreign entities and on loans and other currency instruments designated as hedges of these investments are recognised in equity. If a foreign entity is sold, any such translation differences are recognised in profit and loss as part of the gain or loss on the sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are recognised as assets and liabilities of the foreign entity and are translated at the closing rate.

Transactions in foreign currencies

Transactions in foreign currencies are translated into the functional currency at the exchange rates ruling at the transaction dates. Translation differences arising on the settlement of such transactions or on the translation of monetary assets and liabilities denominated in foreign currencies are recognised in profit and loss, unless they are recognised in equity as qualifying net investment hedges.

Translation differences on debt securities and other monetary financial assets carried at fair value are included under foreign exchange gains and losses. Translation differences on non-monetary items such as equity instruments held for trading are recognised as part of the fair value gains or losses. Translation differences on available-for-sale non-monetary items are included in the revaluation reserve reported under equity.

Interest
Interest income and expense for all interest-bearing instruments is recognised in profit and loss on an accrual basis, with the effective interest method being applied. Interest income includes coupons relating to fixed-interest financial assets and trading financial assets, as well as the cumulative premiums and discounts on government treasury securities and other cash equivalent instruments. If any loans suffer impairment losses, they are written down to their recoverable amounts and the interest income recognised henceforth is based on the discount rate for calculating the present value of the future cash flows used to determine the recoverable amounts.

Commission
Income from asset management activities consists mainly of unit trust, fund management commission and administration. Income from asset management and insurance brokerage is recognised as earned once the services have been provided.

Commision income is generally recognised on an accrual basis. Commission received for negotiating a transaction, or taking part in the negotiations, on behalf of third parties, e.g. the acquisition of a portfolio of loans, shares or other securities, or the sale or purchase of companies, are recognised upon completion of the underlying transactions.

Loans to customers and due from other banks
Loans to customers and due from other banks are non-derivative financial instruments with fixed or defined payments, not listed on an active market, apart from such assets that Rabobank classifies as held for trading, at fair value on initial recognition with changes recognised through profit and loss, or as available for sale. These loans and receivables are measured at amortised cost, including transaction costs.

Loans are subject to either individual or collective impairment tests. A value adjustment, an allowance for loan losses, is recognised if there is objective evidence that Rabobank will not be able to collect all amounts due under the original terms of the contract. The amount of the allowance is the difference between the carrying amount and the recoverable amount, which is the present value of expected cash flows, including amounts recoverable under guarantees and sureties, discounted at the original effective rate of interest of the loans.

The allowance for loan losses includes losses if there is objective evidence that losses are attributable to some portions of the loan portfolio at the reporting date. Examples of objective evidence impairments are:
- Significant financial problems on the part of the borrower;
- Default in making interest and/or redemption payments on the part of the borrower;
- Loan renegotiations;
- Possibility of bankruptcy of, or financial reorganisation at, the borrower;
- Changes in borrowers' payment status;
- Changes in economic circumstances that could cause the borrower to default.

Losses are estimated based on the historical pattern of losses for each separate portion, the credit ratings of the borrowers, and taking into account the current economic conditions under which the borrowers conduct their activities. The carrying amount of the loans is reduced through the use of a provision account and the loss is taken to the statement of income. If a loan is not collectible, it is written off from the related allowance for loan losses. Any amounts subsequently collected are included under the item 'Value adjustments' in the statement of income.

In its role as relationship bank, Rabobank will try to prevent the risk of default of payment on the part of the customer through adequate credit management, regular consultations with the customer and taking timely action. If despite these efforts a customer defaults on payment, Rabobank will attempt to restructure the loan instead of realising the collateral as long as it sees prospects for continuity. This may result in payments being rescheduled, new terms attached to the loan agreed or additional collateral obtained. As soon as the prospects

for continuity have recovered, the loan is no longer considered impaired (not fully collectible). Management continually assesses these renegotiated loans to ensure that all criteria are satisfied with a view to expected future cash flows.

At each reporting date, management assesses whether there is objective evidence of impairment of reclassified loans that were previously recognised as available-for-sale assets. If so, the revaluation reserve is recognised in the 'Net income from other financial assets and liabilities classified as at fair value through profit or loss'. The loan is subsequently remeasured at the present value of the future cash flows at the effective rate of interest at the inception of the contract and is also recognised in 'Net income from other financial assets and liabilities classified at fair value through profit or loss'.

Intangible assets

Goodwill

Goodwill is the amount by which the acquisition price paid for a subsidiary or associate exceeds the fair value on the acquisition date of Rabobank's share of the net assets and the contingent liabilities of the entity acquired. When non-controlling interests are purchased, any positive and negative differences between the cost and the carrying amount are recognised within equity. Impairment tests are performed annually or – if indications so dictate – more frequently to determine whether impairment has occurred.

Software development costs

Costs related to the development or maintenance of software are recognised as an expense at the time they are incurred. Costs directly incurred in connection with identifiable and unique software products over which Rabobank has control and that will probably provide economic benefits exceeding the costs for longer than a year are recognised as intangible assets. Direct costs include the employee expenses of the software development team, financing and an appropriate portion of the relevant overhead.

Expenditures that improve the performance of software compared with their original specifications are added to the original cost of the software. Software development costs are recognised as assets and amortised on a straight-line basis over a period not exceeding five years.

Insurance contracts acquired as part of a business combination or upon portfolio transfer, and other intangible assets

The fair value (present value of expected future cash flows) of contractual insurance rights and obligations is capitalised within intangible assets and amortised over the term of the contract, which is generally between two and five years. The other intangible assets are amortised over their useful lives.

Each year, Rabobank performs an impairment test based on expected future cash flows. An impairment loss is recognised if the expected future profits do not justify the carrying amount of the asset.

Impairment losses on goodwill

Each year at year-end goodwill is tested for impairment by comparing the recoverable amount of cash-flow generating units with their carrying amount. The higher of value in use on the one hand and fair value less selling costs on the other determines the recoverable amount. The definition of cash-flow generating units depends on the type of company acquired.

The recoverable amount of a cash-flow generating unit is arrived at by determining the present value of the expected future cash flows of the cash-flow generating unit in question at the interest rate before tax. The main assumptions used in the cash-flow model depend on the input data which reflect different financial and economic variables, such as the risk-free interest rate in a country and a premium reflecting the inherent risk of the entity concerned. The variables are determined subject to review by management.

Impairment losses on intangible assets

At each reporting date, Rabobank assesses whether there is evidence of impairment of other intangible assets. If such evidence exists, impairment tests are carried out to determine whether the carrying amount of the other intangible assets is fully recoverable. An impairment loss is recognised if the carrying amount of an asset exceeds its recoverable amount. Goodwill and software under development are tested for impairment each year at the reporting date or more frequently if evidence of impairment exists.

Property and equipment

Equipment (for own use) is recognised at historical cost net of accumulated depreciation and impairments if applicable. Property (for own use) represents mainly offices and is also recognised at cost less accumulated depreciation and impairments if applicable.

Straight-line deprecation is applied to these assets in accordance with the schedule below. Each asset is depreciated to its residual value over its estimated useful life:

- Land — Not depreciated
- Buildings — 25 - 40 years
- Equipment, including
  - computer equipment — 1 - 5 years
  - other equipment and vehicles — 3 - 8 years

Each year, Rabobank assesses whether there is evidence of impairment of property and equipment. If the carrying amount of an asset exceeds its estimated recoverable amount, the carrying amount is written down immediately to the recoverable amount. Gains and losses on the disposal of items of property and equipment are determined in proportion to their carrying amounts and taken into account when determining the operating result. Repair and maintenance work is charged to profit and loss at the time the relevant costs are incurred. Expenditures on extending or increasing the rewards from land and buildings compared with their original rewards are capitalised and subsequently depreciated.

Investment properties

Investment properties, mainly office buildings, are held for their long-term rental income and are not used by Rabobank or its subsidiaries. Investment properties are recognised as long-term investments and included in the statement of financial position at cost, net of accumulated depreciation and impairment. Investment properties are depreciated in accordance with the terms of the underlying lease contracts.

Work in progress

Work in progress is included in 'other assets' in the statement of financial position. Work in progress relates to commercial real estate projects as well as sold and unsold housing projects under construction or planned and is carried at cost plus allocated interest, net of provisions as necessary. Instalments invoiced to buyers and customers are deducted from work in progress. If the balance for a project is negative (the amount of the invoiced instalments exceeds the capitalised costs), the balance of that project is reclassified as 'Other liabilities'. Gains and losses are recognised based on the percentage of completion method given the 'continuous transfer' of ownership involved. In the course of the construction work, Rabobank transfers the control and the material risks and rewards of the ownership of the work in progress in its current state to the buyer.

Leasing

Rabobank as lessee

Leases relating to property and equipment under which virtually all risks and rewards of ownership are transferred to Rabobank are classified as finance leases. Finance leases are capitalised at the inception of the lease at the fair value of the leased assets or at the present value of the minimum lease payments if the present value is lower. Lease payments are apportioned between the lease liability and the finance charges, so as to achieve a constant rate of interest on the remaining balance of the liability. The corresponding lease liabilities are included under 'Other debts', after deduction of finance charges. The interest components of

the finance charges are recognised in profit and loss over the term of the lease. An item of property and equipment acquired under a lease agreement is depreciated over the useful life of the asset or, if shorter, the term of the lease.

Leases under which a considerable portion of the risks and rewards of ownership of the assets is retained by the lessor are classified as operating leases. Operating lease payments (less any discounts by the lessor) are charged to profit and loss on a straight-line basis over the term of the lease.

Rabobank as lessor

Finance leases

If assets are leased under a finance lease, the present value of the lease payments is recognised as a receivable under 'Due from other banks' or 'Loans to customers'. The difference between the gross receivable and the present value of the receivable is recognised as unearned finance income. Lease income is recognised as interest income over the term of the lease using the net investment method, which results in a constant rate of return on the investment.

Operating leases

Assets leased under operating leases are included in the statement of financial position under 'Property and equipment'. The assets are depreciated over their expected useful lives in line with those of comparable items of property and equipment. Rental income (less discounts granted to lessees) is recognised under 'Other income' on a straight-line basis over the term of the lease.

Provisions

Provisions are recognised if Rabobank has a present obligation (legal or constructive) as a result of a past event, if it is probable that an outflow of resources will be required to settle the obligation and if a reliable estimate can be made of the amount of the obligation.
If Rabobank expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only if the reimbursement is virtually certain. The provisions are carried at the discounted value of the expected future cash flows.

Restructuring

Restructuring provisions are for penalties for premature termination of leases, payments under redundancy schemes and other costs directly attributable to restructuring programmes. The costs are recognised in the period in which a legal or constructive obligation arises for Rabobank and a detailed redundancy scheme is in place. No provisions are formed in advance for costs relating to continuing operations of Rabobank.

Tax and legal issues

The provision for tax and legal issues is based on the best possible estimates available at year end, taking into account legal and tax advice. The timing of the cash outflow of these provisions is uncertain because the outcome of the disputes and the time involved are unpredictable.

Other provisions

This item includes provision for onerous contracts, credit guarantees, Opmaat mortgages and obligations under the terms of the deposit guarantee system.

Employee benefits

Rabobank provides various pension plans based on the local conditions and practices of the countries in which it operates. In general, the plans are financed by payments to insurance companies or trustee-administered funds. The payments are calculated actuarially at regular intervals. A defined benefit plan is one that incorporates a promise to pay an amount of pension benefit, which is usually based on several factors such as age, number of years in service and remuneration. A defined contribution plan is one under which Rabobank pays fixed contributions to a separate entity (a pension fund) and is under no legal or constructive obligation if the fund has insufficient assets to pay all the benefits to employee/members of the plan in respect of service in current and past periods.

Pension obligations
The defined benefit liability is the present value of the defined benefit obligation at the reporting date, including adjustments for actuarial gains and losses and past service costs not yet recognised, reduced by the fair value of the plan assets. The defined benefit obligation is calculated by independent actuaries each year using the projected unit credit method. The present value of the defined benefit obligation is calculated by discounting the estimated future cash outflows at rates of interest on prime corporate bonds with terms approximating those of the related obligations. Most of the pension plans are career average pension plans and the net costs after deduction of employees' contributions are included under 'Staff costs'. Actuarial gains or losses from adjustments to actual developments and modified actuarial assumptions are recognised using the corridor method. Insofar as unrecognised cumulative actuarial gains or losses exceed 10% of the higher of the present value of the gross obligation under the defined benefit plan or the fair value of the fund, such excess is taken to profit or loss, spread over two years.

Defined contribution plans
Under defined contribution plans, Rabobank pays contributions to publicly or privately managed insured pension plans on a compulsory, contractual or voluntary basis. Once the contributions have been made, Rabobank has no further payment obligations. The regular contributions are net period costs for the year in which they are due and are included on this basis under 'Staff costs'.

Other post-employment obligations
Some Rabobank units provide other post-employment benefits. To become eligible for such benefits, the usual requirement is that the employee remains in service until retirement and has been with the company a minimum number of years. The expected costs of these benefits are accrued over the years of service, based on a system similar to that for defined benefit plans. The obligations are valued each year by independent actuaries.

Tax
Current tax receivables and payables are set off if there is a legally enforceable right to set off such items and if simultaneous treatment or settlement is intended. Deferred tax assets and liabilities are set off if there is a legally enforceable right to set off such items and if they relate to the same tax authority and arise from the same tax group.

Provisions are formed in full for deferred tax liabilities, using the liability method, arising from temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. The main temporary differences relate to the depreciation of property and equipment, the revaluation of certain financial assets and liabilities, including derivative financial instruments, provisions for pensions and other post-employment benefits, allowance for loan losses and other impairment and tax losses, and, in connection with business combinations, the fair values of the net assets acquired and their tax bases. Deferred income tax assets and liabilities are measured at the tax rates that have been enacted or substantively enacted at the reporting date. Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available, against which the temporary differences can be utilised.

Provisions are formed in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, unless the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Taxation on profit is calculated in accordance with the tax legislation of the relevant jurisdiction and recognised in the period in which the profit is realised. The tax effects of the carry-forward of unused tax losses are recognised as an asset if it is probable that future taxable profits will be available against which the losses can be utilised.

Deferred tax assets or deferred tax liabilities are included for the revaluation of available-for-sale financial assets and cash flow hedges that are directly taken to equity and recognised in profit and loss upon realisation together with the respective gain or loss.

Due to other banks, due to customers and debt securities in issue
These borrowings are initially recognised at cost, i.e. the proceeds received less directly attributable and non-recurring transaction costs. Loans are subsequently included at amortised cost. Any difference between the net proceeds and the redemption amount is recognised over the term of the loan, using the effective interest method.

If Rabobank repurchases one of its own debt instruments, it is derecognised, with the difference between the carrying amount of a liability and the consideration paid being recognised as income or expense.

Rabobank Member Certificates
These are the certificates for shares in the capital of Rabobank Ledencertificaten N.V., Rabobank Ledencertificaten II N.V. and Rabobank Ledencertificaten III N.V. issued in 2000, 2001, 2002 and 2005 respectively. On 30 December 2008, the legal merger between RLC (as the recipient company), RLC I and RLC II became effective ('the merger'). Following the merger, RLC (known after the merger as: Rabobank Ledencertificaten N.V.) acquired all the capital of RLC I and RLC II by universal title, and RLC I and RLC II ceased to exist.

Since the proceeds of the issue are available to Rabobank on a perpetual and highly subordinated basis (also subordinate to the Trust Preferred Securities) and since in principle no distribution is made if the consolidated statement of income of Rabobank shows a loss for any financial year, the issue proceeds, insofar as they have been lent on to Rabobank Nederland, are recognised under 'Equity' in proportion to the number of certificates held by members and employees. As a result, distributions are accounted for in the profit appropriation.

Trust Preferred Securities and Capital Securities
Trust Preferred Securities, which pay a non-discretionary dividend and are redeemable on a specific date or at the option of the holder, are classified as financial liabilities and included under 'Subordinated debt'. Dividends on these preferred securities are recognised in profit and loss as interest expense based on amortised cost using the effective interest method.

The remaining Trust Preferred Securities and Capital Securities are recognised within 'Equity', as there is no formal obligation to repay the principal or to pay the dividend.

When non-controlling interests are purchased, any positive and negative differences between the cost and the carrying amount are recognised within equity.

Financial guarantees
Financial guarantees are initially measured at fair value and subsequently at the higher of two amounts, i.e. the amount Rabobank would reasonably have to pay at the reporting date to settle the obligation or transfer it to a third party and the initial carrying amount less amortisation.

Bills
Bills represent commitments by Rabobank to redeem bills issued to clients. Rabobank expects to redeem most bills at the time clients receive payment. Bills are recognised as off-balance-sheet transactions and disclosed as contingent liabilities and obligations.

Statement of cash flows
Cash and cash equivalents comprises cash resources and deposits at central banks.
The statement of cash flows has been prepared in accordance using the indirect method and provides details of the source of the cash and cash equivalents that became available during the year as well as their application during the year.

Cash flows from operating, investing and financing activities are stated separately. Movements in loans and receivables and interbank deposits are accounted for under cash flows from operating activities. Investing activities relate to acquisitions and disposals and repayments on financial investments, as well as the acquisition and disposal of subsidiaries and property and equipment. Proceeds from, issues of, and payments on Rabobank Member Certificates, Trust Preferred Securities, Senior Contingent Notes and of Rabo Extra Ledenobligaties (member bonds), Capital Securities and subordinated loans qualify as cash flows from financing activities. Movements on account of currency translation differences are eliminated, as are the consolidation effects of acquisitions of associates.

Developments in statement of financial position and statement of income

Derivative financial instruments

Interest rate and currency trends in particular caused derivative financial statements to rise evenly, both on the assets and liabilities side. Derivative financial instruments on the assets side amounted to 63,578 (at 31 December 2009: 39,091); derivative financial instruments and other trade payables on the liabilities side amounted to 72,441 (at 31 December 2009: 48,765).

Loans to customers

Growth in this item was chiefly due to an increase in loans to food and agribusiness clients, and to the lower euro.

Available-for-sale financial assets

The rise in this item was the result of the purchase of government bonds in anticipation of stricter liquidity requirements. This item in particular caused the major cash outflow on investing activities in the condensed consolidated statement of cash flows.

Amounts due to customers

Rabobank attracted more deposits from retail and corporate clients, which resulted in an increase in amounts due to customers at group level.

Debt securities in issue

There were several securities issues in the first half of 2010, including of Senior Contingent Notes and of Rabo Extra Ledenobligaties (member bonds).

Equity

Equity of Rabobank Nederland and local Rabobanks can be broken down as follows:

In millions of euros	1st half of 2010	1st half of 2009
Foreign currency translation reserve	42	(441)
Revaluation reserve for available-for-sale financial assets	127	(429)
Revaluation reserve for associates	120	148
Hedging reserve for cash flow hedges	(41)	(45)
Retained earnings	23,783	22,056
Total reserves and retained earnings at 30 June	24,031	21,289

Other results

Other results was down due mainly to the recognition in the first half of 2009 of 0.3 billion in income as a result of the repurchase of debt securities in issue and subordinated debt, and of 165 in income as a result of the amortisation of actuarial gains and losses. There will be no such income in 2010.

Other results includes income of 152 due to the phasing out of the interest in Yes bank India.

Value adjustments

The value adjustments were down at group level thanks to tentative global economic growth.

Determining the fair value of financial assets and liabilities

The table below provides a summary of methods used to determine the fair value of the financial assets and liabilities. The following classification is used:

- Category 1: quoted prices in active markets for identical assets or liabilities;
- Category 2: inputs other than quoted prices included within category 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. as derived from prices);
- Category 3: inputs for the asset or liability that are not based on observable market data.

In millions of euros	Category 1	Category 2	Category 3	Total
At 30 June 2010				
Total assets at fair value	64,296	79,574	3,179	147,049
Total liabilities at fair value	3,108	98,775	702	102,585
Total	67,404	178,349	3,881	249,634
In %	27.0	71.4	1.6	100
At 31 December 2009				
Total assets at fair value	49,171	43,577	1,575	94,323
Total liabilities at fair value	4,299	71,643	142	76,084
Total	53,470	115,220	1,717	170,407
In %	31.4	67.6	1.0	100

The sharp rise in category 1 was caused chiefly by investments in liquid government bonds with the growth in category 2 being largely attributable to an increase in derivative financial instruments.

Business segments

The business segments Rabobank uses in its reporting are defined from a management viewpoint. This means they are the segments that are reviewed as part of Rabobank's strategic management and for the purpose of making business decisions and have different risks and returns.

Rabobank distinguishes five major business segments: domestic retail banking, wholesale and international retail banking, asset management and investment, leasing, and real estate. The domestic retail banking segment mainly comprises the operations carried out by the local Rabobanks and Obvion. The wholesale and international retail banking segment – Rabobank International – provides support to Rabobank Group in achieving market leadership in the Netherlands as an all-finance service provider. Internationally, it concentrates on the food and agri sector. Rabobank International undertakes regional corporate banking operations while also including entities operating globally, such as Global Financial Markets, Structured Finance, Leveraged Finance, Renewable Energy & Infrastructure Finance, Direct Banking, and Trade & Commodity Finance. It carries on its retail banking operations under the Rabobank label, with the exceptions of ACCBank and Bank BGZ, in addition to participating in private equity firms. The asset management and investment segment mainly comprises the operations of Robeco, Schretlen & Co and Sarasin. The leasing segment – De Lage Landen – is responsible for the lease operations, offering a wide range of lease, trade finance and consumer finance products in its Dutch home market. Across the globe, it supports sales of manufacturers, vendors and distributors, offering them its asset finance products. In Europe, De Lage Landen operates the car lease company Athlon Car Lease. The real estate segment – Rabo Real Estate Group – carries out Rabobank's real estate operations. Its core business is developing residential and commercial real estate as well as providing finance and asset management services, operating under the labels Bouwfonds Property Development, MAB Development, FGH Bank and Bouwfonds REIM.

The other business activities of Rabobank comprise a variety of segments, none of which requires separate reporting. Results reported under 'Other' are results from central hedge accounting as well as consolidation effects. Inter-segment transactions are conducted in accordance with standard commercial terms and market conditions.

11 This item recognises several income and expense items that are not attributable to the individual segments, including gains and losses from centralised hedge accounting and consolidation effects.

The dividend distribution of 219 to the local Rabobanks has been recognised within 'Other results' in the domestic retail banking segment. No material income or expense items other than from operating activities arise between business segments. The assets and liabilities of a segment comprise operating assets and operating liabilities, i.e. a substantial part of the statement of financial position, but are exclusive of items such as taxation. The accounting policies used for segment reporting are the same as those described in the section on the significant accounting policies used in preparing the consolidated financial statements.

In millions of euros	Domestic retail banking	Wholesale banking and international retail banking	Asset management and investment	Leasing	Real estate	Other[11]	Total
For the half-year ended 30 June 2010							
Interest	2,483	1,401	80	318	123	(73)	4,332
Commission	685	301	424	41	14	(52)	1,413
Other results	86	323	(31)	211	116	18	723
Total income	3,254	2,025	473	570	253	(107)	6,468
Segment expense (including value adjustments)	2,074	1,139	455	437	174	196	4,475
Operating profit before taxation	1,180	886	18	133	79	(303)	1,993
Taxation	248	136	17	32	-	(101)	332
Net profit	932	750	1	101	79	(202)	1,661
Total assets	349,806	457,003	24,744	30,623	26,685	(213,014)	675,847
Total liabilities	327,511	491,544	22,098	27,753	25,489	(259,009)	635,386

In millions of euros	Domestic retail banking	Wholesale banking and international retail banking	Asset management and investment	Leasing	Real estate	Other[11]	Total
For the half-year ended 30 June 2009							
Interest	2,283	1,480	43	285	75	(281)	3,885
Commission	635	216	343	24	11	(13)	1,216
Other results	125	81	69	175	157	714	1,321
Total income	3,043	1,777	455	484	243	420	6,422
Segment expense (including value adjustments)	2,441	1,391	465	441	193	48	4,979
Operating profit before taxation	602	386	(10)	43	50	372	1,443
Taxation	116	(42)	(1)	(4)	11	47	127
Net profit	486	428	(9)	47	39	325	1,316
Total assets	324,425	419,847	21,111	29,119	25,020	(204,161)	615,361
Total liabilities	304,366	410,760	18,807	26,480	23,929	(205,834)	578,508

Statements

Review report

To the Executive Board and Supervisory Board of Rabobank Nederland

Introduction

We have reviewed the condensed consolidated interim financial information as set out in the interim report 2010 on pages 44 to 65, of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Amsterdam, which comprises the condensed consolidated balance sheet as at 30 June 2010, the condensed consolidated profit and loss account, consolidated statement of comprehensive income, consolidated statement of changes in equity and condensed consolidated statement of cash flows for the six month period then ended and the notes to the interim financial information. The Executive Board of Rabobank Nederland is responsible for the preparation and presentation of this condensed consolidated interim financial information in accordance with IAS 34, 'Interim Financial Reporting' as adopted by the European Union. Our responsibility is to express a conclusion on this condensed consolidated interim financial information based on our review.

Scope

We conducted our review in accordance with Dutch law including standard 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity'. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial information for the six months period ended 30 June 2010 is not prepared, in all material respects, in accordance with IAS 34, 'Interim Financial Reporting', as adopted by the European Union.

Utrecht, 23 August 2010

Ernst & Young Accountants LLP

/s/G.H.C. de Meris

Executive Board responsibility statement

The Executive Board of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) declares that, to the best of their knowledge:

- the interim financial information gives a true and fair view of the assets, liabilities, financial position and results of operations of Rabobank Nederland and its consolidated entities;
- the interim report gives a true and fair view of the situation at the balance sheet date, and of developments in activities of Rabobank Nederland and of its consolidated entities in the first half of the year;
- the report describes the principal risks facing Rabobank Nederland.

Piet Moerland, *Chairman*
Bert Bruggink, *CFO*
Berry Marttin, *Member*
Sipko Schat, *Member*
Piet van Schijndel, *Member*
Gerlinde Silvis, *Member*

Colophon

Published by

Rabobank Nederland Communications Department

Materials used

This document was printed using environmentally friendly materials.

Disclaimer

This Interim Report is a translation of the Dutch Interim Report. In the event of any conflict in interpretation, the Dutch original takes precedence.

Our reports

In 2010, Rabobank Group publishes the following reports, both in English and in Dutch:

- Annual Summary 2009 Rabobank Group / Jaarbericht 2009 Rabobank Groep
- Annual Report 2009 Rabobank Group / Jaarverslag 2009 Rabobank Groep
- Report 2009 Rabobank Group / Verslag 2009 Rabobank Groep
- Consolidated Financial Statements 2009 Rabobank Group / Geconsolideerde jaarrekening 2009 Rabobank Groep
- Financial Statements 2009 Rabobank Nederland / Jaarrekening 2009 Rabobank Nederland
- Interim Report 2010 Rabobank Group / Halfjaarverslag 2010 Rabobank Groep

Our reports are published on www.rabobank.com/annualreports and www.rabobank.com/jaarverslagen.

Contact

jaarverslagen@rn.rabobank.nl

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)

Croeselaan 18

P.O. Box 17100

3500 HG Utrecht

The Netherlands

+31 30 216 0000

Interim Report 2010 Rabobank Group
August 2010
www.rabobank.com/reports



Rabobank